As Filed with the Securities and Exchange Commission on August 15, 2002
Registration No. 333-88312

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1
To FORM S-6
For Registration Under the Securities Act of 1933 of the  Securities of Unit Investment Trusts Registered on Form N-8B-2

GE Capital Life Separate Account III
(Exact Name of Trust)

GE Capital Life Assurance Company of New York
(Name of Depositor)

125 Park Avenue
6th Floor
New York, New York
10017-5529
(Address of Principal Executive Office)

David J. Sloane
Senior Vice President and Chief Administrator
GE Capital Life Assurance Company of New York
125 Park Avenue
6th Floor
New York, New York
10017-5529
(Name and Complete Address of Agent for Service)

With a copy to:

Heather C. Harker, Esq.
Vice President
GE Capital Life Assurance Company of New York
6610 W. Broad Street
Richmond, Virginia 23230

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement. August 16, 2002 requested.

Title of Securities Being Registered: Flexible Premium Single Life and
Joint and Last Survivor Variable Life Insurance

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective in such date as the Commission, acting pursuant to said Section 8(a), may determine.

RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-8B-2 AND THE PROSPECTUS

Item No. of Form N-8B-2	Caption in Prospectus
1.	Cover Page
2.	Cover Page
3.	Cover Page
4.	Sale of the Policies
5.	GE Capital Life Assurance Company, State Regulation
6.	GE Capital Life Assurance Company
7.	Not Required
8.	Not Required
9.	Legal Matters
10.	GE Capital Life Assurance Company; The Separate Account; The Portfolios; Policy Summary
11.	The Portfolios
12.	The Portfolios
13.	Policy Summary; Charges and Deductions; The Portfolios
14.	The Policy, Premiums
15.	Premiums
16.	Premiums, Transfers
17.	Policy Summary; Charges and Deductions; The Policy; Surrenders and Withdrawals; Requesting Payments; Death Benefits
18.	The Policy
19.	Other Policy Information; Reports; Voting Rights
20.	Not Applicable
21.	The Policy; Loans
22.	Not Applicable
23.	The Separate Account; Additional Information
24.	Not Applicable
25.	GE Capital Life Assurance Company
26.	Not Applicable
27.	GE Capital Life Assurance Company
28.	Executive Officers and Directors
29.	GE Capital Life Assurance Company
30.	Not Applicable
31.	Not Applicable
32.	Not Applicable
33.	Not Applicable
34.	Not Applicable
35.	Sale of the Policies
36.	Not Applicable
37.	Not Applicable
38.	Policy Summary; Distribution of the Policies
39.	Policy Summary; Distribution of the Policies
40.	Distribution of the Policies; The Portfolios
41.	GE Capital Life Assurance Company; Sale of the Policies
42.	Not Applicable
43.	Sale of the Policies
44.	How Your Account Value Varies
45.	Not Applicable
46.	Premiums; How Your Account Value Varies
47.	Not Applicable
48.	Cover; GE Capital Life Assurance Company
49.	Not Applicable

Item No. of Form N-8B-2	Caption in Prospectus
50.	Not Applicable
51.	Cover Page; Introduction; The Policies; Charges and Deductions
52.	GE Capital Life Assurance Company; The Portfolios
53.	Federal Tax Matters
54.	Not Applicable
55.	Not Applicable
56.	Not Required
57.	Not Required
58.	Not Required
59.	Financial Statements

GE Capital Life Separate Account III
Prospectus For The
Flexible Premium Single Life and Joint and
Last Survivor Variable Life Insurance Policy

Single Life Policy
Form P1258 7/01
Joint and Last Survivor Life Policy
Form P1259 7/01

Issued by:
GE Capital Life Assurance Company of New York
125 Park Avenue, 6th Floor
New York, New York 10017-5529

Variable Life Service Center:
6610 West Broad Street
Richmond, VA 23230
Telephone: (800) 313-5282

This prospectus contains information about the Policy that you should know before investing. Please read this prospectus carefully before investing and keep it for future reference.

This prospectus describes a flexible premium life insurance policy (the “Policy”) offered by GE Capital Life Assurance Company of New York (“we,” “us,” “our,” or the “Company”). We offer the Policy on either a single life or joint and last survivor basis. If you purchase the Policy on a single life basis, we will pay a Death Benefit upon the death of the Insured. If you purchase the Policy on a joint and last survivor basis, we will pay a Death Benefit upon the death of the last surviving Insured. The Policy provides life insurance protection, premium flexibility, and the ability to change Death Benefits.

Your value may accumulate on a variable or fixed basis, or both. If you choose our variable option, we will invest your assets in the Subaccounts of GE Capital Life Separate Account III (the “Separate Account”) that you select. Each Subaccount invests exclusively in the shares of portfolios of the underlying mutual funds listed below:

AIM Variable Insurance Funds:
AIM V.I. Capital Appreciation Fund — Series I Shares
AIM V.I. Growth Fund — Series I Shares
AIM V.I. Premier Equity Fund — Series I Shares

Alliance Variable Products Series Fund, Inc.:
Growth and Income Portfolio — Class B
Premier Growth Portfolio — Class B
Quasar Portfolio — Class B

Dreyfus:
Dreyfus Investment Portfolios-Emerging Markets Portfolio — Initial Shares
The Dreyfus Socially Responsible Growth Fund, Inc. — Initial Shares

Federated Insurance Series:
Federated High Income Bond Fund II* — Service Shares
Federated International Small Company Fund II

Fidelity Variable Insurance Products Fund (“VIP”):
VIP Equity-Income Portfolio — Service Class 2
VIP Growth Portfolio — Service Class 2

Fidelity Variable Insurance Products Fund II (“VIP II”):
VIP II Contrafund® Portfolio — Service Class 2

Fidelity Variable Insurance Products Fund III (“VIP III”):
VIP III Growth & Income Portfolio — Service Class 2
VIP III Mid Cap Portfolio — Service Class 2

GE Investments Funds, Inc.:
Income Fund
Mid-Cap Value Equity Fund
Money Market Fund
Premier Growth Equity Fund
S&P 500® Index Fund
Small-Cap Value Equity Fund
U.S. Equity Fund
Value Equity Fund

Janus Aspen Series:
Aggressive Growth Portfolio — Service Shares
Balanced Portfolio — Service Shares
Capital Appreciation Portfolio — Service Shares
Global Life Sciences Portfolio — Service Shares
Global Technology Portfolio — Service Shares
Growth Portfolio — Service Shares
International Growth Portfolio — Service Shares
Worldwide Growth Portfolio — Service Shares

MFS® Variable Insurance Trust:
MFS® Investors Growth Stock Series — Service Class Shares
MFS® Investors Trust Series — Service Class Shares
MFS® New Discovery Series — Service Class Shares
MFS® Utilities Series — Service Class Shares

Oppenheimer Variable Account Funds:
Oppenheimer Global Securities Fund/VA — Service Shares
Oppenheimer Main Street Growth & Income Fund/VA — Service Shares
PIMCO Variable Insurance Trust:
Foreign Bond Portfolio — Administrative Class Shares
High Yield Portfolio* — Administrative Class Shares
Long-Term U.S. Government Portfolio — Administrative Class Shares
Total Return Portfolio — Administrative Class Shares

Rydex Variable Trust:
OTC Fund

Van Kampen Life Investment Trust:
Comstock Portfolio — Class II Shares
Emerging Growth Portfolio — Class II Shares

*	These portfolios may invest in lower quality debt securities commonly referred to as junk bonds.

Not all of these portfolios may be available in all markets.

If you choose our fixed option, your assets will grow at a rate of at least 4%. We take the investment risk for assets allocated to the Guarantee Account.

Your Policy provides for a Surrender Value. The amount of your Surrender Value will depend upon the investment performance of the portfolio(s) you select and interest credited on assets in the Guarantee Account. Investors bear the investment risk of investing in the Separate Account.

The purpose of this Policy is to provide life insurance protection for the beneficiary(ies) named on the Policy. No claim is made that the Policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

We guarantee the Death Benefit for as long as the Policy is in force. The cash surrender value is not guaranteed. The Policy will lapse if the cash surrender value is insufficient to cover Policy charges. We guarantee to keep the Policy in force as long as minimum premium requirements are met.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Material incorporated by reference in this prospectus can be found on the Securities and Exchange Commission’s (“SEC’s”) website at: www.sec.gov

For general information or to obtain free copies of the:

•	Product prospectus or the portfolio prospectuses;

•	Any required forms,

Call:	1-800-313-5282

Or write:	GE Capital Life Assurance Company of New York
Service Center
6610 West Broad Street
Richmond, Virginia 23230

You may cancel your Policy during the free-look period. Please note that replacing your existing insurance coverage with this Policy might not be to your advantage.

Neither the U.S. Government nor any governmental agency insures or guarantees your investment in the Policy.

This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made.

The date of this prospectus is August 16, 2002.

Definitions

The following terms are used throughout the prospectus:

Account Value — The total amount of assets allocated in each Subaccount and assets in the General Account.

Age — The Age on the Insured’s birthday nearest the Policy Date or a Policy Anniversary.

Attained Age — The Insured’s Age on the Policy Date plus the number of full years since the Policy Date.

Base Specified Amount — A designated portion of the Specified Amount of insurance coverage that you elect on the application.

Beneficiary — The person or entity you designate to receive the Death Benefit payable at the death of the Insured under a single life Policy and the last surviving Insured under a joint and last survivor Policy.

Code — The Internal Revenue Code of 1986, as amended.

The Company — GE Capital Life Assurance Company of New York.

Continuation Amount — A cumulative amount set forth on the Policy data pages for each month of the Continuation Period representing the minimum Net Total Premium required to keep the Policy in force during the Continuation Period.

Continuation Period — The number of Policy years during which the Policy will not lapse if the Net Total Premium is at least equal to the Continuation Amount for the number of Policy Months that the Policy has been in force.

Death Benefit — The amount determined under the death benefit option in effect as of the date of death of the Insured under a single life Policy or the last surviving Insured under a joint and last survivor Policy.

Death Benefit Proceeds — The amount of proceeds determined under the applicable death benefit option.

Fund — Any open-end management investment company or unit investment trust in which the Separate Account invests.

General Account — Assets of the Company other than those allocated to the Separate Account or any of our other separate accounts.

Guarantee Account — Part of our General Account that provides a guaranteed interest rate for a specified interest rate guarantee period. This account is not part of and does not depend on the investment performance of the Separate Account.

Insured — The person(s) upon whose lives are Insured under the Policy.

Investment Options — The Guarantee Account and the Subaccounts.

Modified Base Specified Amount — A designated portion of the Specified Amount of insurance coverage that you elect on the application.

Monthly Anniversary Date — The same date on in each month as the Policy Date.

Net Premium — The portion of each premium you allocate to one or more Investment Options. It is equal to the premium paid times the Net Premium Factor.

Net Premium Factor — The factor we use in determining the Net Premium which reflects a deduction from each premium paid.

Net Total Premium — On any date, Net Total Premium equals the total of all premiums paid to that date minus (a) divided by (b), where:

(a)	is any outstanding Policy Debt, plus the sum of any partial surrenders to date; and

(b)	is the Net Premium Factor.

Optional Payment Plan — A plan under which any part of Death Benefit Proceeds or Surrender Value proceeds can be used to provide a series of periodic payments to you or a Beneficiary.

Owner — The Owner of the Policy. “You” or “your” refers to the Owner. You may also name Contingent Owners.

Planned Periodic Premium — A level premium amount scheduled for payment at fixed intervals over a specified period of time.

Policy — The Policy and application(s), including any riders, and endorsements.

Policy Date — The date as of which we issue the Policy and the date as of which the Policy becomes effective. We measure Policy years and anniversaries from the Policy Date. The Policy Date is shown on the Policy data pages. If the Policy Date would otherwise fall on the 29th, 30th, or 31st day of a month, the Policy Date will be the 28th.

Policy Debt — The amount of outstanding loans plus any accrued interest. Policy Debt is deducted from proceeds payable at the death of the Insured under a single life Policy and the last surviving Insured under a joint and last survivor Policy or at the time of surrender.

Policy Month — A one-month period beginning on a Monthly Anniversary Date and ending on the day immediately preceding the next Monthly Anniversary Date.

The Separate Account — GE Capital Life Separate Account III, the segregated asset account of the Company to which you allocate Net Premiums.

Service Center — The office to which all written and telephone inquiries concerning the Policy or the portfolios of the Funds should be made: 6610 West Broad Street, Richmond, VA 23230, 1-800-313-5282. The term “we” may be used throughout this prospectus in connection with calculations of Account Value; in these instances, the term “we” has the same meaning as Service Center.

Specified Amount — An amount we use in determining the insurance coverage. The Specified Amount is equal to the Base Specified Amount plus the Modified Base Specified amount, if any.

Subaccounts — A subdivision of the Separate Account, the assets of which are invested exclusively in a corresponding portfolio of a Fund. Not all Subaccounts may be available in all states or markets.
Surrender Value — The amount we pay you when you surrender the Policy. It is equal to Account Value minus any Policy Debt and minus any applicable surrender charge.

Unit Value — A unit of measure we use to calculate the Account Value for each Subaccount.

Valuation Day — For each Subaccount, each day on which the New York Stock Exchange is open for regular trading except for days that the Subaccount’s corresponding portfolio does not value its shares.

Valuation Period — The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

Annual Expense Table

EXPENSE TABLE
The following table describes the various costs and expenses that you will pay (either directly or indirectly) if you purchase this Policy. The table reflects expenses of the Subaccounts of the Separate Account and of the portfolios. For more complete descriptions of the various costs and expenses involved, see the “Charges and Deductions” provision in this prospectus.

Owner Transaction Expenses:1

Maximum surrender charge (per $1,000 of Specified Amount). We reduce the surrender charge percentage over time. In general, the later you surrender, the lower the surrender charge will be.	$37.19

Maximum Premium Charge2	7.5%

Transfer Charge (for each transfer after the twelfth in a calendar year)3	$20

Partial Surrender Processing Fee4	lesser of $25 or 2% of amount withdrawn

Maximum Monthly Policy Charge5	$8

Maximum Monthly Expense Charge (per $1,000 of Base Specified Amount for the first ten Policy years)6	$0.83

Maximum Monthly Expense Charge (per $1,000 of Modified Base Specified Amount for the life of the Policy)	$0.83

Maximum Specified Amount Increase Charge (per $1,000 of increase in Base Specified Amount for the first ten Policy years after increase)6	$0.83

Maximum Specified Amount Increase Charge (per $1,000 of increase in Modified Base Specified Amount for the life of the Policy)	$0.83

Expenses (at an effective annual rate of unloaned assets in the Separate Account):

Maximum Mortality and Expense Risk Charge

For the first $100,000 of unloaned assets in the Subaccounts ($200,000 for a joint and last survivor Policy).	0.50%

For unloaned assets in the Subaccounts above $100,000 ($200,000 for a joint and last survivor Policy) for the first twenty Policy years only.	0.10%

Expenses (as a monthly deduction from your Account Value):

Cost of Insurance Charge (maximum monthly charge per $1,000 of coverage)7	$83.33

Rider Options Available with the Single Life Policy

Waiver of Monthly Deduction (maximum monthly percentage of the total cost of insurance charges for the base policy, death benefit enhancement rider and any term insurance riders)	38.24%

Accidental Death Benefit (maximum annual charge per $1,000 of coverage)	$2.24

Rider Options Available with Joint Life Policy

4 Year Term Rider Charge (maximum monthly charge per $1,000 of coverage)	$83.33

Policy Split Option Rider Charge[8]	$0

[1]	We reserve the right to impose a maximum fee of $25 for the cost of preparing an inforce illustration. We do not charge for this service.
[2]	We currently deduct 5% from each premium payment.
[3]	We reserve the right to assess a $20 transfer charge for each transfer after the twelfth transfer in a calendar year. We do not currently charge this fee.
[4]	We reserve the right to charge a partial surrender processing fee of the lesser of $25 or 2% of the amount withdrawn. We do not currently charge this fee.
[5]	We reserve the right to assess a maximum monthly Policy charge of $8, although currently we assess a monthly Policy charge of $5.
6
This charge varies depending upon the risk class(es) of the Insured. Factors used in assessing the charge include the age, gender and rating class (excluding the specified amount attributable to any supplemental benefits) of the insured at the time the Policy is issued or at time of the Specified Amount Increase is requested.

7
The cost of insurance charge is subject to a maximum guaranteed cost of insurance as shown in your Policy. This charge depends on the risk class(es) of the Insured(s), Specified Amount and Death Benefit option selected. See “Charges and Deductions — Cost of Insurance” in this prospectus. We will not impose a cost of insurance charge once the Insured under a single life Policy or the youngest Insured under a joint and last survivor Policy reaches Attained Age 100.

[8]	Evidence of insurability is required when policy split option is requested.

PORTFOLIO ANNUAL EXPENSES
The following table reflects the annual expenses of the portfolios available in the Separate Account for the year ended December 31, 2001 (as a percentage of each portfolio’s average net assets after fee waivers and expense reimbursements as applicable):

Portfolio	Management Fees	12b-1 Fees*	Service Share Fees**	Other Expenses	Total Annual Expenses

AIM Variable Insurance Funds

AIM V.I. Capital Appreciation Fund — Series I Shares	0.61%	—	—	0.24%	0.85%
AIM V.I. Growth Fund — Series I Shares	0.62%	—	—	0.26%	0.88%
AIM V.I. Premier Equity Fund — Series I Shares	0.60%	—	—	0.25%	0.85%

Alliance Variable Products Series Fund, Inc.

Growth and Income Portfolio — Class B	0.63%	0.25%	—	0.04%	0.92%
Premier Growth Portfolio — Class B	1.00%	0.25%	—	0.04%	1.29%
Quasar Portfolio — Class B	0.82%	0.25%	—	0.13%	1.20%

Dreyfus

Dreyfus Investment Portfolios-Emerging Markets Portfolio — Initial Shares	—	—	—	2.00%	2.00%
The Dreyfus Socially Responsible Growth Fund, Inc. —Initial Shares	0.75%	—	—	0.03%	0.78%

Federated Insurance Series

Federated High Income Bond Fund II — Service Shares	0.60%	—	0.10%	0.16%	0.86%
Federated International Small Company Fund II	0.00%	—	0.10%	1.55%	1.65%

Fidelity Variable Insurance Products Fund (“VIP”)1

VIP Equity-Income Portfolio — Service Class 2	0.48%	0.25%	—	0.11%	0.84%
VIP Growth Portfolio — Service Class 2	0.58%	0.25%	—	0.10%	0.93%

Fidelity Variable Insurance Products Fund II (“VIP II”)1

VIP II Contrafund® Portfolio — Service Class 2	0.58%	0.25%	—	0.11%	0.94%

Fidelity Variable Insurance Products Fund III (“VIP III”)1

VIP III Growth & Income Portfolio — Service Class 2	0.48%	0.25%	—	0.11%	0.84%
VIP III Mid Cap Portfolio — Service Class 2	0.58%	0.25%	—	0.11%	0.94%

GE Investments Funds, Inc.

Income Fund	0.50%	—	—	0.05%	0.55%
Mid-Cap Value Equity Fund	0.65%	—	—	0.03%	0.68%
Money Market Fund	0.38%	—	—	0.04%	0.42%
Premier Growth Equity Fund	0.65%	—	—	0.02%	0.67%
S&P 500® Index Fund	0.35%	—	—	0.04%	0.39%
Small-Cap Value Equity Fund	0.80%	—	—	0.11%	0.91%
U.S. Equity Fund	0.55%	—	—	0.03%	0.58%
Value Equity Fund	0.65%	—	—	0.14%	0.79%

Janus Aspen Series

Aggressive Growth Portfolio — Service Shares	0.65%	0.25%	—	0.02%	0.92%
Balanced Portfolio — Service Shares	0.65%	0.25%	—	0.01%	0.91%
Capital Appreciation Portfolio — Service Shares	0.65%	0.25%	—	0.01%	0.91%
Global Life Sciences Portfolio — Service Shares	0.65%	0.25%	—	0.17%	1.07%
Global Technology Portfolio — Service Shares	0.65%	0.25%	—	0.05%	0.95%
Growth Portfolio — Service Shares	0.65%	0.25%	—	0.01%	0.91%
International Growth Portfolio — Service Shares	0.65%	0.25%	—	0.06%	0.96%
Worldwide Growth Portfolio — Service Shares	0.65%	0.25%	—	0.04%	0.94%

Portfolio	Management Fees	12b-1 Fees*	Service Share Fees**	Other Expenses	Total Annual Expenses

MFS® Variable Insurance Trust

MFS® Investors Growth Stock Series — Service Class Shares	0.75%	0.25%	—	0.15%	1.15%
MFS® Investors Trust Series — Service Class Shares	0.75%	0.25%	—	0.14%	1.14%
MFS® New Discovery Series — Service Class Shares	0.90%	0.25%	—	0.15%	1.30%
MFS® Utilities Series — Service Class Shares	0.75%	0.25%	—	0.17%	1.17%

Oppenheimer Variable Account Funds

Oppenheimer Global Securities Fund/VA — Service Shares	0.64%	0.15%	—	0.06%	0.85%
Oppenheimer Main Street Growth & Income Fund/VA — Service Shares	0.68%	0.15%	—	0.05%	0.88%

PIMCO Variable Insurance Trust

Foreign Bond Portfolio — Administrative Class Shares	0.25%	—	0.15%	0.50%	0.90%
High Yield Portfolio — Administrative Class Shares	0.25%	—	0.15%	0.35%	0.75%
Long-Term U.S. Government Portfolio — Administrative Class Shares	0.25%	—	0.15%	0.25%	0.65%
Total Return Portfolio — Administrative Class Shares	0.25%	—	0.15%	0.25%	0.65%

Rydex Variable Trust

OTC Fund	0.75%	—	0.25%	0.45%	1.45%

Van Kampen Life Investment Trust

Comstock Portfolio — Class II Shares	0.60%	0.25%	—	0.21%	1.06%
Emerging Growth Portfolio — Class II Shares	0.70%	0.25%	—	0.06%	1.01%

*
The 12b-1 fees deducted from the 12b-1 classes of these portfolios cover certain distribution and shareholder support services provided by the companies selling Policies investing in those portfolios. The portion of the 12b-1 fees assessed against the portfolios’ assets attributable to the Policies will be remitted to Capital Brokerage Corporation, the principal underwriter for the Policies.

**
The Service Share fees deducted from the service shares of these portfolios cover certain administrative services provided by companies issuing policies investing in those portfolios. The portion of the Service Share fees assessed against the portfolios’ assets attributable to the Policies will be remitted to the Company.

1
Actual annual class operating expenses were lower because a portion of the brokerage commissions that the portfolio paid was used to reduce the portfolio’s expenses. In addition, through arrangements with the portfolio’s custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the portfolio’s custodian expenses. These offsets may be discontinued at any time.

Accordingly, the actual total operating expenses were:
• VIP Equity-Income Portfolio — Service Class 2	0.83%
• VIP Growth Portfolio — Service Class 2	0.90%
• VIP II Contrafund® Portfolio — Service Class 2	0.90%
• VIP III Growth & Income Portfolio — Service Class 2	0.82%
• VIP III Mid Cap Portfolio — Service Class 2	0.88%

Some of the portfolios are subject to fee waivers and/or expense reimbursements. The following table shows what the expenses would have been for such portfolios without fee waivers and/or expense reimbursements.

Portfolio	Management Fees	12b-1 Fees*	Service Share Fees**	Other Expenses	Total Annual Expenses

Alliance Variable Products Series Fund, Inc.

Quasar Portfolio — Class B	1.00%	0.25%	—	0.18%	1.43%

Dreyfus

Dreyfus Investment Portfolios — Emerging Markets Portfolio — Initial Shares	1.25%	—	—	4.15%	5.40%

Federated Insurance Series

Federated High Income Bond Fund II — Service Shares	0.60%	0.25%	0.25%	0.16%	1.26%
Federated International Small Company Fund II	1.25%	0.25%	0.25%	3.79%	5.54%

MFS® Variable Insurance Trust

MFS® Investors Growth Stock Series — Service Class Shares	0.75%	0.25%	—	0.17%	1.17%
MFS® Investors Trust Series — Service Class Shares	0.75%	0.25%	—	0.15%	1.15%
MFS® New Discovery Series — Service Class Shares	0.90%	0.25%	—	0.19%	1.34%
MFS® Utilities Series — Service Class Shares	0.75%	0.25%	—	0.18%	1.18%

PIMCO Variable Insurance Trust

Foreign Bond Portfolio — Administrative Class Shares	0.25%	—	0.15%	0.51%	0.91%
High Yield Portfolio — Administrative Class Shares	0.25%	—	0.15%	0.36%	0.76%
Long-Term U.S. Government Portfolio —Administrative Class Shares	0.25%	—	0.15%	0.26%	0.66%
Total Return Portfolio — Administrative Class Shares	0.25%	—	0.15%	0.26%	0.66%

*
The 12b-1 fees deducted from the 12b-1 classes of these portfolios cover certain distribution and shareholder support services provided by the companies selling Policies investing in those portfolios. The portion of the 12b-1 fees assessed against the portfolios’ assets attributable to the Policies will be remitted to Capital Brokerage Corporation, the principal underwriter for the Policies.

**
The Service Share fees deducted from the service shares of these portfolios cover certain administrative services provided by companies issuing policies investing in those portfolios. The portion of the Service Share fees assessed against the portfolios’ assets attributable to the Policies will be remitted to the Company.

The expenses shown above are deducted by the portfolios before they provide us with the daily net asset value. We then deduct Separate Account charges from the net asset value in calculating the unit value of the corresponding Subaccount. The management fees and other expenses are more fully described in the prospectus for each portfolio. Information relating to the portfolios was provided by the portfolios and not independently verified by us.

OTHER POLICIES
We offer other variable life insurance policies in the Separate Account which also invest in the same portfolios (or many of the same) of the Funds. These policies have different charges that could affect the value of the Subaccounts and may offer different benefits more suitable to your needs. To obtain more information about these policies, contact your agent, or call (800) 313-5282.

Policy Summary

PREMIUMS
You select a premium payment plan. You are not required to pay premiums according to the plan, but may vary frequency and amount, within limits, and can skip planned premiums. See the “Periodic Premium Plan” provision of this prospectus.

Premium amounts depend on an Insured’s Age, gender (where applicable), risk class, Specified Amount selected, and any supplemental benefit riders. See the “Premiums” provision of this prospectus.

You may make unscheduled premium payments, provided such premium payments do not exceed the limitations for life insurance as set forth by Section 7702 of the Code. We may reject any additional premium payments, or portion thereof, that would result in your Policy being disqualified as life insurance under the Code. Each additional premium payment, if within the limitations as stated above, must be at least $50. See the “Premiums” provision of this prospectus.

Under certain circumstances, you may have to pay extra premiums to prevent termination. See the “Premium to Prevent Termination” provision of this prospectus.

DEDUCTION FROM PREMIUMS
Currently, we deduct a 5% premium charge from each premium before we place it in a Subaccount or the Guarantee Account. This charge is guaranteed to not exceed 7.5%. We currently do not deduct the maximum 7.5% premium charge, but reserve the right to do so. We refer to the premium minus the premium charge as a Net Premium. We do not assess a premium charge against the Policy loan portion of a premium received from the rollover of a life insurance policy. See the “Premium Charge” provision of this prospectus.

ALLOCATION OF NET PREMIUMS
You may allocate your Net Premiums among up to 10 of the Subaccounts of the Separate Account plus the Guarantee Account at any given time. We will place any premiums you pay in a non-interest bearing account until:

(1)	the date we approve the application;

(2)	the date we receive all necessary forms (including any subsequent amendments to your application); and

(3)	the date we receive the entire initial premium.

We will then allocate your initial Net Premium and any Net Premiums received within 15 days after the Policy Date to the Subaccount investing in the GE Investments Funds, Inc. — Money Market Fund (“Money Market Subaccount”). The entire value will remain in the Money Market Subaccount for 15 days after the Policy Date. After 15 days the Account Value in the Money Market Subaccount will be transferred in accordance with your Net Premium allocation instructions. See the “Allocating Premiums” provision of this prospectus.

DEDUCTIONS FROM ASSETS
Each portfolio deducts management fees and other expenses from its assets. For the year ended December 31, 2001, the minimum total annual expenses (as a percentage of average net assets) was 0.39%, and the maximum total annual expenses (as a percentage of average net assets) was 2.00%. See the “Portfolio Annual Expenses” provision of this prospectus.

We deduct monthly a mortality and expense risk charge at an effective annual rate of 0.50% of the first $100,000 of unloaned assets in the Subaccounts (0.50% of the first $200,000 of unloaned assets in the Subaccounts for a joint and last survivor Policy). For the first 20 Policy years, we also deduct a mortality and expense risk charge for unloaned assets in the Subaccounts above $100,000 ($200,000 for a joint and last survivor Policy) at an annual effective rate of 0.10%. Beginning with Policy year 21, we do not deduct a mortality and expense risk charge for unloaned assets in the Subaccounts over $100,000 ($200,000 for joint and last survivor Policy).

We make a monthly deduction from your Account Value for:

(1)	the cost of insurance charge;

(2)	a current monthly policy charge of $5 ($8 per month maximum);

(3)
a monthly expense charge based on the initial Base Specified Amount for the first 10 Policy years (this charge varies by Age(s), gender and rating class excluding the Specified Amount attributable to any supplemental benefits);

(4)	monthly expense charge based on the initial Modified Base Specified Amount until the Insured reaches that attained age 100 (this charge varies by Age(s), gender and rating class);

(5)
a monthly expense charge for an increase in Base Specified Amount for the first 10 policy years following the increase (this charge varies by Age(s), gender and rating class excluding the Specified Amount attributable to any supplemental benefits);

(6)
monthly expense charge for an increase in the initial Modified Base Specified Amount until the Insured on a single life or the older Insured on a joint life reaches attained age 100 (this charge varies by Age(s), gender and rating class); and

(7)	supplemental benefit charges.

The monthly deduction will also include the increase charge for the first 10 Policy years following an increase in the Specified Amount. See the “Changing the Specified Amount” provision of this prospectus.

There are optional riders that provide additional benefits; some riders require an additional cost. Not all riders are available to all policies. See the “Supplemental Benefits” provision of this prospectus for more information on these riders.

For information concerning compensation paid for sale of the Policies, see the “Sale of the Policies” provision of this prospectus.

ACCOUNT VALUE	Account Value equals the total amount in each Subaccount and the General Account, including the Guarantee Account.

The Account Value serves as the starting point for calculating certain values under a Policy, such as the Surrender Value and the Death Benefit Proceeds. Your Account Value varies from day to day to reflect investment experience of the Subaccounts, interest credited to assets in the Guarantee Account, charges deducted and other Policy transactions (such as Policy loans, transfers and partial surrenders). See the “How Your Account Value Varies” provision of this prospectus.

You can transfer assets among the Investment Options (subject to certain restrictions). See the “Transfers” provision of this prospectus for rules and limits. Policy loans reduce the amount available for allocations and transfers.

There is no minimum guaranteed Account Value. During the Continuation Period, the Policy will lapse if the Surrender Value is insufficient to cover the monthly deduction and the Net Total Premium is less than the Continuation Amount. After the Continuation Period, the Policy will lapse if the Surrender Value is insufficient to cover the monthly deduction. See the “Premium to Prevent Termination” provision of this prospectus.

CASH BENEFITS	You may take a Policy loan for up to 90% of the difference between your Account Value and any surrender charges, minus any Policy Debt. See the “Loans” provision of this prospectus.

You may take partial surrenders from your Policy. The minimum partial surrender amount is $200. We reserve the right to charge a processing fee equal to the lesser of $25 or 2% of the amount withdrawn although we currently do not assess such a charge. If you select Death Benefit Option B, you may only take a partial surrender after the first Policy year. See the “Partial Surrender” provision of this prospectus.

You can surrender your Policy at any time for its Surrender Value (Account Value minus Policy Debt and minus any applicable surrender charge). A surrender charge will apply during the first 10 Policy years, and for 10 Policy years after an increase in the Specified Amount (except for increases in the Specified Amount that result from a change in Death Benefit option). See the “Surrenders” and the “Surrender Charge” provision of this prospectus.

You may choose from a variety of payment options. See the “Requesting Payments” provision of this prospectus.

DEATH BENEFITS	The minimum Specified Amount available is $100,000 for a single life Policy and $200,000 for a joint and last survivor Policy.

You may choose from among three Death Benefit options:

•	Option A — Specified Amount plus Account Value;

•	Option B — Specified Amount; or

•	Option C is:

•	the greater of Specified Amount; or

•	the Specified Amount; plus

•
the sum of all premiums paid before Attained Age 75 of the Insured under a single life Policy or the younger Insured under a joint and last survivor Policy (for 1035 exchanges, the premiums paid under the old policy minus any partial surrender of premiums and charges for supplemental non-qualified benefits as defined in the Code); minus

•	the charges for supplemental benefits, other than those specified in Section 7702(f)(5)(A) of the Code; minus

•	all partial surrenders.

The Death Benefit will be the greater of the Death Benefit under the Death Benefit option you select or the Minimum Death Benefit. See the “Death Benefits” provision of this prospectus.

Death Benefit Proceeds are payable as a lump sum or under a variety of options. See the “Requesting Payments” and the “Optional Payment Plans” provisions of this prospectus.

You may change the Specified Amount and the Death Benefit option. See the “Changing the Specified Amount” and the “Changing the Death Benefit Option” provisions of this prospectus for rules and limits.

During the Continuation Period, the Policy will remain in force regardless of the sufficiency of Surrender Value so long as Net Total Premium is at least equal to the Continuation Amount. See the “Premium to Prevent Termination” provision of this prospectus.

Risk Summary

INVESTMENT RISK
Your Account Value is subject to the risk that investment performance will be unfavorable and that your Account Value will decrease. Because we continue to deduct charges from your Account Value, if investment results are sufficiently unfavorable and/or you stop making premium payments at or above the minimum requirements, the Surrender Value of your Policy may fall to zero. In that case, your Policy will terminate without value and insurance coverage will no longer be in effect, unless you make an additional payment sufficient to prevent a termination during the 61-day grace period. However, your Policy will not lapse during the Continuation Period, even if your Surrender Value is insufficient to cover the monthly deductions, so long as the Net Total Premium is at least equal to the Continuation Amount. On the other hand, if investment experience is sufficiently favorable and you have kept the Policy in force for a substantial time, you may be able to draw upon your Account Value, through partial surrenders and Policy loans.

RISK OF TERMINATION
If the Surrender Value of your Policy is insufficient to pay the Monthly Deduction when due (and, during the Continuation Period, the Net Total Premium is less than the Continuation Amount), the Policy will be in default and a grace period will begin. There is a risk that if partial surrenders, loans, and monthly deductions reduce your Surrender Value to an amount insufficient to cover Policy charges and/or if the investment experience of your selected Subaccounts is unfavorable, then your Policy could lapse. In that case, you will have a 61-day grace period to make a sufficient payment. If you do not make a sufficient payment before the grace period ends, your Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits. After termination, you may reinstate your Policy within three years subject to certain conditions.

TAX RISKS
We intend for the Policy to satisfy the definition of a “life insurance contract” under Section 7702 of the Code. In general, earnings under the Policy will not be taxed until a distribution is made from the Policy. In addition, Death Benefits and Accelerated Death Benefits generally will be excludable from income. In the case of a Policy that is considered a “modified endowment contract,” special rules apply and a 10% penalty tax may be imposed on distributions, including loans. See the “Special Rules for Modified Endowment Contracts provision of this prospectus.” You should consult a qualified tax advisor in all tax matters involving your Policy.

LIMITS ON PARTIAL SURRENDERS	The Policy permits you to take partial surrenders. However, if you select Death Benefit Option B or Option C, you may only take partial surrenders after the first Policy year.

The minimum partial surrender amount is $200. We reserve the right to assess a processing fee for each partial surrender although we do not currently do so.

Partial surrenders will reduce your Account Value and Death Benefit Proceeds. Federal income taxes and a penalty tax may apply to partial surrenders.

EFFECTS OF POLICY LOANS
A Policy loan, whether or not repaid, will affect your Account Value over time because we subtract the amount of the loan from the Investment Options as collateral. We then credit a fixed interest rate to the loan collateral. As a result, the loan collateral does not participate in the investment results of the Subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Subaccounts, the effect could be favorable or unfavorable.

A Policy loan also reduces the Death Benefit payable. A Policy loan could make it more likely that a Policy would terminate. There is a risk if the loan reduces your Surrender Value to an amount insufficient to cover Policy charges and investment experience isunfavorable, that the Policy will lapse, resulting in adverse tax consequences. You must submit a sufficient payment during the grace period to avoid the Policy’s termination without value and the end of insurance coverage.

COMPARISON WITH OTHER INSURANCE POLICIES
The Policy is similar in many ways to universal life insurance. As with universal life insurance:

• the Owner pays premiums for insurance coverage on the Insured(s);

• the Policy provides for the accumulation of Surrender Value that is payable if the Owner surrenders the Policy during the lifetime of the Insured under a single life Policy and the last surviving Insured under a joint and last survivor Policy; and

• the Surrender Value may be substantially lower than the premiums paid.

However, the Policy differs from universal life insurance in that it permits you to place your premium in the Subaccounts. The amount and duration of life insurance protection and the value of the Policy will vary with the investment performance of the Subaccounts you select. You bear the investment risk with respect to the amounts allocated to the Subaccounts.

The Surrender Value of your Policy may decrease if the investment performance of the Subaccounts to which you allocate assets is sufficiently adverse. If the Surrender Value becomes insufficient to cover charges when due and the Continuation Period is not in effect, the Policy will terminate without value after a grace period.

GE Capital Life Assurance Company of New York

We are a stock life insurance that was incorporated in New York on February 23, 1988. We are ultimately a indirect subsidiary of General Electric Capital Corporation (“GE Capital”), a New York corporation that is a diversified financial services company whose subsidiaries consist of specialty insurance, equipment management, and commercial and consumer financing businesses. General Electric Capital Corporation is owned by General Electric Capital Services, Inc. which in turn is owned by General Electric Company. GE Capital’s ultimate parent, General Electric Company, founded more than one hundred years ago by Thomas Edison, is the worlds’s largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment, and large electric power generation equipment.

We are licensed in New York and specialize in writing individual fixed-rate deferred annuities, fixed payout immediate annuities, variable deferred annuities and variable life insurance policies.

STATE REGULATION	We are subject to regulation by the Superintendent of Insurance of the State of New York. We submit annual statements on our operation and finances to the New York Department of Insurance.

We are a member of the Insurance Marketplace Standards Association (“IMSA”). We may use the IMSA membership logo and language in our advertisements, as outlined in IMSA’s Marketing and Graphics Guidelines. Companies that belong to IMSA subscribe to a set of ethical standards covering various aspects of sales and service for individually sold life insurance and annuities.

The Separate Account

We established the Separate Account as a separate investment account on March 20, 2000. The Separate Account has Subaccounts available under the Policy. Each Subaccount invests exclusively in shares representing an interest in a separate corresponding portfolio of one of the Funds described below.

The assets of the Separate Account belong to us. Nonetheless, we do not charge the assets in the Separate Account attributable to the Policies with liabilities arising out of any other business, which we may conduct. The Separate Account will, however, be available to cover the liabilities of our General Account to the extent that the assets of the Separate Account exceed its liabilities arising under the Policies supported by it. Income, and both realized and unrealized gains and losses, are credited to or charged against the Separate Account without regard to the income, gains, or losses arising out of any other business we may conduct.

The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”) and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account by the SEC.

CHANGES TO THE SEPARATE ACCOUNT
The Separate Account may include other Subaccounts that are not available under this Policy. We may substitute another Subaccount or insurance company separate account under the Policy if, in our judgment, investment in a Subaccount should no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another Subaccount or insurance company separate account is in the best interest of Owners. The new Subaccounts may be limited to certain classes of Policies, and the new portfolios may have higher fees and charges than the portfolios they replaced. No substitution or elimination may take place without prior notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.

We may also, where permitted by law:

•	create new separate accounts;

•	combine separate accounts, including combining a Separate Account with another separate account establish by the Company;

•	transfer assets of the Separate Account, which we determine to be associated with the class of Policies to which this Policy belongs, to another separate account;

•	add new Subaccounts to or remove Subaccounts from the Separate Account, or combine Subaccounts;

•	make the Subaccounts available under other policies we issue;

•	add new portfolios or remove existing portfolios;

•	substitute new portfolios for any existing portfolios which we determine is no longer appropriate in light of the purposes of the Separate Account;

•	deregister the Separate Account under the 1940 Act; and

•	operate the Separate Account under the direction of a committee or in another form.

The Portfolios

You decide the Subaccounts to which you direct Net Premiums. You may change your premium allocation without penalty or charges. There is a separate Subaccount which corresponds to each portfolio of a Fund offered in this Policy.

Each Fund is registered with the SEC as an open-end management investment company under the 1940 Act. The assets of each portfolio are separate from other portfolios of a Fund and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate portfolio and the investment performance of one portfolio has no effect on the investment performance of any other portfolio.

Before choosing a Subaccount to allocate your Net Premiums and assets, carefully read the prospectus for each portfolio, along with this prospectus. We summarize the investment objectives of each portfolio below. There is no assurance that any of the portfolios will meet these objectives.

The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, or if the other portfolio has a similar name.

SUBACCOUNTS	You may invest in up to 10 Subaccounts of the portfolios listed below plus the Guarantee Account at any one time.

	Portfolio	Investment Objective	Adviser (and Sub-Adviser(s), as applicable)

AIM VARIABLE INSURANCE FUNDS	AIM V.I. Capital Appreciation Fund — Series I Shares	Seeks growth of capital.	A I M Advisors, Inc.

	AIM V.I. Growth Fund — Series I Shares	Seeks growth of capital.	A I M Advisors, Inc.

	AIM V.I. Premier Equity Fund — Series I Shares	Seeks to achieve long-term growth of capital. Income is a secondary objective.	A I M Advisors, Inc.

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.	Growth and Income Portfolio — Class B
Seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality. The portfolio may also invest in fixed-income securities and convertible securities.
Alliance Capital Management, L.P.

	Portfolio	Investment Objective	Adviser (and Sub-Adviser(s), as applicable)

	Premier Growth Portfolio — Class B	Seeks growth of capital by investing predominantly in the equity securities of a limited number of large, carefully selected, high quality U.S. companies judged likely to achieve superior earnings.	Alliance Capital Management, L.P.

Quasar Portfolio — Class B
Seeks growth of capital by pursuing aggressive investment policies. This portfolio invests based upon the potential for capital appreciation and only incidentally for current income. The investment policies are aggressive.
Alliance Capital Management, L.P.

DREYFUS	Dreyfus Investment Portfolios — Emerging Markets Portfolio — Initial Shares
A non-diversified[1] portfolio seeking long-term capital growth by typically investing at least 80% of its assets in the stocks of companies organized, or with a majority of its assets or business, in emerging market countries.
The Dreyfus Corporation

The Dreyfus Socially Responsible Growth Fund, Inc. — Initial Shares
Seeks to provide capital growth, with current income as a secondary goal by investing primarily in the common stock of companies that in the opinion of the portfolio’s management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.
The Dreyfus Corporation (sub-adviser, NCM Management Group, Inc.)

FEDERATED INSURANCE SERIES	Federated High Income Bond Fund II — Service Shares
Seeks high current income. Seeks to achieve its objective by investing primarily in a diversified portfolio of professionally managed fixed-income securities. The fixed-income securities in which the portfolio intends to invest are lower-rated corporate debt obligations, commonly referred to as “junk bonds.” The risks of these securities and their high yield potential are described in the prospectus for the Federated Insurance Series, which should be read carefully before investing.
Federated Investment Management Company

Federated International Small Company Fund II
Seeks to provide long-term growth of capital. The portfolio pursues this objective by investing at least 65% of its assets in equity securities of foreign companies that have a market capitalization at the time of purchase of $1.5 billion or less.
Federated Global Investment Management Corp.

[1]
A non-diversified portfolio is a portfolio that may hold a larger position in a smaller number of securities than a diversified portfolio. This means that a single security’s increase or decrease in value may have a greater impact on the return and net asset value of a non-diversified portfolio than a diversified portfolio

	Portfolio	Investment Objective	Adviser (and Sub-Adviser(s), as applicable)

FIDELITY VARIABLE INSURANCE PRODUCTS FUND (“VIP”)	VIP Equity-Income Portfolio — Service Class 2
Seeks reasonable income and will consider the potential for capital appreciation. The portfolio also seeks a yield, which exceeds the composite yield on the securities comprising the S&P 500 by investing primarily in income-producing equity securities and by investing in domestic and foreign issuers.
Fidelity Management & Research Company; (subadvised by FMR Co., Inc.)

	VIP Growth Portfolio — Service Class 2	Seeks capital appreciation by investing primarily in common stocks of companies believed to have above-average growth potential.	Fidelity Management & Research Company; (subadvised by FMR Co., Inc.)

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II (“VIP II”)	VIP II Contrafund® Portfolio — Service Class 2
Seeks long-term capital appreciation by investing mainly in common stocks and in securities of companies whose value is believed to have not been fully recognized by the public. This portfolio invests in domestic and foreign issuers. This portfolio also invests in “growth” stocks, “value” stocks, or both.
Fidelity Management & Research Company (subadvised by Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research (Far East) Inc. and Fidelity Investments Japan Limited; FMR Co., Inc.)

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III (“VIP III”)	VIP III Growth & Income Portfolio — Service Class 2
Seeks high total return through a combination of current income and capital appreciation by investing a majority of assets in common stocks with a focus on those that pay current dividends and show potential for capital appreciation.
Fidelity Management & Research Company (subadvised by Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research (Far East) Inc. and Fidelity Investments Japan Limited; FMR Co., Inc.)

	VIP III Mid Cap Portfolio — Service Class 2	Seeks long-term growth of capital by investing primarily in common stocks and at least 80% of total assets in securities of companies with medium market capitalizations.	Fidelity Management & Research Company (subadvised by Fidelity Management & Research (U.K.), Inc. and Fidelity Management & Research Far East Inc.)

GE INVESTMENTS FUNDS, INC.	Income Fund
Seeks to provide maximum income consistent with prudent investment management and preservation of capital by investing primarily in a variety of investment-grade debt securities, such as mortgage-backed securities, corporate bonds, U.S. Government securities and money market instruments.
GE Asset Management Incorporated

Mid-Cap Value Equity Fund
Seeks to provide long-term growth of capital and future income by investing primarily in equity securities of mid-cap companies that the investment adviser believes are undervalued by the market and have above-average growth potential.
GE Asset Management Incorporated

	Portfolio	Investment Objective	Adviser (and Sub-Adviser(s), as applicable)

Money Market Fund
Seeks to provide a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing in various types of U.S. dollar denominated short-term money market instruments.
GE Asset Management Incorporated

Premier Growth Equity Fund
Seeks to provide long-term growth of capital and future income rather than current income by investing primarily in a limited number of equity securities of large and medium-sized companies that have above-average growth histories and/or growth potential.
GE Asset Management Incorporated

S&P 500® Index Fund[2]
Seeks to provide growth of capital and accumulation of income that corresponds to the investment return of the Standard & Poor’s 500 Composite Stock Price Index through investment in common stocks comprising that Index.
GE Asset Management Incorporated (subadvised by SSgA Funds Management, Inc.)

Small-Cap Value Equity Fund
Seeks to provide long-term growth of capital by investing primarily in a portfolio of equity securities of small-capitalization companies traded on U.S. securities exchanges or in the U.S. over-the-counter markets. The portfolio defines a small-cap company as one with a market capitalization within the capitalization range of the Russell 2000 Index.
GE Asset Management Incorporated (subadvised by Palisade Capital Management, L.L.C.)

	U.S. Equity Fund	Seeks to provide long-term growth of capital through investments primarily in equity securities of U.S. companies.	GE Asset Management Incorporated

Value Equity Fund
Seeks to provide long-term growth of capital and future income by investing primarily in equity securities of companies with large sized market capitalizations that the investment adviser considers to be undervalued by the market.
GE Asset Management Incorporated

JANUS ASPEN SERIES	Aggressive Growth Portfolio — Service Shares	A non-diversified[1] portfolio that seeks long-term growth of capital.	Janus Capital Management LLC

[1]
A non-diversified portfolio is a portfolio that may hold a larger position in a smaller number of securities than a diversified portfolio. This means that a single security’s increase or decrease in value may have a greater impact on the return and net asset value of a non-diversified portfolio than a diversified portfolio.

[2]
“Standard & Poor’s,” “S&P,” and “S&P 500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by GE Asset Management Incorporated. The S&P 500® Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor’s, and Standard & Poor’s makes no representation or warranty, express or implied, regarding the advisability of investing in this portfolio or the contract.

	Portfolio	Investment Objective	Adviser (and Sub-Adviser(s), as applicable)

	Balanced Portfolio — Service Shares	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	Janus Capital Management LLC

	Capital Appreciation Portfolio — Service Shares	A non-diversified1 portfolio that seeks long-term growth of capital.	Janus Capital Management LLC

	Global Life Sciences Portfolio — Service Shares	A non-diversified1 portfolio that seeks long-term growth of capital.	Janus Capital Management LLC

	Global Technology Portfolio — Service Shares	A non-diversified1 portfolio that seeks long-term growth of capital.	Janus Capital Management LLC

	Growth Portfolio — Service Shares	Seeks long-term growth of capital in a manner consistent with the preservation of capital.	Janus Capital Management LLC

	International Growth Portfolio — Service Shares	Seeks long-term growth of capital.	Janus Capital Management LLC

	Worldwide Growth Portfolio — Service Shares	Seeks long-term growth of capital in a manner consistent with the preservation of capital.	Janus Capital Management LLC

MFS® VARIABLE INSURANCE TRUST	MFS® Investors Growth Stock Series — Service Class Shares
Seeks to provide long-term growth of capital and future income rather than current income. The portfolio pursues this objective by investing, at least 80% of its total assets in common stocks and related securities, of companies MFS® believes offer better than average prospects for long-term growth.
Massachusetts Financial Services Company (“MFS®”)

MFS® Investors Trust Series — Service Class Shares
Seeks to provide long-term growth of capital and secondarily to provide reasonable current income. The portfolio pursues this objective by investing, under normal market conditions, at least 65% of its total net assets in common stocks and related securities. This series will also seek to generate gross income equal to approximately 90% of the dividend yield on the Standard & Poor’s 500 Composite Index.
Massachusetts Financial Services Company (“MFS®”)

	MFS® New Discovery Series — Service Class Shares	Seeks capital appreciation. The portfolio pursues this objective by investing at least 65% of its net assets in equity securities of emerging growth companies.	Massachusetts Financial Services Company (“MFS®”)

MFS® Utilities Series — Service Class Shares
Seeks capital growth and current income. The portfolio pursues this objective by investing at least 80% of its total assets in equity and debt securities of domestic and foreign companies in the utilities industry.
Massachusetts Financial Services Company (“MFS®”)

[1]
A non-diversified portfolio is a portfolio that may hold a larger position in a smaller number of securities than a diversified portfolio. This means that a single security’s increase or decrease in value may have a greater impact on the return and net asset value of a non-diversified portfolio than a diversified portfolio.

	Portfolio	Investment Objective	Adviser (and Sub-Adviser(s), as applicable)

OPPENHEIMER VARIABLE ACCOUNT FUNDS	Oppenheimer Global Securities Fund/VA — Service Shares
Seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, “growth-type” companies, cyclical industries and special situations that are considered to have appreciation possibilities. The portfolio invests mainly in common stocks of U.S. and foreign issuers.
OppenheimerFunds, Inc.

	Oppenheimer Main Street Growth & Income Fund/VA — Service Shares	Seeks high total return, which includes growth in the value of its shares as well as current income, from equity and debt securities. The portfolio invests mainly in common stocks of U.S. companies.	OppenheimerFunds, Inc.

PIMCO VARIABLE INSURANCE TRUST	Foreign Bond Portfolio — Administrative Class Shares
A non-diversified[1] portfolio seeking to maximize total return, consistent with preservation of capital and prudent investment management. The portfolio primarily invests in intermediate maturity hedged non-U.S. fixed income securities.
Pacific Investment Management Company LLC

High Yield Portfolio — Administrative Class Shares
Seeks to maximize total return, consistent with preservation of capital and prudent investment management. The portfolio primarily invests in higher yielding fixed income securities (also known as “junk bonds”).
Pacific Investment Management Company LLC

	Long-Term U.S. Government Portfolio —Administrative Class Shares	Seeks to maximize total return, consistent with the preservation of capital and prudent investment management. The portfolio primarily invests in long-term maturity fixed income securities.	Pacific Investment Management Company LLC

	Total Return Portfolio — Administrative Class Shares	Seeks to maximize total return consistent with preservation of capital and prudent investment management. The portfolio primarily invests in intermediate maturity fixed income securities.	Pacific Investment Management Company LLC

RYDEX VARIABLE TRUST	OTC Fund3
A non-diversified[1] portfolio that seeks to provide investment results that correspond to a benchmark for over-the-counter securities by investing primarily in securities of companies included in NASDAQ 100 Index™.
Rydex Global Advisors

[1]
A non-diversified portfolio is a portfolio that may hold a larger position in a smaller number of securities than a diversified portfolio. This means that a single security’s increase or decrease in value may have a greater impact on the return and net asset value of a non-diversified portfolio than a diversified portfolio.

[3]	The NASDAQ 100 Index™ is an unmanaged index that is a widely recognized indicator of OTC Market performance.

	Portfolio	Investment Objective	Adviser (and Sub-Adviser(s), as applicable)

VAN KAMPEN LIFE INVESTMENT TRUST	Comstock Portfolio — Class II Shares
The portfolio’s investment objective is to seek capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.
Van Kampen Asset Management Inc.

	Emerging Growth Portfolio — Class II Shares	The portfolio’s investment objective is to seek capital appreciation.	Van Kampen Asset Management Inc.

Not all of these portfolios may be available or in all markets.

We will purchase shares of the portfolios at net asset value and direct them to the appropriate Subaccounts. We will redeem sufficient shares of the appropriate portfolios at net asset value to pay surrender/partial surrender proceeds or for other purposes described in the Policy. We automatically reinvest all dividends and capital gain distributions of the portfolios in shares of the distributing portfolios at their net asset value on the date of distribution. In other words, we do not pay portfolio dividends or portfolio distributions out to Owners as additional units, but instead reflect them in unit values.

Shares of the portfolios are not sold directly to the general public. They are sold to us, and they may also be sold to other insurance companies that issue variable annuity and variable life insurance policies. In addition, they may be sold to retirement plans.

When a Fund sells shares in any of its portfolios both to variable annuity and to variable life insurance separate accounts, it engages in mixed funding. When a Fund sells shares in any of its portfolios to separate accounts of unaffiliated life insurance companies, it engages in shared funding.

Each Fund may engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various shareholders participating in a Fund could conflict. A Fund’s Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the prospectuses for the Funds for additional information.

We have entered into agreements with either the investment adviser or distributor of each of the Funds under which the adviser or distributor pays us a fee ordinarily based upon an annual average percentage of the average aggregate net amount we have invested on behalf of the Separate Account and other separate accounts. These percentages differ, and some investment advisers or distributors pay us a greater percentage than other advisors or distributors. The amounts we receive under these agreements may be significant. The agreements reflect administrative services we provide. We may also receive Service Share fees from certain portfolios. These fees are for the administrative services we provide to these portfolios and are deducted from portfolio assets attributable to the Policies. In addition, our affiliate, Capital Brokerage Corporation, the principal underwriter for the Policies, may receive 12b-1 fees deducted from portfolio assets attributable to the Policies for providing distribution and shareholder support services to some of the portfolios. Because the Service Share fees and 12b-1 fees are paid out of a portfolio’s assets on an ongoing basis, over time they will increase the cost of an investment in portfolio shares.

VOTING RIGHTS
As required by law, we will vote the portfolio shares of the portfolios held in the Separate Account at special shareholder meetings based on instruction from you. However, if the law changes and we are permitted to vote in our own right, we may elect to do so.

Whenever a Fund calls a shareholders’ meeting, Owners with voting interests in a portfolio will be notified of issues requiring the shareholders’ vote as soon as possible before the shareholder meeting. Each person having a voting interest in the portfolio will receive proxy voting materials, reports, other materials, and a form with which to give us voting instructions.

We will determine the number of votes which you have the right to cast by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, we will recognize fractional shares.

We will vote portfolio shares for which no timely instructions are received in the same proportion to those that are received. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the number of votes eligible to be cast.

Since the portfolios may engage in mixed and shared funding, it is possible that other persons or entities besides us may vote shares of the portfolio. See “The Portfolios” provision of this prospectus.

Guarantee Account

Amounts in the Guarantee Account are held in, and are part of, our General Account. The General Account consists of our assets other than those allocated to this and other Separate Accounts. Subject to statutory authority, we have sole discretion over the investment of assets of the General Account. The assets of the General Account are chargeable with liabilities arising out of any business we may conduct.

Due to certain exemptive and exclusionary provisions of the Federal securities laws, we have not registered interests in the Guarantee Account under the Securities Act of 1933 (the “1933 Act”), and we have not registered either the Guarantee Account or our General Account as an investment company under the 1940 Act. Accordingly, neither the interests in the Guarantee Account nor our General Account are generally subject to regulation under the 1933 Act and the 1940 Act. Disclosures relating to the interests in the Guarantee Account and the General Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy of statements made in a registration statement. The Guarantee Account may not be available in all markets. All assets in the Guarantee Account are subject to liabilities from business operations.

You may allocate some or all of your premium payments and transfer some or all of your assets to the Guarantee Account. We credit the portion of the assets allocated to the Guarantee Account with interest (as described below). Assets in the Guarantee Account are subject to some, but not all, of the charges we assess in connection with the Policy. See the “Charges and Deductions” provision of this prospectus.

Each time you allocate premium payments or transfer assets to the Guarantee Account, we establish an interest rate guarantee period. For each interest rate guarantee period, we guarantee an interest rate for a year. At the end of an interest rate guarantee period, a new interest rate will become effective, and a new interest rate guarantee period will commence with respect to that portion of the assets in the Guarantee Account represented by that particular allocation.

The initial interest rate guarantee period for any allocation will be one year or longer. Subsequent interest rate guarantee periods will each be at least one year. We may credit additional rates of interest for specified periods from time to time. We determine the interest rates in our sole discretion. The determination made will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments which we may acquire with the amounts we receive as premium payments or transfers of assets under the Policies. You will have no direct or indirect interest in these investments. We also will consider other factors in determining interest rates for a guarantee period including, but not limited to, regulatory and tax requirements, sales commissions, and administrative expenses borne by us, general economic trends, and competitive factors. Amounts you allocate to the Guarantee Account will not share in the investment performance of our General Account. We cannot predict or guarantee the level of interest rates in future guarantee periods. However, the interest rates for any interest guarantee period will be at least the guaranteed interest rate shown in your Policy.

We will notify Owners in writing at least 10 days prior to the expiration date of any interest rate guarantee period about the then currently available interest rate guarantee periods and the guaranteed interest rates applicable to such interest rate guarantee periods. A new interest rate guarantee period will commence automatically unless we receive written notice prior to the end of the 30 day period following the expiration of the interest rate guarantee period (“30 day window”) of your election of a different interest rate guarantee period from among those being offered by us at the time, or instructions to transfer all or a portion of the remaining amount to one or more Subaccounts subject to certain restrictions. (See the “Transfers” provision of this prospectus.) During the 30-day window, the allocation will accrue interest at the new interest rate guarantee period’s interest rate.

To the extent permitted by law we reserve the right at any time to offer interest rate guarantee periods that differ from those available when we first issued the Policy, and to credit additional interest on premium payments and assets allocated to the Guarantee Account participating in the dollar-cost averaging program. See the “Dollar-Cost Averaging” provision of this prospectus. (This may not be available to all classes of Policies). We also reserve the right, at any time, to stop accepting premium payments or transfers of assets to a particular interest rate guarantee period. Since the specific interest rate guarantee periods available may change periodically, please contact our Service Center to determine the interest rate guarantee periods currently being offered.

Charges and Deductions

This section describes the charges and deductions we make under the Policy to compensate us for the services and benefits we provide, costs and expenses we incur, and risks we assume. The services and benefits we provide include:

•	the partial surrender, surrender, Policy loan and Death Benefits under the Policy;

•	Investment Options, including Net Premium allocations, dollar-cost averaging and portfolio rebalancing programs;

•	administration of various elective options under the Policy; and

•	the distribution of various reports to Owners.

The costs and expenses we incur include:

•	those associated with underwriting applications, increases in Specified Amount, and riders;

•	various overhead and other expenses associated with providing the services and benefits provided by the Policy;

•	sales and marketing expenses, including compensation paid in connection with sales of the Policies; and

•	other costs of doing business, such as Federal, state and local premium and other taxes and fees.

The risks we assume include:

•	that Insured(s) may live for a shorter period of time than estimated, resulting in the payment of greater Death Benefits than expected;

•	that the costs of providing the services and benefits under the Policies will exceed the charges deducted; and

•	that the Guarantee Account assets will earn less than the guaranteed interest rate we credit.

We may profit from any charges deducted, such as the mortality and expense risk charge. We may use any such profits for any purpose, including payment of distribution expenses.

PREMIUM CHARGE
We currently deduct a 5% charge from each premium before placing the resulting Net Premium in the Subaccounts or the Guarantee Account. This charge is guaranteed not to exceed 7.5%. We currently do not deduct the maximum 7.5% premium charge but reserve the right to do so. We will not assess the premium charge against the Policy loan portion of a premium received from the rollover of a life insurance policy.

MONTHLY DEDUCTION	We take a monthly deduction on the Policy Date and each Monthly Anniversary Date from your Account Value. The monthly deduction for each Policy consists of:

•	the cost of insurance charge (discussed below);

•	the mortality and expense risk charge (discussed below);

•	a current monthly policy charge of $5 ($8 per month maximum);

•
a maximum monthly expense charge of $0.83 per $1,000 of Base Specified Amount for the first 10 Policy years. The monthly expense charge is based on the initial Base Specified Amount for the first 10 Policy years and varies by Age(s), gender and rating class (excluding the Specified Amount attributable to any supplemental benefits). A maximum monthly expense of $0.83 per $1,000 of Modified Base Specified Amount is assessed until the Insured attains Age 100 (this charge varies by Age(s), gender and rating class). If an increase in Base Specified Amount becomes effective, there will be an additional maximum charge of $0.83 per $1,000 of increase included in the monthly deduction for the first 10 Policy years following the increase. If an increase in Modified Base Specified Amount becomes effective, there will be an additional maximum charged $0.83 per $1,000 increase included in the monthly deduction until the insured reaches Age 100 following the increase. See the “Changing the Specified Amount” provision of this prospectus; and

•	any charges for additional benefits added by riders to the Policy (see the “Supplemental Benefits” provision of this prospectus).

We currently deduct monthly a mortality and expense risk charge at an effective annual rate of 0.50% of the first $100,000 of unloaned assets in the Subaccounts (0.50% of the first $200,000 of unloaned assets in the Subaccount for a joint and last survivor Policy). For the first 20 Policy years, we also deduct a mortality and expense risk charge for unloaned assets in the Subaccounts above $100,000 ($200,000 for a joint and last survivor Policy) at an annual effective rate of 0.10%. Beginning with Policy year 21, we do not deduct a mortality and expense risk charge for unloaned assets in the Subaccounts over $100,000 ($200,000 for joint and last survivor Policy). We will not increase this charge for the duration of your Policy.

The mortality risk we assume is the risk that Insured(s) may live for a shorter period of time than estimated and, therefore, a greater amount of Death Benefit Proceeds than expected will be payable. The expense risk we assume is that expenses incurred in issuing and administering the Policies will be greater than estimated and, therefore, will exceed the expense charge limits set by the Policies.

We will deduct the monthly deduction from the Subaccounts and the Guarantee Account based on your written instructions. If you do not provide us with written instructions, we will deduct the monthly deduction from the Subaccounts and the Guarantee Account in proportion to your assets in each Subaccount and the Guarantee Account.

COST OF INSURANCE
The cost of insurance is a significant charge under your Policy because it is the primary charge for the Death Benefit we provide you. The cost of insurance charge depends on a number of factors (Age, gender, Policy duration, and risk class) that cause the charge to vary from Policy to Policy and from Monthly Anniversary Date to Monthly Anniversary Date. We will determine the risk class (and therefore the rates) separately for the initial Specified Amount and for any increase in Specified Amount that requires evidence of insurability.

For a joint and last survivor Policy, we determine the cost of insurance in a manner that reflects the anticipated mortality of both Insureds and the fact that the Death Benefit is not payable until the death of the last surviving Insured.

We calculate the cost of insurance on each Monthly Anniversary Date based on your net amount at risk. We determine your net amount at risk by the following formula:

Death Benefit Proceeds	—	Account Value
1.0032737

To determine your cost of insurance for a particular Policy Month, we divide your net amount at risk by 1000 and multiply that result by the applicable cost of insurance rate. If Death Benefit Option A or Option B is in effect, and the Specified Amount has increased, we first consider the Account Value part up to the initial Specified Amount. If the Account Value is more than the initial Specified Amount, we will allocate that Account Value to the increases in Specified Amount in the order of such increases. If Death Benefit Option C is in effect, and the Specified Amount has increased, we first consider Account Value part of the initial Specified Amount. If Account Value is more than the initial Specified Amount plus premium payments, we will allocate that Account Value to the increases in Specified Amount.

The cost of insurance rate for an Insured is based on his or her Age, gender, Policy duration and applicable risk class. We currently place Insureds in the following risk classes when we issue the Policy, based on our underwriting:

•	a male or female or unisex risk class (where appropriate under applicable law); and

•	a nicotine use or no nicotine use risk class.

In addition, some Insureds may qualify for a preferred rating. The original risk class applies to the initial Specified Amount. If an increase in Specified Amount is approved, a different risk class may apply to the increase, based on an Insured’s circumstances at the time of the increase.

We may change the cost of insurance rates from time to time at our sole discretion, but we guarantee that the rates we charge will never exceed the maximum rates shown in your Policy. These rates are based on the Commissioners’ 1980 Standard Ordinary Mortality Tables. The maximum cost of insurance rates are based on the Insured’s Age nearest birthday at the start of the Policy year. Modifications to cost of insurance rates are made for risk classes other than standard. The rates we currently charge are, at most ages, lower than the maximum permitted under the Policies and depend on our expectation of future experience with respect to mortality, interest, expenses, persistency, and taxes. A change in rates will apply to all persons of the same Age, gender (where applicable), and risk class and whose Policies have been in effect for the same length of time.

We will deduct the cost of insurance charge from the Subaccounts and the Guarantee Account based on your written instructions. If you do not provide us with written instructions, we will deduct the cost of insurance charge proportionately from your assets in the Subaccounts and the Guarantee Account. The monthly deduction for cost of insurance charges will end on the Policy Anniversary Date on which the Insured under a single life Policy or the youngest Insured under a joint and last survivor Policy reaches Attained Age 100.

SURRENDER CHARGE
If you fully surrender your Policy during the surrender charge period, we will deduct a surrender charge. The maximum surrender charge we will assess is $37.19 per $1,000 of Specified Amount. We calculate the surrender charge by multiplying a factor times the lowest Specified Amount in effect before the surrender, divided by 1000. The factor depends on the issue Age and gender (where applicable), of the Insured. For a joint and last survivor Policy, the factor depends on the issue Age, gender (where applicable) and risk class of both Insureds. The surrender charge remains level for the first five Policy years and then decreases each Policy Month to zero over the next 5 Policy years. We will deduct the surrender charge before we pay the Surrender Value.

If you increase the Specified Amount (other than as a result of a change in Death Benefit option), you will also incur a surrender charge. The factor used in determining the amount of the surrender charge depends on the issue Age of the Insured for a single life Policy or both Insureds for a joint and last survivor Policy. The charge will apply to the increase in Specified Amount.

If you decrease the Specified Amount to less than the lowest Specified Amount that had previously been in effect (other than as a result of partial surrenders or changes in Death Benefit options), you will also incur a surrender charge. The amount of the surrender charge will be based:

(1)	first upon any surrender charge in effect for the most recent increase in Specified Amount;

(2)	then upon any surrender charge in effect for the next most recent increases in Specified Amount in succession; and

(3)	finally upon the surrender charge in effect for the original Specified Amount.

We disclose the surrender charges on the data pages of your Policy. Upon request, we will illustrate the surrender charges that apply to your Policy.

We do not assess a surrender charge for partial surrenders.

PARTIAL SURRENDER PROCESSING FEE
We currently do not assess a processing fee for partial surrenders. However, we reserve the right to deduct a partial surrender processing fee in the future. The fee will not exceed the lesser of $25 or 2% of the amount surrendered.

OTHER CHARGES
Upon written request, we will provide a projection of illustrative future life insurance and Account Value proceeds. We reserve the right to charge a maximum fee of $25 for the cost of preparing the illustration.

There are deductions from and expenses paid out of the assets of each portfolio that are more fully described in each portfolio’s prospectus.

In addition, we reserve the right to impose a transfer charge of up to $20 for each transfer after the twelfth transfer in a Policy year. This charge will be at cost with no profit to us. We currently do not assess a transfer charge.

REDUCTION OF CHARGES FOR GROUP SALES
We may reduce charges and/or deductions for sales of the Policies to a trustee, employer or similar entity representing a group or to members of the group where such sales result in savings of sales or administrative expenses. We will base these discounts on the following:

(1)
The size of the group.    Generally, the sales expenses for each individual Owner for a larger group are less than for a smaller group because more Policies can be implemented with fewer sales contacts and less administrative cost.

(2)	The total amount of premium payments to be received from a group. Per Policy sales and other expenses are generally proportionately less on larger premium payments than on smaller ones.

(3)
The purpose for which the Policies are purchased.    Certain types of plans are more likely to be stable than others. Such stability reduces the number of sales contacts and administrative and other services required, reduces sales administration and results in fewer Policy terminations. As a result, our sales and other expenses are reduced.

(4)
The nature of the group for which the Policies are purchased.    Certain types of employee and professional groups are more likely to continue Policy participation for longer periods than are other groups with more mobile membership. If fewer Policies are terminated in a given group, our sales and other expenses are reduced. Likewise, we may realize reduced sale and other expenses for sales to groups that are affiliated with us or with whom we transact business, such as our own employees, the employees of our affiliated companies, the employees of broker/dealers with whom we have selling agreements and the employees of our other business partners, including family members of such employees.

(5)	Other circumstances. There may be other circumstances of which we are not presently aware, which could result in reduced sales expenses.

If, after we consider the factors listed above, we determine that a group purchase would result in reduced sales expenses, we may reduce the charges and/or deductions for each group. Reductions in these charges and/or deductions will not be unfairly discriminatory against any person, including the affected Owners and all other owners of Policies funded by the Separate Account.

We may also reduce charges and/or deductions for sales of the Policies for a director, officer, employee or registered representative of a broker-dealer or insurance agency that has a current selling agreement for the Policy with the Company to the extent we realize savings of sales and administrative expenses.

We may also reduce charges and/or deductions for sales of the Policies for persons related to the above persons, specifically the then current spouse, parents, siblings, child(ren) or other legal dependents under the age of 21.

Persons noted above must be either the Owner or the Insured of a Policy issued pursuant to this prospectus.

Any such reduction in charges and/or deductions will be consistent with the standards we use in determining the reduction in charges and/or deductions for other group arrangements.

The Policy

The Policy is a flexible premium variable life insurance policy. We may issue the Policy either on the life of a single Insured or the lives of two Insureds on a joint and last survivor basis. We describe your rights and benefits below and in the Policy.

APPLYING FOR A POLICY
To purchase a Policy, you must complete an application and you or your agent must submit it to us at our Service Center. You also must pay an initial premium of a sufficient amount. See the “Premiums” provision of this prospectus. You can submit your initial premium with your application or at a later date. If you submit your initial premium with your application, please remember that we will place your premium in a non-interest bearing account for a certain amount of time. See the “Allocating Premiums” provision of this prospectus. Coverage generally becomes effective as of the Policy Date.

Generally, we will issue a Policy on a single Insured basis covering an Insured up to Age 85 and on a joint and last survivor basis covering Insureds from Age 20 up to Age 85 if evidence of insurability satisfies our underwriting rules. Required evidence of insurability may include, among other things, a medical examination of the Insured. We may, in our sole discretion, issue a Policy covering an Insured over Age 85. We may reject an application for any lawful reason and in a manner that does not unfairly discriminate against similarly situated purchasers.

If we do not receive the full first premium with your application, the insurance will become effective on the effective date. This date is the date that we receive your premium and that we deliver your Policy. All persons proposed for insurance must be insurable on the Policy Date.

If premium is accepted with the application, the Temporary Insurance Application Agreement (“TIAA”) must be completed, signed and returned to us with the application and you should keep a copy. TIAA guidelines limit availability of temporary insurance to proposed Insured(s) between the ages of 15 days and 70 years and who answer “No” to all questions on the TIAA.

Temporary insurance begins on the date the TIAA is signed. The coverage will automatically end and the entire amount remitted with the application will be returned without interest to or for the benefit of you on the earliest of the following dates:

(1)	the date you withdraw the application;

(2)
45 days after the date of the Temporary Insurance Agreement if we have not received a properly completed and signed Application — Part II — Medical History and all medical examinations and tests required by us as set forth in our Initial Submission Guidelines;

(3)	the date we send notice to you at the address shown on the Application that we have declined to issue the Policy; and

(4)	90 days after the date of the Temporary Insurance Agreement.

Temporary Insurance will also end on the date when insurance takes effect under the Policy, at which point the amount remitted will be applied to the Policy.

OWNER
You have rights in the Policy during the Insured’s lifetime under a single life Policy and during the lifetimes of both Insureds under a joint and last survivor Policy. If you die before an Insured and there is no contingent Owner, ownership will pass to your estate.

We will treat Joint Owners as having equal undivided interests in the Policy. All Owners must together exercise any ownership rights in the Policy. If the last surviving joint Owner dies before the Insured under a single life Policy or the last surviving Insured under a joint and last survivor Policy and there is no contingent Owner, ownership will pass to your estate.

BENEFICIARY
You designate the primary Beneficiary(ies) and contingent Beneficiary(ies) when you apply for the Policy. You may name one or more primary Beneficiary(ies) or contingent Beneficiaries. We will pay the proceeds to the surviving primary Beneficiary(ies) if any (or surviving contingent Beneficiary(ies) if there is no surviving primary Beneficiary(ies)) in equal shares, unless you request otherwise.

Unless an Optional Payment Plan is chosen, we will pay the death proceeds in a lump sum to the primary Beneficiary(ies). If the primary Beneficiary(ies) dies before the Insured under a single life Policy or the last surviving Insured under a joint and last survivor Policy, we will pay the proceeds to the contingent Beneficiary(ies). If there is no surviving contingent Beneficiary(ies) we will pay the proceeds to you or your estate.

CHANGING THE OWNER OR BENEFICIARY
During an Insured’s life, you may change the Owner. You may change the Beneficiary during an Insured’s life (unless the Beneficiary was designated as an irrevocable Beneficiary). To make this change, please write our Service Center. The request and the change must be in a form satisfactory to us and we must actually receive the request. The change will take effect as of the date you signed the request.

CANCELING A POLICY
You may cancel your Policy during the “free-look period” by returning it to us at our Service Center. The free-look period expires 10 days after you receive the Policy. The free-look period is longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if it had never been issued. Within 7 calendar days after we receive the returned Policy, we will refund an amount equal to the sum of all premiums paid for the Policy, or other amounts as required under state law.

Premiums

GENERAL
The premium amounts sufficient to fund a Policy depend on a number of factors, such as the Age, gender (where applicable), and risk class of a proposed Insured, the desired Specified Amount, any supplemental benefits, investment performance of the Subaccounts and interest credited under the Guarantee Account. We will usually credit your initial premium payment to the Policy on the later of the date we approve your application and the date we receive your payment. We will credit any subsequent premium payment to the Policy on the Valuation Day we receive the payment at our Service Center. After you pay the initial premium, you may make unscheduled premium payments in any amount and at any time subject to certain restrictions.

When you apply for the Policy, you will choose one of two alternative tests to evaluate whether your Policy qualifies as life insurance under the Code. If you choose the Guideline Premium Test, the total premiums you pay may not exceed the guideline premium limitation for life insurance set forth in the Code as shown in your Policy. We may reject any premium, or any portion of a premium, that would result in the Policy being disqualified as life insurance under the Code. We will refund any rejected premium along with any interest it accrued. If you choose the Cash Value Accumulation Test, the terms of the Policy require that the Death Benefit equal at least a factor (set forth in the Policy, and which is dependent upon the age of the Insured(s)) multiplied by the Account Value. Once chosen, you cannot change your choice later. You should consult a tax adviser before making your choice.

For your convenience, we will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a Modified Endowment Contract under the Code. See the “Tax Considerations” provision of this prospectus. We reserve the right to limit the number and amount of any unscheduled premium payments.

TAX-FREE EXCHANGES (1035 EXCHANGES)
We will accept money from another contract as part of your initial premium, if that contract qualifies for a tax-free exchange under Section 1035 of the Code. If you contemplate such an exchange, you should consult a tax advisor to learn the potential tax effects of such a transaction. We will accept 1035 exchanges even if there is an outstanding loan on the other policy, so long as the outstanding loan is no more than 50% of the rollover premium. We may allow higher loan percentages. Replacing your existing coverage with this Policy may not be to your advantage.

CERTAIN INTERNAL EXCHANGES
If you replace an existing GE Capital Life Assurance Company of New York fixed permanent life insurance policy with this Policy, we may waive some or all of any applicable surrender charge on the fixed permanent life insurance policy, provided that:

(1)	the fixed permanent life insurance policy has a positive Surrender Value at the time of the exchange; and

(2)	the entire Account Value in the fixed permanent life insurance policy is rolled over into the Policy.

If you qualify, the maximum amount of surrender charge we will waive on the fixed permanent life insurance policy is equal to 0.05 multiplied by the Account Value.

PERIODIC PREMIUM PLAN
When you apply for a Policy, you may select a periodic premium payment plan. Under this plan, you may choose to receive a premium notice either annually, semi-annually, or quarterly. You can also arrange for annual, semi-annual, quarterly or monthly premium payments paid via automatic deduction from your bank account or any other similar account we accept. You are not required to pay premiums in accordance with this premium plan; you can pay more or less than planned or skip a planned premium payment entirely. Subject to our administrative servicing guidelines, you can change the amount of planned premiums or switch between frequencies, whenever you want by providing satisfactory instructions to our Service Center. Any change will be effective upon our receipt of the instructions. Depending on the Account Value at the time of an increase in the Specified Amount and the amount of the increase requested, a change in your periodic premium payments may be advisable. See the “Changing the Specified Amount.”

MINIMUM PREMIUM PAYMENT
Generally, the minimum amount of premium we will accept in connection with a periodic premium payment plan is $50. Please keep in mind that you may have to pay a higher amount to keep the Policy in force. Even if you pay the minimum premium amount, your Policy may lapse. See the “Premium to Prevent Termination” provision of this prospectus. For purposes of the minimum premium payment requirements, we deem any payment to be a Planned Periodic Premium if we receive it within 30 days (before or after) of the scheduled date for a Planned Periodic Premium payment and the percentage difference between the planned amount and the actual payment amount is not more than 10%. We will deem all other premium payments to be unscheduled premium payments. Unless you direct us otherwise, we apply unscheduled premium payments first to repay any Policy Debt.

ALLOCATING PREMIUMS
When you apply for a Policy, you specify the percentage of your Net Premium we allocate to each Subaccount and the Guarantee Account. You may only direct your Net Premiums and assets to not more than 10 Subaccounts plus the Guarantee Account at any given time. You can change the allocation percentages by writing or calling our Service Center. The change will apply to all premiums we receive with or after we receive your instructions. Net Premium allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number.

Until we approve your application, receive all necessary forms including any subsequent amendments to the application, and receive the entire initial premium, we will place any premiums you pay into a non-interest bearing account. We will then allocate your initial Net Premiums and any Net Premiums received within 15 days after the Policy Date to the GE Investments Funds, Inc. — Money Market Fund (“Money Market Subaccount”). The entire value will remain in the Money Market Subaccount for 15 days after the Policy Date. After 15 days the assets in the Money Market Subaccount will be transferred in accordance with your Net Premium allocation instructions. Any Net Premium received after 15 days from the Policy Date will be allocated in accordance to your instructions.

How Your Account Value Varies

ACCOUNT VALUE
Your Account Value is the entire amount we hold under your Policy for you. The Account Value serves as a starting point for calculating certain values under a Policy. It is the sum of the total amount under the Policy in each Subaccount, the Guarantee Account and the amount held in the General Account to secure Policy Debt. We determine your Account Value first on your Policy Date (or on the date we receive your initial premium, if later) and after that on each Valuation Day. Your Account Value will vary to reflect the performance of the Subaccounts and interest credited under the Guarantee Account to which you have allocated amounts and also will vary to reflect Policy Debt, charges for the monthly deduction, mortality and expense risk charges, transfers, partial surrenders, and Policy Debt repayments. Your Account Value may be more or less than the premiums you paid and you bear the investment risk with respect to the amounts allocated to the Subaccounts.

SURRENDER VALUE	The Surrender Value on a Valuation Day is the Account Value reduced by both any surrender charge that we would deduct if you surrendered the Policy that day and any Policy Debt.

SUBACCOUNT VALUES
On any Valuation Day, the value of a Subaccount equals the number of Subaccount units we credit to the Policy multiplied by the unit value for that day. When you make allocations to an Subaccount, either by Net Premium allocation, transfer of assets, transfer of Policy Debt loan interest from the General Account, or repayment of a Policy loan, we credit your Policy with units in that Subaccount. We determine the number of units by dividing the amount allocated, transferred or repaid to the Subaccount by the Subaccount’s unit value for the Valuation Day when we effect the allocation, transfer or repayment.

The number of units we credit to a Policy will decrease whenever we take the allocated portion of the monthly deduction, you take a Policy loan or a partial surrender from the Subaccount, you transfer an amount from the Subaccount, you take a partial surrender from the Subaccount, or you surrender the Policy.

UNIT VALUES
We arbitrarily set the unit value for each Subaccount at $10 when we established the Subaccount. After that, a Subaccount’s unit value varies to reflect the investment experience of the underlying portfolio, and may increase or decrease from one Valuation Day to the next. We determine unit value, after a Subaccount’s operations begin, by multiplying the net investment factor for that Valuation Period by the unit value for the immediately preceding Valuation Period.

NET INVESTMENT FACTOR	The net investment factor for a Valuation Period is (a) divided by (b), where: (a) is the result of:

(1)	the value of the assets at the end of the preceding Valuation Period; plus

(2)	the investment income and capital gains, realized or unrealized, credited to those assets at the end of the Valuation Period for which the net investment factor is being determined; minus

(3)	the capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

(4)
any amount charged against the Separate Account for taxes, or any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of the Separate Account; and

(b)	is the value of the assets in the Subaccount at the end of the preceding Valuation Period.

Transfers

GENERAL	You may transfer assets among the Subaccounts and the Guarantee Account at any time. Transfer requests may be made in writing or in any other form acceptable to us.

A transfer will take effect as of the end of the Valuation Period during which we receive your request at our Service Center. We may place limitations on multiple transfer requests made at different times during the same Valuation Period involving the same Subaccounts.

We may defer transfers under the same conditions that we may delay paying proceeds. See the “Requesting Payments” provision of this prospectus. Currently, there is no limit on the number of transfers among the Subaccounts and the Guarantee Account, but we reserve the right to limit the number of transfers to 12 each calendar year. We reserve the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason. We may not honor transfers made by third parties. See the “Transfers by Third Parties” provision of this prospectus.

We also reserve the right to impose restrictions on transfers involving the Guarantee Account. Such restrictions may include permitting transfers from an interest rate guarantee period only during the 30 day period immediately following the end of the guarantee period, limiting the amount of assets available for transfer at any one time to 25% of the allocations to the Guarantee Account plus accrued interest and prohibiting transfers to the Guarantee Account for the six month period following a transfer from the Guarantee Account.

Sometimes, we may not honor your transfer request. We may not honor your transfer request:

(1)	if any Subaccount that would be affected by the transfer is unable to purchase or redeem shares of the portfolio in which the Subaccount invests;

(2)	if the transfer is a result of more than one trade involving the same Subaccount within a 30 day period;

(3)	if necessary for the Policy to qualify as life insurance under the Code; or

(4)	if the transfer would adversely affect accumulation unit values. This may occur if the transfer would affect one percent or more of the relevant Fund’s total assets.

We also may not honor transfers made by third parties. (See the “Transfers by Third Parties”) provision of this prospectus.

When thinking about a transfer of assets, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that you will make a transfer at an inopportune time.

DOLLAR-COST AVERAGING
The dollar-cost averaging program permits you to systematically transfer on a monthly or quarterly basis a set dollar amount from the Subaccount investing in the GE Investments Funds, Inc. — Money Market Fund (the “Money Market Subaccount”) or the Guarantee Account to any combination of Subaccounts other than the Money Market Subaccount (as long as the total number of Subaccounts used does not exceed the maximum number allowed under the Policy). The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

You may participate in the dollar-cost averaging program by completing a dollar-cost averaging agreement, or calling our Service Center. To use the dollar-cost averaging program, you must transfer at least $100 from the Money Market Subaccount or the Guarantee Account to any Subaccount other than the Money Market Subaccount. If any transfer would leave less than $100 in the Investment Option from which transfers are being made, we will transfer the entire amount. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Investment Option from which transfers are being made is depleted, or until you cancel the program by written request or by telephone if we have your telephone authorization on file. The dollar-cost averaging program will start 30 days after we receive your premium payment and instructions, unless you specify an earlier date. (See the “Allocating Premiums” provision for a description of when this occurs.)

There is no additional charge for dollar-cost averaging, and we do not consider a transfer under this program a transfer for purposes of assessing a transfer charge, nor for calculating any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue or modify the dollar-cost averaging program at any time and for any reason.

PORTFOLIO REBALANCING
Once you allocate your premium among the Subaccounts, the performance of each Subaccount may cause your allocation to shift. You may instruct us to automatically rebalance (on a quarterly, semi-annual or annual basis) your assets to return to the percentages specified in your allocation instructions. You may elect to participate in the portfolio rebalancing program at any time by completing the portfolio rebalancing agreement. Your percentage allocations must be in whole percentages. Subsequent changes to your percentage allocations may be made at any time by writing or calling our Service Center. Once elected, portfolio rebalancing remains in effect from the date we receive your request until you instruct us to discontinue portfolio rebalancing. There is no additional charge for using portfolio rebalancing, and we do not consider a portfolio rebalancing transfer a transfer for purposes of calculating any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue or modify the portfolio rebalancing program at any time and for any reason. Portfolio rebalancing does not guarantee a profit or protect against a loss. We also reserve the right to exclude certain Subaccounts from portfolio rebalancing. The Guarantee Account does not participate in portfolio rebalancing.

TRANSFERS BY THIRD PARTIES
As a general rule and as a convenience to you, we allow you to give a third party the right to effect transfers on your behalf. However, when the same third party makes transfers for many Owners, the result can be simultaneous transfers involving large amounts of assets. Such transfers can disrupt the orderly management of the portfolios underlying the Policy, can result in higher costs to Owners, and are generally not compatible with the long-range goals of Owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the portfolios underlying the Policies, and the managements of those portfolios share this position.

Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties who make transfers on behalf of multiple owners, we may not honor such transfers. Also, we will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they are submitted. These procedures will not, however, prevent Owners from making their own transfer requests.

Death Benefits

As long as the Policy remains in force, we will pay the Death Benefit upon receipt at our Service Center of satisfactory proof of the Insured’s death (last surviving insured for a joint and last survivor policy). See the “Requesting Payments” provision of this prospectus. We will pay the Death Benefit to the named Beneficiary(ies).

AMOUNT OF DEATH BENEFIT	The amount of Death Benefit payable equals:
PAYABLE
• the Death Benefit Proceeds determined under the Death Benefit option in effect on the date of death of the Insured under a single life Policy and the Last Insured under a joint and last survivor Policy;

• plus any supplemental Death Benefits provided by rider;

• minus any Policy Debt on that date; and

• minus the premium that would have been required to keep the Policy in force if the date of death occurred during a grace period.

Under certain circumstances, we may further adjust the amount of the Death Benefit payable. See the “Incontestability,” the “Misstatement of Age or Gender” and the “Suicide” provisions of this prospectus.

The minimum Specified Amount is $100,000 under a single life Policy and $200,000 under a joint and last survivor Policy.

DEATH BENEFIT OPTIONS
A Policy must satisfy either one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Code. At the time of application, you must choose either the Cash Value Accumulation Test or the Guideline Premium Test. Once chosen, the tax qualification test cannot be changed. For each tax qualification test, there are three Death Benefit options available under the Policy. The Death Benefit will be the greater of the Death Benefit under the Death Benefit option you select or the Minimum Death Benefit resulting from the chosen tax qualification test.

For any Death Benefit option, the calculation of the Minimum Death Benefit is shown in the Policy. The Minimum Death Benefit generally is the lowest Death Benefit which will qualify the Policy as life insurance under Section 7702 of the Code.

For an Insured under a single life Policy or either Insured under a joint and last survivor Policy where the Attained Age of the Insured is less than 100, the Death Benefit is set forth below.

•	Under Option A, the Death Benefit is the Specified Amount plus the Account Value.

•	Under Option B, the Death Benefit is the Specified Amount.
•	Under Option C, the Death Benefit is:

•	the greater of Specified Amount; or

•	the Specified Amount; plus

•
the sum of all premiums paid before Attained Age 75 of the Insured under a single life Policy or the younger Insured under a joint and last survivor Policy (for 1035 exchanges, the premiums paid under the old policy; minus

•	any partial surrender of premiums and charges for supplemental non-qualified benefits as defined in the Code; minus

•	the charges for supplemental benefits, other than those specified in Section 7702(f)(5)(A) of the Code; minus

•	all partial surrenders.

Under Options A, B and C for Attained Ages 100 and older, the Death Benefit is the Account Value multiplied by 101%.

Under all options, we determine the Specified Amount and the Account Value on the Valuation Day of the death of the Insured under a single life Policy and of the last surviving Insured under a joint and last survivor Policy.

Under Death Benefit Option A, the Death Benefit Proceeds will vary directly with the investment performance of the portfolios. Under Death Benefit Option B, the Death Benefit Proceeds ordinarily will not change until the applicable percentage amount of the Account Value exceeds the Specified Amount or you change the Specified Amount. Under Death Benefit Option C, the Death Benefit will vary directly with premium payments.

CHANGING THE DEATH BENEFIT OPTION
You select the Death Benefit option when you apply for the Policy. However, you may request a change to Option A or Option B on your Policy at any time by writing to our Service Center. Changes to Option C are not permitted. The effective date of the change will be the Monthly Anniversary Date after we receive the request for the change. We will send you revised Policy data pages reflecting the new option and the effective date of the change. We will adjust the Specified Amount on the effective date of the change in Death Benefit option to ensure the Death Benefit after the change equals the Death Benefit before the change. A change in the Death Benefit option will affect the cost of insurance charges.

CHANGING THE SPECIFIED AMOUNT
After a Policy has been in effect for one year, you may increase or decrease the Specified Amount. The maximum monthly charge that can be assessed for an increase in Specified Amount is $0.83 per $1,000 of increase in Specified Amount for the first 10 Policy Years after the increase. To make a change, you must send a written request and the Policy to our Service Center. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which may change your cost of insurance. See the “Monthly Deduction” and the “Cost of Insurance” provisions of this prospectus. Depending on your Account Value at the time of an increase in the Specified Amount and the amount of the increase requested, it may be advisable to change your periodic payments upon an increase in the Specified Amount.

Any change in the Specified Amount will affect the maximum premium limitation. If a decrease in the Specified Amount causes the premiums to exceed new lower limitations required by Federal tax law, we will withdraw the excess from the Account Value and refund it to you so that the Policy will continue to meet these requirements. We will withdraw the assets that we refund from each Investment Option in the same proportion that the assets in that Investment Option bears to the total assets in all Investment Options under the Policy at the time of the withdrawal (i.e., on a pro-rata basis).

Any decrease in the Specified Amount will become effective on the Monthly Anniversary Date after the date we receive the request. The decrease will first apply to coverage provided by the most recent increase, then to the next most recent increases successively, then to the coverage under the original application. During the Continuation Period, we will not allow a decrease unless the Account Value less any Policy Debt is greater than the surrender charge. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Policy when we issued it. A decrease may cause us to assess a surrender charge and may require us to pay excess Account Value.

To apply for an increase, you must complete a supplemental application and submit evidence of insurability satisfactory to us. Any approved increase will become effective on the date shown in the supplemental Policy data page. Please note that an increase will not become effective if the Policy’s Surrender Value is too low to cover the monthly deduction for the Policy Month following the increase.

An increase in the Specified Amount will increase the Continuation Amounts and may result in a surrender charge.

A change in your Specified Amount may have Federal tax consequences. See the “Tax Considerations” provision of this prospectus.

Surrenders and Partial Surrenders

SURRENDERS
You may cancel and surrender your Policy at any time before the Insured dies under a single life Policy or the last surviving Insured dies under a joint and last survivor Policy. The Policy will terminate on the Valuation Day we receive your request at our Service Center. You will not be able to reinstate the Policy.

We will pay you the Surrender Value in a lump sum unless you make other arrangements. You will incur a surrender charge if you surrender your Policy during the first 10 Policy years. See the “Surrender Charge” provision of this prospectus. A surrender may have adverse tax consequences. See the “Tax Considerations” provision of this prospectus.

PARTIAL SURRENDERS
You may take partial surrenders at any time under your Policy. If you elected Death Benefit Option B, you only may take partial surrenders after the first Policy year. The minimum partial surrender amount is $200.

We reserve the right to assess a processing fee for each partial surrender equal to the lesser of $25 or 2% of the amount partially surrendered, although we currently do not do so. See the “Partial Surrender Processing Fee” provision of this prospectus. The amount of the partial surrender will equal the amount you requested to surrender plus the processing fee.

When you request a partial surrender, you can direct how we deduct the partial surrender from your Account Value. If you provide no directions, we will deduct the partial surrender proportionately from the Investment Options in which you are invested.

State law requires that we reserve the right to defer payments from the Guarantee Account and General Account for a partial surrender or surrender for up to six months from the date we receive your request for payment.

EFFECT OF PARTIAL SURRENDERS	A partial surrender will reduce both the Account Value and the Death Benefit Proceeds by the amount of the partial surrender.

Loans

GENERAL	You may borrow up to the following amount:

•	90% of the difference between your Account Value at the end of the Valuation Period during which we received your loan request and any surrender charges on the date of the loan;

•	less any outstanding Policy Debt.

The minimum Policy loan is $500. You may request Policy loans by writing to our Service Center at the address on page 1 of this Prospectus.

When we make a loan, we transfer an amount equal to the loan proceeds from your Account Value in the Separate Account and the Guarantee Account to our General Account and hold it as “collateral” for the loan. If you do not direct an allocation for this transfer, we will make it on a pro-rata basis from each Investment Option in which you have invested. We will pay interest at an annual rate of at least 4.0% on that collateral.

During the first 10 Policy years, we pay interest at an annual rate of 4.25% on collateral corresponding to Policy Debt and charge interest daily at an effective annual rate of 4.40% on outstanding Policy Debt. After the 10th Policy year, we pay interest at an annual rate of 4.00% on collateral and charge interest daily at an effective annual rate of 4.00% on outstanding Policy Debt, essentially providing a Policy loan without an interest charge. Currently, for Policy years six through ten, we pay the same rate of interest on collateral and charge the same rate of interest on Policy Debt as we do after the 10th Policy year, however, we may, in our sole discretion, change this practice in the future.

Interest is due and payable at the end of each Policy Year while a Policy loan is outstanding. If, on any Policy Anniversary, you have not paid interest accrued since the last Policy Anniversary, we add the amount of the interest to the loan and this becomes part of your outstanding Policy Debt. We transfer the interest due from each Investment Option on a pro-rata basis.

You may repay a loan at any time during an Insured’s life while your Policy is in effect. When you repay a loan, we transfer an amount equal to the repayment from our General Account to the Separate Account and the Guarantee Account and allocate the payment as you directed when you repay the loan. If you provide no directions, we will allocate the amount according to your standing instructions for Net Premium allocations.

REPAYMENT OF POLICY DEBT	You may repay all or part of your Policy Debt at any time while an Insured is living and the Policy is in effect. We will treat any payments by you (other than the initial premium) first as the repayment of any outstanding Policy Debt. We will treat the portion of the payment in excess of any outstanding Policy Debt as an additional premium payment. See the “Premiums” provision of this prospectus.

When you repay a loan, we transfer an amount equal to the repayment from our General Account to the Separate Account and/or the Guarantee Account and allocate it as you directed when you repaid the loan. If you provide no directions, we will allocate the amount according to your standing instructions for premium allocations.

You must send loan repayments to our Service Center. We will credit the repayments as of the Valuation Day we receive them.

EFFECT OF POLICY LOANS
A Policy loan affects the Policy, because we reduce the Death Benefit Proceeds and Surrender Value under the Policy by the amount of any outstanding loan plus interest you owe on the loan. Repaying the loan causes the Death Benefit Proceeds and Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan as collateral. We will credit interest at an annual rate of at least 4.0% on that collateral. The amount held as collateral is not affected by the Separate Account investment performance. Amounts transferred from the Separate Account as collateral will affect the Account Value because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment performance of the Separate Account.

There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding. See the “Tax Considerations” provision of this prospectus.

We will notify you if the sum of your loans plus any interest you owe on the loans is more than the Account Value less applicable surrender charges, or if during the Continuation Period, the sum of your loans plus any interest you owe on the loans is more than the Account Value less any applicable surrender charges, and the Net Total Premium is less than the Continuation Amount. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may terminate.

Termination
PREMIUM TO PREVENT TERMINATION
Generally, if on a Monthly Anniversary Date, the Surrender Value of your Policy is too low to cover the monthly deduction, your Policy will be in default and a grace period will begin. In that case, we will mail you notice of the additional premium necessary to prevent your Policy from terminating. You will have a 61-day grace period from the date we mail the notice to make the required premium payment.

However, your Policy will not lapse during the Continuation Period, even if your Surrender Value is too low to cover the monthly deduction, so long as the Net Total Premium is at least equal to the Continuation Amount. At the end of the Continuation Period, you may, however, have to make an additional premium payment to keep the Policy in force.

THE GRACE PERIOD
If the Insured under a single life Policy or both Insureds under a joint and survivor Policy should die during the grace period before you pay the required premium, the Death Benefit will still be payable to the Beneficiary, although we will reduce the amount of the Death Benefit payable by the amount of premium that would have been required to keep the Policy in force. If you have not paid the required premium before the grace period ends, your Policy will terminate. The Policy will have no value and no benefits will be payable. However, you may reinstate your Policy under certain circumstances.

REINSTATEMENT
If you have not surrendered your Policy, you may reinstate your Policy within three years after termination, subject to compliance with certain conditions, including the payment of a necessary premium and submission of satisfactory evidence of insurability. See your Policy for further information.

Payments and Telephone Transactions

REQUESTING PAYMENTS
You may send your written requests for payment to our Service Center or give them to one of our authorized agents. We will ordinarily pay any Death Benefit proceeds, loan proceeds or surrender or partial surrender proceeds in a lump sum within seven days after receipt at our Service Center of all the documents required for such a payment. Other than the Death Benefit Proceeds, which we determine as of the Valuation Day of the Insured’s death under a single life Policy or the last surviving Insured’s death under a joint and last survivor Policy, the amount we pay is as of the end of the Valuation Period during which our Service Center receives all required documents. We may pay your Death Benefit Proceeds in a lump sum or under an Optional Payment Plan. See the “Optional Payment Plans” provision of this prospectus.

In most cases, when we pay Death Benefit payments in a lump sum, we will pay these proceeds either:

(1)	to your Designated Beneficiary(ies) directly in the form of a check; or

(2)	by establishing an interest bearing account called the “GE Secure Access Account” for the Designated Beneficiary(ies) in the amount of Death Proceeds payable.

When establishing the GE Secure Access Account we will send the Beneficiary a checkbook within 7 days after we receive all the required documents, and the Beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the Death Benefit payments payable. The GE Secure Access Account is part of our General Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our General Account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the GE Secure Access Account. If we do not receive instructions from the Beneficiary(ies) with regard to the form of Death Benefit payment, we will automatically establish the GE Secure Access Account.

Any Death Benefit Proceeds that we pay in one lump sum will include interest from the date of death to the date of payment. We will pay interest at a rate we set, or a rate set by law if greater. The minimum interest rate which we may pay is 2.5%. We will not pay interest beyond one year or any longer time set by law. We will reduce Death Benefit Proceeds by any outstanding Policy Debt and any due and unpaid charges and will increase Death Benefit Proceeds by any benefits added by rider.

We may delay making a payment or processing a transfer request if:

•
the disposal or valuation of the Separate Account assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or

•	the SEC by order permits postponement of payment to protect our Policy Owners.

We also may defer making payments attributable to a check or draft that has not cleared the bank on which it is drawn.

State law requires that we reserve the right to defer payments from the Guarantee Account and General Account for a partial surrender, surrender or payment of the Death Benefit for up to six months from the date we receive your request for payment.

TELEPHONE TRANSACTIONS
You may make certain requests under your Policy by calling us provided we received your prior written authorization at our Service Center. Such requests include requests for transfers and changes in premium allocations, dollar-cost averaging, and portfolio rebalancing.

By completing the telephone authorization form, you agree that we will not be liable for any loss, liability, cost or expense when we follow the telephone instructions we receive. If we later determine that you did not make a telephone request, or the request was made without your authorization, you will bear any loss that resulted from such unauthorized transaction.

We will employ reasonable procedures to confirm that instructions we receive are genuine. Such procedures may include, among others:

•	requiring you or a third party you authorized to provide some form of personal identification before we act on the telephone instructions;

•	confirming the telephone transaction in writing to you or a third party you authorized; and/or

•	tape recording telephone instructions.

If we do not follow reasonable procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit telephone transactions.

To request a telephone transaction, please call our Service Center at 1-800-313-5282.

Tax Considerations

INTRODUCTION
This part of the prospectus discusses the Federal income tax treatment of the Policy. The Federal income tax treatment of the Policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances.

This discussion is general and is not intended as tax advice. It does not address all of the Federal income tax rules that may affect you and your Policy. This discussion also does not address Federal estate or gift tax consequences, or state or local tax consequences, associated with a Policy. As a result, you should always consult a tax advisor about the application of tax rules to your individual situation.

TAX STATUS OF THE POLICY
Federal income tax law generally grants favorable treatment to life insurance; the proceeds paid on the death of the Insured (or last surviving Insured for the joint and last survivor version of the Policy) are excluded from the gross income of the Beneficiary, and the Owner is not taxed on increases in the Account Value unless amounts are distributed while the Insured (or last surviving Insured) is alive. The Policy is designed to comply with one of two alternative tests under the tax law. For Policies designed to comply with the tax law’s Guideline Premium Test, this favorable tax treatment will apply to your Policy only if the premiums paid for your Policy do not exceed a limit established by the tax law. An increase or decrease in the Policy’s Specified Amount may change this premium limit. Also, a Minimum Death Benefit requirement must be satisfied. Due to the coverage of more than one Insured under the joint and survivor version of the Policy, there is some uncertainty about how the tax law’s limit on premiums should be calculated. As a result, we may need to return a portion of your premiums, with earnings thereon, and impose higher cost of insurance charges (not exceeding those guaranteed) in the future. We will monitor the premiums paid for your Policy to keep them within the tax law’s limit.

For Policies designed to comply with the tax law’s Cash Value Accumulation Test, the Policy’s terms define a Minimum Death Benefit that is different than that imposed by the Guideline Premium Test. There is also uncertainty regarding the application of this test to the joint and survivor version of the Policy. As necessary to ensure compliance, we may need to amend this Policy, e.g., to generally provide higher Death Benefit factors.

Regardless of the tax compliance test selected, two other requirements must be met for your Policy to receive favorable tax treatment as life insurance:

•	the investments of the Separate Account must be “adequately diversified” in accordance with Internal Revenue Service (“IRS”) regulations; and

•	your right to choose particular investments for a Policy must be limited.

Investments in the Separate Account must be diversified.    The IRS has issued regulations that prescribe standards for determining whether the investments of the Separate Account including the assets of the portfolios in which the Separate

Account invests, are “adequately diversified.” If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the Account Value over the premiums paid for the Policy.

Although we do not control the investments of all of the portfolios (we only indirectly controls those of GE Investments Funds, Inc., through an affiliated company), we expect that the portfolios will comply with the IRS regulations so that the Separate Account will be considered “adequately diversified.”

Restrictions on the extent to which you can direct the investment of assets.     Federal income tax law limits your right to choose particular investments for the Policy. The U.S. Treasury Department stated in 1986 that it expected to issue guidance clarifying those limits, but it has not yet done so. Thus, the nature of the limits is currently uncertain. As a result, your right to allocate assets among the portfolios may exceed those limits. If so, you would be treated as the owner of a portion of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets.

The Company does not know what limits may be set forth in any guidance that the Treasury Department may issue, or whether any such limits will apply to existing Policies. The Company therefore reserves the right to modify the Policy without your consent to attempt to prevent the tax law from considering you to own a portion of the assets of the Separate Account.

No guarantees regarding tax treatment.    The Company makes no guarantees regarding the tax treatment of any Policy or of any transaction involving a Policy. However, the remainder of this discussion assumes that your Policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your Account Value until there is a distribution from your Policy.

TAX TREATMENT OF POLICIES — GENERAL	Death Benefit proceeds and Account Value increases. A Policy’s treatment as life insurance for Federal income tax purposes generally has the following results:
• Death Benefit proceeds are excludable from the gross income of the Beneficiary;

• you are not taxed on increases in the Account Value unless amounts are distributed from the Policy while the Insured (or last surviving Insured) is alive;

• the taxation of amounts distributed while the Insured is alive depends upon whether your Policy is a “modified endowment contract.” The term “modified endowment contract” is defined in the section entitled “Definition of a Modified Endowment Contract” located in the “Special Rules for Modified Endowment Contracts” provision of this prospectus.

Partial and full surrenders and maturity proceeds.    A partial surrender occurs when you receive less than the total amount of the Policy’s Surrender Value; receipt of the entire Surrender Value is a full surrender. If your Policy is not a modified endowment contract, you will generally pay tax on the amount of a partial or full surrender only to the extent it exceeds your “investment in the contract.” In a few states, a maturity value will be paid. Maturity proceeds will be taxable to the extent the amount received plus Policy Debt exceeds the “investment in the contract.” You will be taxed on this amount at ordinary income tax rates, not at lower capital gains tax rates. Your “investment in the contract” generally equals the total of the premiums paid for your Policy plus the amount of any loan that was includible in your income, reduced by any amounts you previously received from the Policy that you did not include in your income.

Special rule for certain cash distributions in the first 15 Policy years.    During the first 15 years after your Policy is issued, if we distribute cash to you and reduce the Death Benefit Proceeds (e.g., by decreasing the Policy’s Specified Amount), you may be required to pay tax on all or part of the cash payment, even if it is less than your “investment in the contract.” This also may occur if we distribute cash to you up to two years before the proceeds are reduced, or if the cash payment is made in anticipation of the reduction. However, you will not be required to pay tax on more than the amount by which your Account Value exceeds your “investment in the contract.”

Considerations where Insured lives past Age 100.    If the Insured survives (or last surviving Insured) beyond Age 100, the IRS may seek to deny the tax-free treatment of the Death Benefit Proceeds and instead tax you on the amount by which your Account Value exceeds your “investment in the contract.” Because we believe the Policy continues to meet the Federal tax definition of life insurance beyond Age 100, we have no current plans to withhold or report taxes in this situation.

Accelerated Benefit Rider.    Your Policy may contain an Accelerated Benefit Rider, which provides you with access to a portion of the Death Benefit if the Insured becomes terminally ill. The accelerated benefit payment is treated in the same manner as Death Benefit Proceeds for tax purposes, meaning that it generally will be excludable from gross income. But if the Insured under the Policy is an officer, director, or employee of the Owner of the Policy, or is financially interested in the trade or business of the Owner, the payment would be taxable in part.

Loans.    If your Policy is not a modified endowment contract, a loan received under a Policy (i.e., Policy Debt) normally will be treated as your indebtedness. Hence, so long as the Policy remains in force, you will generally not be taxed on any part of a Policy loan. However, it is possible that you could have additional income for tax purposes for periods when the interest crediting rate on collateral is the same as the loan interest rate. If your Policy terminates (by a full surrender or by a lapse) while the Insured (or last surviving Insured) is alive, you will be taxed on the amount (if any) by which the Policy Debt plus any amount received in cash exceeds your investment in the contract.

Generally, interest paid on Policy Debt or other indebtedness related to the Policy will not be tax deductible, except in the case of certain indebtedness under a Policy covering a “key person.” A tax advisor should be consulted before taking any Policy loan.

Loss of interest deduction where policies are held by or for the benefit of corporations, trusts, etc.    If an entity (such as a corporation or a trust, not an individual) purchases a Policy or is the Beneficiary of a Policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the Policy may not be deductible by the entity. However, this rule does not apply to a Policy owned by an entity engaged in a trade or business which covers the life of an individual who is:

•	a 20% owner of the entity; or

•	an officer, director, or employee of the trade or business, at the time first covered by the Policy.

This rule also does not apply to a Policy owned by an entity engaged in a trade or business which covers the joint lives of an Owner who is a 20% owner of the entity and the Owner’s spouse at the time first covered by the Policy. Entities that are considering purchasing the Policy, or that will be Beneficiaries under a Policy, should consult a tax advisor.

Optional Payment Plans.    If Death Benefit Proceeds under the Policy are paid under one of the Optional Payment Plans, the Beneficiary will be taxed on a portion of each payment (at ordinary income tax rates). The Company will notify the Beneficiary annually of the taxable amount of each payment. However, if the Death Benefit Proceeds are held by the Company under Optional Payment Plan 4 (interest income), the Beneficiary will be taxed on the interest income as it is credited.

Changes and exchanges.    The right to change Owners and changes reducing future amounts of Death Benefit Proceeds may have tax consequences depending upon the circumstances of each change. The exchange of one life insurance contract for another life insurance contract generally is not taxed (unless cash is distributed or a loan is reduced or forgiven). However, in the case of the Policy when issued as a joint and last survivor Policy, the other life insurance contract involved in the exchange generally must also cover the same two Insureds. The exercise of the option to split the joint and last survivor version of the Policy into two separate life insurance contracts may result in the taxation of the Policy as if there were a full surrender.

SPECIAL RULES FOR MODIFIED ENDOWMENT CONTRACTS
Definition of a “Modified Endowment Contract.”    Special rules apply to a Policy classified as a modified endowment contract. A Policy will be classified as a modified endowment contract if either of the following is true:

• if premiums are paid more rapidly than allowed by a “7-pay test” under the tax law. At your request, we will let you know the amount of premium that may be paid for your Policy in any year that will avoid modified endowment contract treatment under the 7-pay test;

• if the Policy is received in exchange for another policy that is a modified endowment contract.

Due to the coverage of more than one Insured under the joint and last survivor version of the Policy, there are special considerations in applying the 7-pay test. For example, a reduction in the Death Benefit at any time, such as may occur upon a partial surrender, may cause the Policy to be a modified endowment contract, resulting in the application of the tax treatment described below. Generally, the manner of applying the 7-pay test is somewhat uncertain in the case of contracts covering more than one Insured.

Tax Treatment of Modified Endowment Contracts.    If a Policy is classified as a modified endowment contract, the following special rules apply:

•	a partial surrender will be taxable to you to the extent that your Account Value exceeds your investment in the Policy;

•	a loan from the Policy (together with any unpaid interest included in Policy Debt), and the amount of any assignment or pledge of the Policy, will be taxed in the same manner as a partial surrender.

A penalty tax of 10% will be imposed on the amount of any full or partial surrender, loan and unpaid loan interest included in Policy Debt, assignment, or pledge on which you must pay tax. However, the penalty tax does not apply to a distribution made:

(1)	after you attain age 59 1/2;

(2)	because you have become disabled, within the meaning of the tax law; or

(3)
in substantially equal periodic payments (not less frequently than annually) made over your life or life expectancy (or over the joint lives or life expectancies of you and your beneficiary, within the meaning of the tax law).

Special rules if you own more than one Modified Endowment Contract.    All modified endowment contracts that we (or any of our affiliates) issue to you within the same calendar year will be combined to determine the amount of any distribution from the Policy that will be taxable to you.

Interpretative issues.    The tax law’s rules relating to modified endowment contracts are complex and open to considerable variation in interpretation. You should consult your tax advisor before making any decisions regarding changes in coverage under or distributions from your Policy.

INCOME TAX WITHHOLDING
We may be required to withhold and pay to the IRS a part of the taxable portion of each distribution made under a Policy. However, in many cases, you may elect not to have any amounts withheld. You are responsible for payment of all taxes and early distribution penalties, regardless of whether you request that no taxes be withheld or if we do not withhold a sufficient amount of taxes. At the time you request a distribution from the Policy, we will send you forms that explain the withholding requirements.

TAX STATUS OF THE COMPANY
Under existing Federal income tax law, we do not expect to incur any Federal income tax liability on the income or gains in the Separate Account. Based upon this expectation, we do not impose a charge for Federal income taxes. If Federal income tax law changes and we are required to pay taxes on some or all of the income and gains earned by the Separate Account, we may impose a charge for those taxes.

We may also incur state and local taxes, in addition to premium taxes for which a deduction from premiums is currently made. At present, these taxes are not significant. If there is a material change in state or local tax laws, we may impose a charge for any taxes attributable to the Separate Account.

CHANGES IN THE LAW AND OTHER CONSIDERATIONS
This discussion is based on our understanding of the Federal income tax law existing on the date of this prospectus. Congress, the IRS, and the courts may modify these laws at any time, and may do so retroactively. Any person concerned about the tax implications of ownership of a Policy should consult a tax advisor.

Other Policy Information

OPTIONAL PAYMENT PLANS
The Policy currently offers the following five Optional Payment Plans, free of charge, as alternatives to the payment of a Death Benefit or Surrender Value in a lump sum (see the “Requesting Payments” provision):

Plan 1 — Income For A Fixed Period.    We will make equal periodic payments for a fixed period not longer than 30 years. Payments can be annual, semi-annual, quarterly, or monthly. If the payee dies before the end of the fixed period, we will discount the amount of the remaining guaranteed payments to the date of the payee’s death at a yearly rate of 3%. We will pay the discounted amount in one sum to the payee’s estate unless otherwise provided. Discounted means we will deduct the amount of interest each remaining payment would have included had it not been paid out early.

Plan 2 — Life Income.    We will make equal monthly payments for a guaranteed minimum period. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. If the payee dies before the end of the guaranteed period, we will discount the amount of remaining payments for the minimum period at the same interest rate used to calculate the monthly income. We will pay the discounted amount in one sum to the payee’s estate unless otherwise provided.

Plan 3 — Income of a Definite Amount.    We will make equal periodic payments of a definite amount. Payments can be annual, semi-annual, quarterly, or monthly. The amount paid each year must be at least $120 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. If the payee dies, we will pay the amount of the remaining proceeds with earned interest in one sum to the payee’s estate unless otherwise provided.

Plan 4 — Interest Income.    We will make periodic payments of interest earned from the proceeds left with us. Payments can be annual, semi-annual, quarterly or monthly and will begin at the end of the first period chosen. If the payee dies, we will pay the amount of remaining proceeds and any earned but unpaid interest in one sum to the payee’s estate unless otherwise provided.

Plan 5 — Joint Life And Survivor Income.    We will make equal monthly payments to two payees for a guaranteed minimum of 10 years. Each payee must be at least 35 years old when payments begin. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, we will discount the amount of the remaining payments for the 10-year period at the same interest rate used to calculate the monthly income. We will pay the discounted amount in one sum to the survivor’s estate unless otherwise provided.

You may select an Optional Payment Plan in your application or by writing our Service Center. We will transfer any amount left with us for payment under an Optional Payment Plan to our General Account. Payments under an Optional Payment Plan will not vary with the investment performance of the Separate Account because they are forms of fixed-benefit annuities. See the “Tax Treatment of Policies” provision of this prospectus. Amounts allocated to an Optional Payment Plan will earn interest at 3% compounded annually. Certain conditions and restrictions apply to payments received under an Optional Payment Plan. For further information, please review your Policy or contact one of our authorized agents.

DIVIDENDS	The Policy is non-participating. We will not pay dividends on the Policy.

INCONTESTABILITY
The Policy limits our right to contest the Policy as issued, reinstated or as increased, except for material misstatements contained in the application or a supplemental application, after it has been in force for a minimum period during the Insured’s lifetime under the single life version or the lifetimes of both Insureds under the joint and last survivor version, generally for two years from the Policy Date, date of reinstatement or effective date of the increase. This provision does not apply to riders that provide disability benefits (subject to state exception).

SUICIDE EXCLUSION
If the Insured under a single life Policy commits suicide while sane or insane within two years of the Policy Date, all coverage under the Policy will end, and we will pay the Beneficiary an amount equal to all premiums paid, less outstanding Policy Debt and less amounts paid upon partial surrender of the Policy.

If the Insured under a single life Policy commits suicide while sane or insane more than two years after the Policy Date but within two years after the effective date of an increase in the Specified Amount, we will limit the amount payable with respect to that increase. The amount payable attributable to the increase will equal the monthly deductions for the increase. Such Death Benefit Proceeds will be paid to the Beneficiary under the same conditions as the initial Specified Amount.

If either Insured under a joint and last survivor Policy commits suicide while sane or insane within two years of the Policy Date, all coverage under the Policy will end, and we will pay the Beneficiary an amount equal to all premiums paid, less outstanding Policy Debt and less amounts paid upon partial surrender of the Policy.

If the first Insured to die commits suicide while sane or insane more than two years after the Policy Date but within two years after the effective date of an increase in the Specified Amount, we will limit the amount payable with respect to that increase.

The amount payable to the Beneficiary attributable to the increase will equal the monthly deductions for the increase.

If the last surviving Insured to die commits suicide while sane or insane more than two years after the Policy Date but within 2 years after the effective date of an increase in the Specified Amount, we will limit the proceeds payable with respect to that increase. The proceeds payable attributable to the increase will equal the additional premium payment required for the increase. Such Death Benefit Proceeds will be paid to the Beneficiary under the same conditions as the initial Specified Amount.

Please see your Policy for more details.

MISSTATEMENT OF AGE OR GENDER	We will adjust the Death Benefit Proceeds if you misstated an Insured’s Age or gender in your application.

WRITTEN NOTICE
You should send any written notice to us at our Service Center at the address listed on page 1 of this prospectus. The notice should include the Policy number and the full name of the Insured for a single life Policy or each Insured for a joint and last survivor Policy. We will send any notice to the address shown in the application unless an appropriate address change form has been filed with us.

TRUST
If you name a trust as the Owner or Beneficiary of the Policy and the trustee subsequently exercises ownership rights or claims benefits thereunder, we will have no obligation to verify that a trust is in effect or that the trustee is acting within the scope of his/her authority. Payment of Policy benefits to the trustee will release us from all obligations under the Policy to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

OTHER CHANGES	At any time, we may make such changes in the Policy as are necessary:

•	to assure compliance at all times with the definition of life insurance prescribed by the Code:

•	to make the Policy, our operations, or the operation of the Separate Account to conform with any law or regulation issued by any government agency to which they are subject; or

•	to reflect a change in the operation of the Separate Account, if allowed by the Policy.

Only the President or a Vice President of the Company has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. The President or a Vice President of the Company must sign all endorsements, amendments, or riders to be valid.

REPORTS
We maintain records and accounts of all transactions involving the Policy, the Separate Account, the Guarantee Account and Policy Debt. Within 30 days after each Policy Anniversary, we will send you a report showing information about your Policy. The report will show:

•	the Specified Amount;

•	the Account Value;

•	the value in each Investment Option;

•	the Surrender Value;

•	the Policy Debt; and

•	the premiums paid and charges made during the Policy year.

We also will send you an annual and a semi-annual report for each Fund underlying a Subaccount to which you have allocated assets, as required by the 1940 Act. In addition, when you pay premiums (other than by pre-authorized checking account deduction), or if you take out a Policy loan, take transfers or make partial surrenders, you will receive a written confirmation of these transactions.

SUPPLEMENTAL BENEFITS	There are several supplemental benefits that may be added to a single life Policy, as well as a joint and last survivor Policy. These benefits may not be available in all markets.

All riders may be added at the time the Policy is issued and after issue. Riders may be canceled at any time by notifying us in writing at the Service Center.

We will deduct monthly charges from your Account Value as part of the monthly deduction for the benefits described above. See the “Charges and Deductions, Monthly Deduction” provision of this prospectus.

Additional rules and limits apply to these supplemental benefits. Please ask your authorized representative of the Company for further information and individual illustrations or contact our Service Center at the address or telephone number listed on page 1 of this prospectus.

RIDERS AVAILABLE ON SINGLE LIFE POLICIES ONLY:
Waiver of Monthly Deduction Rider. In the event of total disability, this rider will provide the payments of Premiums to the Policy. The rider is available for issue ages 15-60 (rating restrictions may apply). The amount of Premium benefit equal the maximum monthly deduction continuation amount. Coverage under this rider ends on the Policy anniversary nearest Insured’s age 65 unless the Insured has been continuously disabled for the previous five years. The maximum cost of the rider is 38.24% of the total monthly Cost of Insurance charges, including rider cost of insurance.

Accidental Death Benefit. This rider provides an additional Death Benefit should the Insured’s death occur as a result of an accident (as defined by the rider). The amount is paid in addition to the Specified Amount of the base Policy. The Specified Amount of the rider can be from $5,000 to $200,000, but may not exceed the Specified Amount of the base Policy. The maximum annual charge is $2.24 per $1,000 of Specified Amount but ends at attained age 70.

RIDERS AVAILABLE ON JOINT LIFE POLICIES ONLY:
Four Year Term Rider. This rider provides term insurance coverage on the Insured that dies last. The four year term rider will use the same current and guaranteed Cost of Insurance rates that are used on the base Policy.

Policy Split Option Rider. This rider allows the Owner to split a Policy into two individual Policies in the event of a divorce or a substantial change in estate tax law. The maximum Death Benefit available on either insured is equal to one-half of the base Policy Specified Amount. There is no charge for this rider, but evidence of insurability is required when the split is requested.

USING THE POLICY AS COLLATERAL
You can assign the Policy as collateral security. You must notify us in writing on the appropriate form if you assign the Policy. Any payments we made before the assignment will not be affected. We are not responsible for the validity of an assignment. An assignment may affect your rights and the rights of the Beneficiary.

REINSURANCE	We may reinsure a portion of the risks assumed under the Policies.

LEGAL PROCEEDINGS
The Company like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the Company cannot predict the outcome of any litigation with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material impact on us or the Separate Account.

Capital Brokerage Corporation, the principal underwriter, is not engaged in any litigation of any material nature.

Additional Information

SALE OF THE POLICIES
We have entered into an underwriting agreement with Capital Brokerage Corporation (doing business in Indiana, Minnesota, New Mexico, and Texas as GE Capital Brokerage Corporation) (“CBC”) for the distribution and sale of the Policies. Pursuant to this agreement, the CBC serves as principal underwriter for the Policies. CBC is located at 6630 W. Broad St., Richmond, Virginia 23230. CBC was organized as a corporation under the laws of the state of Washington in 1981 and is an affiliate of ours. CBC is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc.

CBC offers the Policies through its registered representatives who are registered with the NASD and with the states in which they do business. Registered representatives with the CBC are also licensed as insurance agents in the states in which they do business and are appointed with us.

CBC also enters into selling agreements with an affiliated broker-dealer (Terra Securities Corporation) and independent broker-dealers to sell the Policies. The registered representatives of these selling firms are registered with the NASD and with the states in which they do business, are licensed as insurance agents in the states in which they do business and are appointed with us.

We pay sales commissions and other marketing related expenses to the CBC for promotion and sales of the Policies by its registered representatives as well as by selling firms. In the first Policy year, the selling firm will receive a commission of up to approximately 90% of the first year target premium (based on Age, gender, Specified Amount, risk class and other factors). In renewal years, the selling firm receives up to approximately 4.0% of premiums paid. We may pay trails commissions up to an annual rate of 0.25% of Account Value, less any Policy Debt, for all Policy years. This commission may be returned to us if the Policy is not continued through the first Policy year. We may on occasion pay a higher commission for a short period of time as a special promotion. In the case of sales by the Underwriter’s registered representatives, a portion of the sales commission is passed through the Underwriter to its registered representative who sold the Policy. Because the Underwriter is our affiliate, their registered representatives are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes and awards.

CBC also receives 12b-1 fees from Alliance Variable Products Series Fund, Inc., Fidelity Variable Products Fund, Fidelity Variable Insurance Products Fund II, Fidelity Variable Insurance Products Fund III, Janus Aspen Series, MFS® Variable Insurance Trust, Oppenheimer Variable Account Funds and Van Kampen Life Investment Trust.

In the case of sales by selling firms, CBC passes through the entire amount of the sales commission to the selling firm whose registered representative sold the Policy. The selling firm may retain a portion of the commission before it pays the registered representative who sold the Policy.

We may also make payments for services that do not directly involve the sales of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recover commissions, marketing, administrative and other expenses and costs of Policy benefits through fees and charges imposed under the Policies. Commissions paid on the Policies, including other incentives and payments, are not charged directly to you or to your Account Value.

LEGAL MATTERS	Advice on certain legal matters relating to federal securities laws has been provided by Heather Harker, Vice President, Associate General Counsel and Assistant Secretary of the Company.

EXPERTS
The financial statements of GE Capital Life Assurance Company of New York as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ACTUARIAL MATTERS	Actuarial matters included in this prospectus have been examined by Paul Haley, an actuary of the Company, whose opinion we filed as an exhibit to the registration statement.

FINANCIAL STATEMENTS
You should distinguish the financial statements of the Company included in this prospectus from the financial statements of Separate Account, when available. Please consider the financial statements of the Company only as bearing on our ability to meet our obligations under the Policies. You should not consider the financial statements of the Company as affecting the investment performance of the assets held in Separate Account.

The Subaccounts in the Separate Account that are available to this Policy did not begin operation before the date of this prospectus.

EXECUTIVE OFFICERS AND DIRECTORS OF GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK	We are managed by a board of directors. The following table sets forth the name, address and principal occupations during the past five years of each of our executive officers and directors.
Name	Address	Positions and Offices with Depositor

George R. Zippel	GE Financial Assurance 700 Main Street Lynchburg, VA 24505	Director, President and Chief Executive Officer of GE Capital Life Assurance Company since 2000; various positions with General Electric Company since 1981.

David J. Sloane	GE Capital Life Assurance Company of New York 125 Park Avenue, 6th Floor New York, NY 10017	Senior Vice President, Chief Administrative Officer and Director of GE Capital Life Assurance Company of New York since 2001; Senior Vice President, American Mayflower since 1/97.

Marshall S. Belkin	345 Kear Street Yorktown Heights, NY 10598	Director, GE Capital Life Assurance Company of New York; Attorney with Lieberman and LeBovit (formerly Lieberman Lebovit and Brofman).

Richard I. Byer	Richartz Fliss Clark & Pope 317 Madison Avenue New York, NY 10017	Director, GE Capital Life Assurance Company of New York; Executive Vice President, Richartz Fliss Clark & Pope since 1994; Director, Workmen’s Circle MultiCare Center since 1997.

Thomas W. Casey	GE Financial Assurance 6604 W. Broad St. Richmond, VA 23230	Vice President and Chief Financial Officer GE Capital Life Assurance Company of New York; Senior Vice President and Chief Financial Officer, GNA since 1996; Vice President, GNA 1993-1996.

Bernard M. Eiber	55 Northern Blvd. Room 302 Great Neck, NY 11021	Director, GE Capital Life Assurance Company of New York; Attorney, Law Firm of Bernard Eiber since 1995.

Jerry S. Handler	Handro Properties 151 West 40th St. New York, NY 10018	Director, GE Capital Life Assurance Company of New York; President, Handro Management Corporation and Manager Partner of Handro Property LLC since 1979.

Gerald A. Kaufman	33 Walt Whitman Rd., Suite 233 Huntington Station, NY 11746	Director, GE Capital Life Assurance Company of New York; Director, American Mayflower Life Insurance Company of New York since 1973.

Frank T. Gencarelli	GE Financial Assurance 6610 W. Broad Street Richmond, VA 23230
Senior Vice President, GE Capital Life Assurance Company of New York; Executive Vice President, Retirement Services Group, GE Life and Annuity Assurance Company since January, 2002; President of Income Distribution Group 2000-2001; BGA Channel Leader 1997-2000.

Leon E. Roday	GE Financial Assurance 6604 West Broad St. Richmond, VA 23230
Senior Vice President of GE Capital Life Assurance Company of New York; Senior Vice President & Director, GE Life & Annuity since 6/99; Senior Vice President & Director, GE Financial Assurance since 1996; LeBoeuf, Lamb, Greene & MacRae, L.L.P. 1982-1996.

Name	Address	Positions and Offices with the Company

Geoffrey S. Stiff	GE Financial Assurance 6610 W. Broad St. Richmond, VA 23230
Director, GE Capital Life Assurance Company of New York; Senior Vice President, GE Life & Annuity, since 3/99; Director, GE Life & Annuity, since 5/96; Vice President, GE Life & Annuity 5/96-3/99; Director of GNA since April, 1994; Senior Vice President, Chief Financial Officer and Treasurer of GNA since May, 1993; Senior Vice President, Controller and Treasurer of GNA Investors Trust since 1993.

EXECUTIVE OFFICERS AND DIRECTORS OF CAPITAL BROKERAGE CORPORATION
Name	Positions and Offices with the Company for Last Five Years

Christopher A. Cokinis(1)
President and Chief Executive Officer, Capital Brokerage Corporation since August 2000; Chief Compliance Officer, May 2001-December 2001; Assistant Vice President, American United Life Insurance Co., Vice President AUL Equity Sales Corp., September 1997-August 2000; Director of Compliance, Lincoln National Life Insurance Co. May 1995-September 1997.

Thomas W. Casey(3)
Senior Vice President and a member of the Board of Directors of GE Group Life Assurance Company, Senior Vice President of GE Group Administrators, Inc. Affiant holds a similar position in various companies with the GE Financial Assurance Holdings, Inc. (“GEFA”) holding company system; Mr. Casey also holds an officer position with GE Capital Corporation, GEFA’s parent company; and with General Electric Company as a Senior Vice President and Chief Financial Officer to GE Financial Assurance, Richmond, Virginia since 1994.

Victor C. Moses(2)	Senior Vice President of General Electric Capital Assurance Company and Capital Brokerage Corporation since September 1991.

Geoffrey S. Stiff
President and Chief Executive Officer of General Electric Capital Assurance Company; Senior Vice President, Capital Brokerage Corporation since May 1993; Mr. Stiff holds a similar position in various companies within GE Financial Assurance Holdings, Inc. (“GEFA”) since 1993.

Ward E. Bobitz(3)
Vice President and Assistant Secretary, Capital Brokerage Corporation, April 1999; Mr. Bobitz is currently a Vice President and Assistant Secretary of GE Life and Annuity Assurance Company. Mr. Bobitz holds similar positions in other companies with the GE Financial Assurance Holdings, Inc. since 1997.

Joan H. Cleveland(4)	Vice President, Capital Brokerage Corporation since March 2001; Vice President, GEFA Lynchburg since July 2000.

Brenda Daglish(5)
Vice President, Capital Brokerage Corporation since February 2000; and Assistant Treasurer, Capital Brokerage Corporation since September 1994; Ms. Daglish is currently a Vice President and Assistant Treasurer of Phoenix Group Services, Inc. Ms. Daglish holds a similar position in various companies within GE Financial Assurance Holdings, Inc. since 1994.

William E. Daner
Vice President, Counsel and Secretary, Capital Brokerage Corporation since September 1999; Vice President and Counsel for The Life Insurance Company of Virginia October 1998-December 1998; Second Vice President and Counsel, 1997-1998.

Richard G. Fucci(5)	Vice President, Capital Brokerage Corporation since January 2001; Vice President and Controller since July 1999. Affiant joined GE Financial Assurance group companies in 1998.

Name	Positions and Offices with the Company for Last Five Years

Gary T. Prizzia(3)	Treasurer, Signature Agency, Inc., Capital Brokerage Corporation since January 2000. Mr. Prizzia holds a similar position in various companies within the GE Financial Assurance Holdings, Inc.

Edward J. Wiles, Jr.(6)
Senior Vice President and Chief Compliance Officer, Capital Brokerage Corporation since December 2001. Mr. Wiles holds similar positions in other companies within the GE Financial Assurance Holdings, Inc. since 1989.

Kelly L. Groh	Chief Financial Officer and Controller, Capital Brokerage Corporation. Ms. Groh holds a similar position in various companies within the GE Financial Assurance Holdings, Inc. since March 1996.

The principal business address of each person listed, unless otherwise indicated, is 6610 W. Broad Street, Richmond, Virginia 23230.

(1)	The principal business address is 6630 West Broad Street, Richmond, VA 23230

(2)	The principal business address is 601 Union Street, Suite 1300, Seattle, WA 98101

(3)	The principal business address is 6620 West Broad Street, Richmond, VA 23230

(4)	The principal business address is 700 Main Street, Lynchburg, VA 24505

(5)	The principal business address is 6604 West Broad Street, Richmond, VA 23230

(6)	The principal business address is 201 Merritt 7, P.O. Box 480, Norwalk, CT 06856

OTHER INFORMATION
We have filed a Registration Statement with the SEC, under the Securities Act of 1933 as amended, for the Policies being offered here. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the Separate Account, the Company, and the Policies offered. Statements in this prospectus about the content of Policies and other legal instruments are summaries. For the complete text of those Policies and instruments, please refer to those documents as filed with the SEC and available on the SEC’s website at http://www.sec.gov.

HYPOTHETICAL ILLUSTRATIONS
We have included illustrations in this prospectus, and use them in connection with your purchase of the Policy. These illustrations are based on hypothetical rates of return that are not guaranteed. The rates are illustrative only, and do not represent past or future performance. Your actual Account Value and benefits will be different from these illustrations.

The illustrations assume you paid planned premiums annually and the returns on the assets in the Subaccounts were a uniform gross annual rate of 0%, 6% or 12%, before deduction of any fees and charges. The values reflect the deduction of all standard Policy and Fund fees and charges. However, the values do not reflect any fees and charges associated with the rider options. The tables also show planned premiums accumulated at 5% interest. The values under a Policy would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return used in the illustrations.

The illustrations assume an arithmetic annual expense ratio of 0.94% of the average daily net assets of the portfolios available under the Policies, based on the portfolios’ fees and expenses for the year ended December 31, 2001 as shown in the Portfolio Annual Expense Table, shown previously in the prospectus. (These fees and expenses, and therefore the illustrations, reflect certain fee waivers and reimbursements provided by some of the portfolios. We cannot guarantee that these fee waivers and reimbursements will continue.) For information on portfolio fees and expenses, see the prospectuses for the portfolios accompanying this prospectus. The illustrations also take into account the monthly charge we assess for assuming mortality and expense risks, equal to an annual rate of 0.50% of the first $100,000 of unloaned assets in the Subaccounts (0.50% of the first $200,000 of unloaned assets in the Subaccounts for a joint and last survivor Policy) plus an annual rate of 0.10% of unloaned assets in the Subaccounts above $100,000 ($200,000 for a joint and last survivor Policy) for the first 20 Policy years. After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6% and 12%, correspond to approximate net annual rates of -0.94%, 5.06%, and 11.06% respectively.

The illustrations reflect the premium charge and the monthly deduction for the hypothetical Insured. We reflect our current charges and the higher maximum guaranteed charges that we have the contractual right to charge in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Separate Account and assume no Policy Debt or charges for supplemental benefits.

The illustrations reflect our gender distinct rates for no nicotine use. Upon request, we will furnish a comparable illustration based upon the proposed Insured’s individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated.

Flexible Premium Variable Life Insurance

Male Issue Age 45	Initial Specified Amount	$250,000
Preferred No Nicotine Use Underwriting Risk	Initial Premium and Planned
Death Benefit Option — Level	Premium (Payable Annually) (1)	$ 4,750

End of Policy Year	Premiums Accumulated At 5% Interest Per Year	0% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			6% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			12% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)
		Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit

1	4,988	0	2,591	250,000	0	2,797	250,000	0	3,004	250,000
2	10,224	1,822	5,087	250,000	2,398	5,663	250,000	3,000	6,265	250,000
3	15,723	4,222	7,487	250,000	5,333	8,598	250,000	6,543	9,808	250,000
4	21,497	6,523	9,788	250,000	8,337	11,602	250,000	10,396	13,661	250,000
5	27,559	8,717	11,982	250,000	11,406	14,671	250,000	14,586	17,851	250,000
6	33,925	11,457	14,069	250,000	15,195	17,807	250,000	19,801	22,413	250,000
7	40,608	14,075	16,034	250,000	19,038	20,997	250,000	25,416	27,375	250,000
8	47,626	16,558	17,864	250,000	22,925	24,231	250,000	31,464	32,770	250,000
9	54,995	18,894	19,547	250,000	26,849	27,502	250,000	37,985	38,638	250,000
10	62,732	21,068	21,068	250,000	30,795	30,795	250,000	45,020	45,020	250,000
15	107,623	29,920	29,920	250,000	52,072	52,072	250,000	92,420	92,420	250,000
20	164,916	32,017	32,017	250,000	73,521	73,521	250,000	170,290	170,290	250,000
25	238,039	22,393	22,393	250,000	92,384	92,384	250,000	305,983	305,983	354,940
30	331,364	*	*	*	103,589	103,589	250,000	531,540	531,540	568,748
35	450,473	*	*	*	93,247	93,247	250,000	908,739	908,739	954,176

*	Premium in addition to the planned premium is required to keep the Policy in effect.
(1)
The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2)
The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.

(3)
The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Variable Life Insurance

Male Issue Age 45	Initial Specified Amount	$250,000
Preferred No Nicotine Use Underwriting Risk	Initial Premium and Planned
Death Benefit Option — Level	Premium (Payable Annually) (1)	$ 4,750

End of Policy Year	Premiums Accumulated At 5% Interest Per Year	0% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			6% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			12% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)
		Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit

1	4,988	33	3,298	250,000	266	3,531	250,000	498	3,763	250,000
2	10,224	3,227	6,492	250,000	3,898	7,163	250,000	4,598	7,863	250,000
3	15,723	6,323	9,588	250,000	7,641	10,906	250,000	9,073	12,338	250,000
4	21,497	9,330	12,595	250,000	11,511	14,776	250,000	13,976	17,241	250,000
5	27,559	12,280	15,545	250,000	15,544	18,809	250,000	19,383	22,648	250,000
6	33,925	15,813	18,425	250,000	20,386	22,998	250,000	25,988	28,600	250,000
7	40,608	19,262	21,221	250,000	25,379	27,338	250,000	33,184	35,143	250,000
8	47,626	22,610	23,916	250,000	30,512	31,818	250,000	41,016	42,322	250,000
9	54,995	25,871	26,524	250,000	35,805	36,458	250,000	49,569	50,222	250,000
10	62,732	29,003	29,003	250,000	41,225	41,225	250,000	58,885	58,885	250,000
15	107,623	43,084	43,084	250,000	71,535	71,535	250,000	122,304	122,304	250,000
20	164,916	53,829	53,829	250,000	107,841	107,841	250,000	229,561	229,561	280,065
25	238,039	60,779	60,779	250,000	153,443	153,443	250,000	411,331	411,331	477,144
30	331,364	59,814	59,814	250,000	212,101	212,101	250,000	715,242	715,242	765,309
35	450,473	47,338	47,338	250,000	291,710	291,710	306,296	1,226,972	1,226,972	1,288,321

(1)
The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2)
The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.

(3)
The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life Assurance Company of New York anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Variable Life Insurance

Male Issue Age 45	Initial Specified Amount	$250,000
Preferred No Nicotine Use Underwriting Risk	Initial Premium and Planned
Death Benefit Option — Increasing	Premium (Payable Annually) (1)	$ 13,000

End of Policy Year	Premiums Accumulated At 5% Interest Per Year	0% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			6% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			12% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)
		Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit

1	13,650	6,836	10,101	260,101	7,497	10,762	260,762	8,159	11,424	261,424
2	27,983	16,725	19,990	269,990	18,678	21,943	271,943	20,713	23,978	273,978
3	43,032	26,401	29,666	279,666	30,293	33,558	283,558	34,508	37,773	287,773
4	58,833	35,861	39,126	289,126	42,355	45,620	295,620	49,672	52,937	302,937
5	75,425	45,099	48,364	298,364	54,875	58,140	308,140	66,337	69,602	319,602
6	92,846	54,766	57,378	307,378	68,521	71,133	321,133	85,308	87,920	337,920
7	111,138	64,194	66,153	316,153	82,644	84,603	334,603	106,103	108,062	358,062
8	130,345	73,370	74,676	324,676	97,248	98,554	348,554	128,969	130,275	380,275
9	150,513	82,283	82,936	332,936	112,386	113,039	363,039	154,116	154,769	404,769
10	171,688	90,912	90,912	340,912	128,072	128,072	378,072	181,770	181,770	431,770
15	294,547	130,478	130,478	380,478	216,551	216,551	466,551	369,922	369,922	619,922
20	451,350	160,575	160,575	410,575	320,695	320,695	570,695	676,510	676,510	926,510
25	651,475	176,571	176,571	426,571	440,100	440,100	690,100	1,180,300	1,180,300	1,430,300
30	906,890	170,026	170,026	420,026	568,066	568,066	818,066	2,003,684	2,003,684	2,253,684
35	1,232,872	126,579	126,579	376,579	689,364	689,364	939,364	3,348,122	3,348,122	3,598,122

(1)
The values illustrated assume that the planned premium of $13,000 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2)
The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.

(3)
The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Variable Life Insurance
Male Issue Age 45	Initial Specified Amount	$250,000
Preferred No Nicotine Use Underwriting Risk	Initial Premium and Planned
Death Benefit Option — Increasing	Premium (Payable Annually) (1)	$ 13,000

End of Policy Year	Premiums Accumulated At 5% Interest Per Year	0% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			6% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			12% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)
		Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit

1	13,650	7,754	11,019	261,019	8,454	11,719	261,719	9,155	12,420	262,420
2	27,983	18,554	21,819	271,819	20,641	23,906	273,906	22,814	26,079	276,079
3	43,032	29,139	32,404	282,404	33,320	36,585	286,585	37,844	41,109	291,109
4	58,833	39,522	42,787	292,787	46,521	49,786	299,786	54,400	57,665	307,665
5	75,425	49,735	53,000	303,000	60,300	63,565	313,565	72,674	75,939	325,939
6	92,846	60,419	63,031	313,031	75,320	77,932	327,932	93,482	96,094	346,094
7	111,138	70,906	72,865	322,865	90,937	92,896	342,896	116,406	118,365	368,365
8	130,345	81,179	82,485	332,485	107,185	108,491	358,491	141,691	142,997	392,997
9	150,513	91,252	91,905	341,905	124,141	124,794	374,794	169,605	170,258	420,258
10	171,688	101,089	101,089	351,089	141,790	141,790	391,790	200,387	200,387	450,387
15	294,547	147,316	147,316	397,316	242,379	242,379	492,379	410,933	410,933	660,933
20	451,350	187,828	187,828	437,828	366,558	366,558	616,558	760,344	760,344	1,010,344
25	651,475	222,327	222,327	472,327	521,548	521,548	771,548	1,348,006	1,348,006	1,598,006
30	906,890	244,967	244,967	494,967	708,186	708,186	958,186	2,327,784	2,327,784	2,577,784
35	1,232,872	252,290	252,290	502,290	930,819	930,819	1,180,819	3,965,538	3,965,538	4,215,538

(1)
The values illustrated assume that the planned premium of $13,000 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2)
The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.

(3)
The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life Assurance Company of New York anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an owner among the investment options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of
-.94%, 5.06%, and 11.06%. The death benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Variable Life Insurance
Male Issue Age 45	Initial Specified Amount	$250,000
Preferred No Nicotine Use Underwriting Risk	Initial Premium and Planned
Death Benefit Option — Return of Premium	Premium (Payable Annually) (1)	$ 4,750

End of Policy Year	Premiums Accumulated At 5% Interest Per Year	0% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			6% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			12% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)
		Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit

1	4,988	0	2,575	254,750	0	2,781	254,750	0	2,987	254,750
2	10,224	1,773	5,038	259,500	2,346	5,611	259,500	2,946	6,211	259,500
3	15,723	4,118	7,383	264,250	5,221	8,486	264,250	6,424	9,689	264,250
4	21,497	6,341	9,606	269,000	8,139	11,404	269,000	10,180	13,445	269,000
5	27,559	8,430	11,695	273,750	11,087	14,352	273,750	14,232	17,497	273,750
6	33,925	11,033	13,645	278,500	14,716	17,328	278,500	19,260	21,872	278,500
7	40,608	13,478	15,437	283,250	18,352	20,311	283,250	24,626	26,585	283,250
8	47,626	15,744	17,050	288,000	21,975	23,281	288,000	30,350	31,656	288,000
9	54,995	17,814	18,467	292,750	25,567	26,220	292,750	36,455	37,108	292,750
10	62,732	19,659	19,659	297,500	29,098	29,098	297,500	42,960	42,960	297,500
15	107,623	25,570	25,570	321,250	46,453	46,453	321,250	84,984	84,984	321,250
20	164,916	20,809	20,809	345,000	58,119	58,119	345,000	147,796	147,796	345,000
25	238,039	*	*	*	53,261	53,261	368,750	248,336	248,336	368,750
30	331,364	*	*	*	5,868	5,868	392,500	428,301	428,301	458,283
35	450,473	*	*	*	*	*	*	737,324	737,324	774,190

*	Premium in addition to the planned premium is required to keep the Policy in effect.
(1)
The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2)
The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.

(3)
The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual policy years. no representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Variable Life Insurance
Male Issue Age 45	Initial Specified Amount	$250,000
Preferred No Nicotine Use Underwriting Risk	Initial Premium and Planned
Death Benefit Option — Return of Premium	Premium (Payable Annually) (1)	$ 4,750

End of Policy Year	Premiums Accumulated At 5% Interest Per Year	0% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			6% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			12% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)
		Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit

1	4,988	28	3,293	254,750	260	3,525	254,750	493	3,758	254,750
2	10,224	3,210	6,475	259,500	3,880	7,145	259,500	4,579	7,844	259,500
3	15,723	6,284	9,549	264,250	7,600	10,865	264,250	9,029	12,294	264,250
4	21,497	9,259	12,524	269,000	11,434	14,699	269,000	13,892	17,157	269,000
5	27,559	12,167	15,432	273,750	15,418	18,683	273,750	19,245	22,510	273,750
6	33,925	15,645	18,257	278,500	20,197	22,809	278,500	25,775	28,387	278,500
7	40,608	19,024	20,983	283,250	25,106	27,065	283,250	32,871	34,830	283,250
8	47,626	22,281	23,587	288,000	30,130	31,436	288,000	40,570	41,876	288,000
9	54,995	25,430	26,083	292,750	35,284	35,937	292,750	48,951	49,604	292,750
10	62,732	28,417	28,417	297,500	40,524	40,524	297,500	58,039	58,039	297,500
15	107,623	40,940	40,940	321,250	68,835	68,835	321,250	118,809	118,809	321,250
20	164,916	48,400	48,400	345,000	100,460	100,460	345,000	219,132	219,132	345,000
25	238,039	49,069	49,069	368,750	136,058	136,058	368,750	392,020	392,020	454,743
30	331,364	34,156	34,156	392,500	171,677	171,677	392,500	682,948	682,948	730,755
35	450,473	*	*	*	207,055	207,055	392,500	1,172,812	1,172,812	1,231,453

*	Premium in addition to the planned premium is required to keep the Policy in effect.
(1)
The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2)
The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.

(3)
The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life Assurance Company of New York anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last Survivor  Variable Life Insurance
Male Issue Age 45 Preferred No Nicotine Use	Initial Specified Amount	$500,000
Female Issue Age 45 Preferred No Nicotine Use	Initial Premium and Planned
Death Benefit Option — Level	Premium (Payable Annually) (1)	$ 4,750

End of Policy Year	Premiums Accumulated At 5% Interest Per Year	0% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			6% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			12% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)
		Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit

1	4,988	701	2,861	500,000	915	3,075	500,000	1,131	3,291	500,000
2	10,224	3,510	5,670	500,000	4,119	6,279	500,000	4,756	6,916	500,000
3	15,723	6,265	8,425	500,000	7,454	9,614	500,000	8,748	10,908	500,000
4	21,497	8,965	11,125	500,000	10,924	13,084	500,000	13,142	15,302	500,000
5	27,559	11,607	13,767	500,000	14,533	16,693	500,000	17,978	20,138	500,000
6	33,925	14,618	16,348	500,000	18,712	20,442	500,000	23,730	25,460	500,000
7	40,608	17,571	18,866	500,000	23,038	24,333	500,000	30,017	31,312	500,000
8	47,626	20,449	21,314	500,000	27,503	28,368	500,000	36,881	37,746	500,000
9	54,995	23,257	23,687	500,000	32,115	32,545	500,000	44,386	44,816	500,000
10	62,732	25,977	25,977	500,000	36,863	36,863	500,000	52,583	52,583	500,000
15	107,623	42,543	42,543	500,000	68,219	68,219	500,000	113,415	113,415	500,000
20	164,916	54,658	54,658	500,000	104,039	104,039	500,000	210,886	210,886	500,000
25	238,039	57,751	57,751	500,000	141,273	141,273	500,000	370,953	370,953	500,000
30	331,364	41,386	41,386	500,000	172,593	172,593	500,000	644,155	644,155	689,246
35	450,473	*	*	*	176,884	176,884	500,000	1,102,361	1,102,361	1,157,479

*	Premium in addition to the planned premium is required to keep the Policy in effect.
(1)
The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2)
The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.

(3)
The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last Survivor Variable Life Insurance
Male Issue Age 45 Preferred No Nicotine Use	Initial Specified Amount	$500,000
Female Issue Age 45 Preferred No Nicotine Use	Initial Premium and Planned
Death Benefit Option — Level	Premium (Payable Annually) (1)	$ 4,750

End of Policy Year	Premiums Accumulated At 5% Interest Per Year	0% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			6% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			12% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)
		Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit

1	4,988	858	3,018	500,000	1,081	3,241	500,000	1,305	3,465	500,000
2	10,224	3,832	5,992	500,000	4,468	6,628	500,000	5,133	7,293	500,000
3	15,723	6,761	8,921	500,000	8,007	10,167	500,000	9,361	11,521	500,000
4	21,497	9,646	11,806	500,000	11,704	13,864	500,000	14,030	16,190	500,000
5	27,559	12,486	14,646	500,000	15,565	17,725	500,000	19,187	21,347	500,000
6	33,925	15,712	17,442	500,000	20,027	21,757	500,000	25,312	27,042	500,000
7	40,608	18,898	20,193	500,000	24,673	25,968	500,000	32,036	33,331	500,000
8	47,626	22,034	22,899	500,000	29,499	30,364	500,000	39,409	40,274	500,000
9	54,995	25,127	25,557	500,000	34,521	34,951	500,000	47,509	47,939	500,000
10	62,732	28,167	28,167	500,000	39,736	39,736	500,000	56,399	56,399	500,000
15	107,623	47,026	47,026	500,000	74,553	74,553	500,000	122,738	122,738	500,000
20	164,916	63,759	63,759	500,000	117,200	117,200	500,000	231,468	231,468	500,000
25	238,039	77,656	77,656	500,000	168,981	168,981	500,000	413,710	413,710	500,000
30	331,364	86,229	86,229	500,000	230,685	230,685	500,000	721,954	721,954	772,491
35	450,473	84,732	84,732	500,000	304,740	304,740	500,000	1,241,650	1,241,650	1,303,733

(1)
The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2)
The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.

(3)
The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life Assurance Company of New York anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last Survivor  Variable Life Insurance
Male Issue Age 45 Preferred No Nicotine Use	Initial Specified Amount	$500,000
Female Issue Age 45 Preferred No Nicotine Use	Initial Premium and Planned
Death Benefit Option — Increasing	Premium (Payable Annually) (1)	$ 13,000

End of Policy Year	Premiums Accumulated At 5% Interest Per Year	0% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			6% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			12% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)
		Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit

1	13,650	8,223	10,383	510,383	8,893	11,053	511,053	9,564	11,724	511,724
2	27,983	18,445	20,605	520,605	20,436	22,596	522,596	22,508	24,668	524,668
3	43,032	28,508	30,668	530,668	32,488	34,648	534,648	36,797	38,957	538,957
4	58,833	38,410	40,570	540,570	45,070	47,230	547,230	52,570	54,730	554,730
5	75,425	48,150	50,310	550,310	58,203	60,363	560,363	69,980	72,140	572,140
6	92,846	58,157	59,887	559,887	72,337	74,067	574,067	89,624	91,354	591,354
7	111,138	68,002	69,297	569,297	87,068	88,363	588,363	111,260	112,555	612,555
8	130,345	77,673	78,538	578,538	102,406	103,271	603,271	135,082	135,947	635,947
9	150,513	87,173	87,603	587,603	118,381	118,811	618,811	161,320	161,750	661,750
10	171,688	96,485	96,485	596,485	135,002	135,002	635,002	190,210	190,210	690,210
15	294,547	144,509	144,509	644,509	234,261	234,261	734,261	393,793	393,793	893,793
20	451,350	185,432	185,432	685,432	355,910	355,910	855,910	731,164	731,164	1,231,164
25	651,475	214,330	214,330	714,330	501,355	501,355	1,001,355	1,291,156	1,291,156	1,791,156
30	906,890	220,368	220,368	720,368	663,071	663,071	1,163,071	2,209,766	2,209,766	2,709,766
35	1,232,872	175,737	175,737	675,737	812,596	812,596	1,312,596	3,697,455	3,697,455	4,197,455

(1)
The values illustrated assume that the planned premium of $13,000 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2)
The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.

(3)
The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of
-.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Variable Life Insurance

Male Issue Age 45 Preferred No Nicotine Use	Initial Specified Amount	$500,000
Female Issue Age 45 Preferred No Nicotine Use	Initial Premium and Planned
Death Benefit Option — Increasing	Premium (Payable Annually) (1)	$ 13,000

End of Policy Year	Premiums Accumulated At 5% Interest Per Year	0% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			6% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			12% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)
		Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit

1	13,650	8,583	10,743	510,743	9,274	11,434	511,434	9,966	12,126	512,126
2	27,983	19,172	21,332	521,332	21,226	23,386	523,386	23,365	25,525	525,525
3	43,032	29,606	31,766	531,766	33,718	35,878	535,878	38,170	40,330	540,330
4	58,833	39,888	42,048	542,048	46,774	48,934	548,934	54,527	56,687	556,687
5	75,425	50,020	52,180	552,180	60,419	62,579	562,579	72,599	74,759	574,759
6	92,846	60,433	62,163	562,163	75,110	76,840	576,840	92,997	94,727	594,727
7	111,138	70,703	71,998	571,998	90,447	91,742	591,742	115,492	116,787	616,787
8	130,345	80,820	81,685	581,685	106,448	107,313	607,313	140,293	141,158	641,158
9	150,513	90,795	91,225	591,225	123,153	123,583	623,583	167,651	168,081	668,081
10	171,688	100,616	100,616	600,616	140,578	140,578	640,578	197,820	197,820	697,820
15	294,547	151,920	151,920	651,920	245,460	245,460	745,460	411,470	411,470	911,470
20	451,350	198,711	198,711	698,711	377,590	377,590	877,590	769,414	769,414	1,269,414
25	651,475	240,873	240,873	740,873	545,029	545,029	1,045,029	1,373,978	1,373,978	1,873,978
30	906,890	275,692	275,692	775,692	753,202	753,202	1,253,202	2,388,538	2,388,538	2,888,538
35	1,232,872	297,199	297,199	797,199	1,006,343	1,006,343	1,506,343	4,087,884	4,087,884	4,587,884

(1)
The values illustrated assume that the planned premium of $13,000 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2)
The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.

(3)
The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life Assurance Company of New York anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last Survivor  Variable Life Insurance

Male Issue Age 45 Preferred No Nicotine Use	Initial Specified Amount	$500,000
Female Issue Age 45 Preferred No Nicotine Use	Initial Premium and Planned
Death Benefit Option — Return of Premium	Premium (Payable Annually) (1)	$ 4,750

End of Policy Year	Premiums Accumulated At 5% Interest Per Year	0% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			6% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)			12% Assumed Hypothetical Gross Annual Investment Return with Maximum Charges (2)(3)
		Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit

1	4,988	701	2,861	504,750	915	3,075	504,750	1,131	3,291	504,750
2	10,224	3,509	5,669	509,500	4,119	6,279	509,500	4,755	6,915	509,500
3	15,723	6,264	8,424	514,250	7,453	9,613	514,250	8,746	10,906	514,250
4	21,497	8,962	11,122	519,000	10,921	13,081	519,000	13,139	15,299	519,000
5	27,559	11,601	13,761	523,750	14,526	16,686	523,750	17,971	20,131	523,750
6	33,925	14,607	16,337	528,500	18,700	20,430	528,500	23,716	25,446	528,500
7	40,608	17,552	18,847	533,250	23,017	24,312	533,250	29,994	31,289	533,250
8	47,626	20,419	21,284	538,000	27,469	28,334	538,000	36,843	37,708	538,000
9	54,995	23,210	23,640	542,750	32,062	32,492	542,750	44,327	44,757	542,750
10	62,732	25,907	25,907	547,500	36,783	36,783	547,500	52,491	52,491	547,500
15	107,623	42,173	42,173	571,250	67,775	67,775	571,250	112,876	112,876	571,250
20	164,916	53,228	53,228	595,000	102,255	102,255	595,000	208,600	208,600	595,000
25	238,039	52,873	52,873	618,750	134,996	134,996	618,750	362,400	362,400	618,750
30	331,364	26,187	26,187	642,500	152,420	152,420	642,500	621,424	621,424	664,924
35	450,473	*	*	*	115,742	115,742	642,500	1,064,276	1,064,276	1,117,490

*	Premium in addition to the planned premium is required to keep the Policy in effect.
(1)
The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2)
The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.

(3)
The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last Survivor  Variable Life Insurance

Male Issue Age 45 Preferred No Nicotine Use	Initial Specified Amount	$500,000
Female Issue Age 45 Preferred No Nicotine Use	Initial Premium and Planned
Death Benefit Option — Return of Premium	Premium (Payable Annually) (1)	$ 4,750

End of Policy Year	Premiums Accumulated At 5% Interest Per Year	0% Assumed Hypothetical Gross Annual Investment Return with Current Charges (2)(3)			6% Assumed Hypothetical Gross Annual Investment Return with Current Charges (2)(3)			12% Assumed Hypothetical Gross Annual Investment Return with Current Charges (2)(3)
		Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit	Surrender Value	Cash Value	Death Benefit

1	4,988	858	3,018	504,750	1,081	3,241	504,750	1,305	3,465	504,750
2	10,224	3,832	5,992	509,500	4,468	6,628	509,500	5,133	7,293	509,500
3	15,723	6,761	8,921	514,250	8,007	10,167	514,250	9,361	11,521	514,250
4	21,497	9,645	11,805	519,000	11,703	13,863	519,000	14,030	16,190	519,000
5	27,559	12,485	14,645	523,750	15,564	17,724	523,750	19,186	21,346	523,750
6	33,925	15,710	17,440	528,500	20,026	21,756	528,500	25,310	27,040	528,500
7	40,608	18,895	20,190	533,250	24,670	25,965	533,250	32,033	33,328	533,250
8	47,626	22,029	22,894	538,000	29,494	30,359	538,000	39,404	40,269	538,000
9	54,995	25,120	25,550	542,750	34,513	34,943	542,750	47,500	47,930	542,750
10	62,732	28,156	28,156	547,500	39,723	39,723	547,500	56,384	56,384	547,500
15	107,623	46,945	46,945	571,250	74,458	74,458	571,250	122,625	122,625	571,250
20	164,916	63,423	63,423	595,000	116,786	116,786	595,000	230,945	230,945	595,000
25	238,039	76,560	76,560	618,750	167,573	167,573	618,750	411,804	411,804	618,750
30	331,364	82,781	82,781	642,500	226,114	226,114	642,500	717,796	717,796	768,041
35	450,473	75,431	75,431	642,500	291,760	291,760	642,500	1,234,639	1,234,639	1,296,371

(1)
The values illustrated assume that the planned premium of $4,750 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2)
The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient surrender value.

(3)
The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life Assurance Company of New York anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Options. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -.94%, 5.06%, and 11.06%. The Death Benefit and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Financial Statements

Six months ended June 29, 2002
(Unaudited)

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Six months ended June 29, 2002

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Balance Sheets

(Dollar amounts in millions, except per share amounts)
(Unaudited)

	June 29, 2002	December 31, 2001
Assets
Investments:
Fixed maturities available-for-sale, at fair value	$3,122.5	$2,686.3
Equity securities available-for-sale, at fair value	39.2	45.5
Mortgage loans, net of valuation allowance of $2.6 at June 29, 2002 and December 31, 2001	327.1	338.6
Policy loans	1.4	1.3
Short-term investments	—	5.0

Total investments	3,490.2	3,076.7

Cash and cash equivalents	44.6	3.5
Accrued investment income	58.8	69.1
Deferred acquisition costs	143.0	192.9
Intangible assets	142.7	155.2
Other assets	59.3	266.5
Deferred tax assets	15.4	—
Reinsurance recoverable	10.0	8.2
Separate account assets	81.4	73.1

Total assets	$4,045.4	$3,845.2

Liabilities and Shareholder’s Interest
Liabilities:
Future annuity and contract benefits	$3,250.1	$2,983.7
Liability for policy and contract claims	87.7	73.7
Unearned premiums	46.1	47.4
Other policyholder liabilities	36.5	70.6
Accounts payable and accrued expenses	93.9	138.2
Deferred tax liabilities	—	2.9
Separate account liabilities	81.4	73.1

Total liabilities	3,595.7	3,389.6

Shareholder’s interest:
Net unrealized investment losses	(27.1)	(2.7)

Accumulated non-owner changes in equity	(27.1)	(2.7)
Common stock ($1,000 par value, 2,000 shares authorized, issued and outstanding)	2.0	2.0
Additional paid-in capital	387.6	387.6
Retained earnings	87.2	68.7

Total shareholder’s interest	449.7	455.6

Total liabilities and shareholder’s interest	$4,045.4	$3,845.2

See accompanying notes to financial statements.

F-1

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Statements of Income

(Dollar amounts in millions)
(Unaudited)

	Six Months Ended
	June 29, 2002	June 30, 2001
Revenues:
Net investment income	$108.5	$93.0
Premiums	109.0	82.6
Net realized investment gains	7.4	9.1
Other income	0.5	1.0

Total revenues	225.4	185.7

Benefits and expenses:
Benefits and other changes in policy reserves	104.8	71.6
Interest credited	63.8	51.7
Commissions	29.9	32.4
General expenses	19.0	13.1
Amortization of intangibles, net	8.6	14.0
Change in deferred acquisition costs, net	(29.0)	(27.5)

Total benefits and expenses	197.1	155.3

Income before income taxes	28.3	30.4
Provision for income taxes	9.8	11.1

Net income	$18.5	$19.3

See accompanying notes to financial statements.

F-2

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Statements of Shareholder’s Interest

(Dollar amounts in millions, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Non-owner Changes In Equity	Retained Earnings	Total Shareholder’s Interest
	Shares	Amount
Balances at December 31, 1999	2,000	$2.0	$259.4	$(32.5)	$(3.3)	$225.6

Changes other than transactions with shareholder:
Net income	—	—	—	—	25.0	25.0
Net unrealized gains on investment securities (a)	—	—	—	62.2	—	62.2

Total changes other than transactions with shareholder						87.2
Non-cash capital contribution	—	—	83.2	—	—	83.2

Balances at December 31, 2000	2,000	2.0	342.6	29.7	21.7	396.0

Changes other than transactions with shareholder:
Net income	—	—	—	—	47.0	47.0
Net unrealized losses on investment securities (a)	—	—	—	(32.4)	—	(32.4)

Total changes other than transactions with shareholder	—	—			—	14.6
Capital contribution	—	—	45.0			45.0

Balances at December 31, 2001	2,000	2.0	387.6	(2.7)	68.7	455.6
Changes other than transactions with shareholder:
Net income	—	—	—	—	18.5	18.5
Net unrealized losses on investment securities (a)	—	—	—	(24.4)	—	(24.4)

Total changes other than transactions with shareholder					—	(5.9)

Balances at June 29, 2002 (unaudited)	2,000	$2.0	$387.6	$(27.1)	$87.2	$449.7

(a)	Presented net of deferred taxes of $12.9 million, $13.9 million, and $(33.5) million in 2002, 2001, and 2000 respectively.

See accompanying notes to financial statements.

F-3

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Statements of Cash Flows

(Dollar amounts in millions)
(Unaudited)

	Six Months Ended
	June 29, 2002	June 30, 2001
Cash flows from operating activities:
Net income	$18.5	$19.3

Adjustments to reconcile net income to net cash provided by operating activities:
Change in reserves	104.6	83.4
Other — net	118.1	127.4

Total adjustments	222.7	210.8

Net cash provided by operating activities	241.2	230.1

Cash flows from investing activities:
Short-term investing activities, net	5.0	74.0
Proceeds from sales and maturities of investments in securities	576.4	418.9
Purchases of securities	(955.0)	(833.1)
Mortgage and policy loan originations	(24.4)	(16.7)
Principal collected on mortgage and policy loans	35.9	12.9

Net cash used in investing activities	(362.1)	(344.0)

Cash flows from financing activities:
Proceeds from issuance of investment contracts	299.0	260.6
Redemption and benefit payments on investment contracts	(137.0)	(100.5)

Net cash provided by financing activities	162.0	160.1

Net increase in cash and cash equivalents	41.1	46.2

Cash and cash equivalents at beginning of period	3.5	2.0

Cash and cash equivalents at end of period	$44.6	$48.2

See accompanying notes to financial statements.

F-4

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements

(Unaudited)

1.	The accompanying financial statements include the historical operations and accounts of GE Capital Life Assurance Company of New York (“GECLA-NY” or “the Company”).

GE Capital Life Assurance Company of New York is a wholly owned subsidiary of General Electric Capital Assurance Company (“GE Capital Assurance”), which, in turn, is wholly owned by GE Financial Assurance Holdings, Inc. (“GE Financial Assurance”). All the outstanding common stock of GE Financial Assurance is owned by General Electric Capital Corporation (“GE Capital), a wholly owned subsidiary of General Electric Capital Services, Inc., which in turn is wholly owned, directly or indirectly, by General Electric Company (“GE”).

These financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts may have been reclassified to conform to the current year presentation.

These financial statements are unaudited. These statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The results reported in these financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included herein should be read in conjunction with the audited financial statements and related notes contained in the Company’s audited financial statements for the year ended December 31, 2001.

2.
The Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) 142, Goodwill and Other Intangible Assets, generally became effective on January 1, 2002. Under SFAS 142, goodwill is no longer amortized but is tested for impairment using a fair value methodology.

The Company ceased amortizing goodwill effective January 1, 2002. Non tax-deductible goodwill amortization expense for the six months ended June 30, 2001, was $1.2 million. The effect on earnings of excluding such goodwill amortization expense from the first six months of 2001 follows:

	Six Months Ended
(In millions)	June 29, 2002	June 30, 2001
Net Income	$18.5	$19.3

Net Income excluding 2001 goodwill amortization	$18.5	$20.5

Under SFAS 142, the Company was required to test all existing goodwill for impairment as of January 1, 2002, on a “reporting unit” basis. A reporting unit is an operating segment unless, at businesses one level below that operating segment (the “component” level), discrete financial information is prepared and regularly reviewed by management, in which case such component is the reporting unit. SFAS 142 requires that two or more component-level reporting units with similar economic characteristics be combined into a single reporting unit.

A fair value approach is used to test goodwill for impairment. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair values of reporting units and the related implied fair value of their respective goodwill were established using discounted cash flows. When available and as appropriate, comparative market multiples were used to corroborate results of the discounted cash flows. The result of testing goodwill of the Company for impairment in accordance with SFAS 142, as of January 1, 2002, was no goodwill impairment charge.

F-5

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued

(Unaudited)

	At June 29, 2002		At December 31, 2001
Intangibles Subject to Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
(In millions)
Present Value of Future Profits (“PVFP”)	$149.8	$(50.4)	$178.6	$(47.0)

Amortization expense related to intangible assets, excluding goodwill, for the first six months of 2002 and 2001 was $8.6 million and $12.8 million, respectively. The estimated percentage of the December 31, 2001 net PVFP balance before the effect of unrealized investment gains or losses, to be amortized over each of the next five years is as follows:

2002	7.8%
2003	9.1%
2004	9.1%
2005	9.2%
2006	9.3%

Amortization expense for PVFP in future periods will be affected by acquisitions, realized capital gains/losses or other factors affecting the ultimate amount of gross profits realized from certain lines of business. Similarly, future amortization expense for other intangibles will depend on future acquisitions, dispositions and other business transactions.

F-6

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Financial Statements

Year ended December 31, 2001

(With Independent Auditors’ Report Thereon)

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

December 31, 2001

Independent Auditors’ Report

The Board of Directors
GE Capital Life Assurance Company of New York:

We have audited the accompanying balance sheets of GE Capital Life Assurance Company of New York as of December 31, 2001 and 2000, and the related statements of income, shareholder’s interest, and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GE Capital Life Assurance Company of New York as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Richmond, Virginia
January 15, 2002

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

BALANCE SHEETS
(Dollar amounts in millions, except per share amounts)

	December 31,
	2001	2000
ASSETS
Investments:
Fixed maturities available-for-sale, at fair value	$2,686.3	$2,079.7
Equity Securities available-for-sale, at fair value	45.5	4.6
Mortgage loans, net of valuation allowance of $2.6 and $1.9 at December 31, 2001 and 2000, respectively	338.6	329.8
Policy loans	1.3	1.3
Short-term investments	5.0	74.0

Total investments	3,076.7	2,489.4

Cash and cash equivalents	3.5	2.0
Accrued investment income	69.1	50.6
Deferred acquisition costs	192.9	122.4
Intangible assets	155.2	175.0
Other assets	266.5	15.6
Reinsurance recoverable	8.2	5.6
Separate account assets	73.1	61.1

Total assets	$3,845.2	$2,921.7

LIABILITIES AND SHAREHOLDER’S INTEREST
Liabilities:
Future annuity and contract benefits	$2,983.7	$2,294.4
Liability for policy and contract claims	73.7	57.7
Unearned premiums	47.4	40.5
Other policyholder liabilities	70.6	40.3
Accounts payable and accrued expenses	138.2	17.9
Deferred tax liability	2.9	13.8
Separate account liabilities	73.1	61.1

Total liabilities	3,389.6	2,525.7

Shareholder’s interest:
Net unrealized investment gains (losses)	(2.7)	29.7

Accumulated non-owner changes in equity	(2.7)	29.7
Common stock ($1,000 par value, 2,000 shares authorized, issued and outstanding)	2.0	2.0
Additional paid-in capital	387.6	342.6
Retained earnings	68.7	21.7

Total shareholder’s interest	455.6	396.0

Total liabilities and shareholder’s interest	$3,845.2	$2,921.7

See accompanying notes to financial statements.

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

STATEMENTS OF INCOME
(Dollar amounts in millions)

	Years Ended December 31,
	2001	2000	1999
Revenues:
Net investment income	$195.8	$155.5	$126.0
Premiums	188.6	113.7	79.1
Net realized investment gains (losses)	22.2	(1.1)	0.3
Other income	1.3	3.0	3.4

Total revenues	407.9	271.1	208.8

Benefits and expenses:
Benefits and other changes in policy reserves	155.5	104.4	78.4
Interest credited	113.5	87.9	69.3
Commissions	79.0	50.6	28.1
General expenses	30.3	23.1	19.6
Amortization of intangibles, net	11.8	9.3	6.1
Change in deferred acquisition costs, net	(56.5)	(43.7)	(23.3)

Total benefits and expenses	333.6	231.6	178.2

Income before income taxes	74.3	39.5	30.6
Provision for income taxes	27.3	14.5	12.5

Net income	$47.0	$25.0	$18.1

See accompanying notes to financial statements.

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

STATEMENTS OF SHAREHOLDER’S INTEREST
(Dollar amounts in millions, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Non-owner Changes In Equity	Total Retained Earnings (Deficit)	Shareholder’s Interest
	Shares	Amount
Balances at January 1, 1999	2,000	$2.0	$259.4	$7.1	$(4.9)	$263.6
Changes other than transactions with shareholder:
Net income	—	—	—	—	18.1	18.1
Net unrealized losses on investment securities (a)	—	—	—	(39.6)	—	(39.6)

Total changes other than transactions with shareholder						(21.5)

Dividends declared	—	—	—	—	(16.5)	(16.5)

Balances at December 31, 1999	2,000	2.0	259.4	(32.5)	(3.3)	225.6
Changes other than transactions with shareholder:
Net income	—	—	—	—	25.0	25.0
Net unrealized gains on investment securities (a)	—	—	—	62.2	—	62.2

Total changes other than transactions with shareholder						87.2
Non-cash capital contribution	—	—	83.2	—	—	83.2

Balances at December 31, 2000	2,000	2.0	342.6	29.7	21.7	396.0
Changes other than transactions with shareholder:
Net income	—	—	—	—	47.0	47.0
Net unrealized losses on investment securities (a)	—	—	—	(32.4)	—	(32.4)

Total changes other than transactions with shareholder						14.6
Capital contribution	—	—	45.0	—	—	45.0

Balances at December 31, 2001	2,000	$2.0	$387.6	$(2.7)	$68.7	$455.6

(a)	Presented net of deferred taxes of $13.9, $(33.5) and $21.3 million in 2001, 2000, and 1999, respectively.

See accompanying notes to financial statements.

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS
(Dollar amounts in millions)

	Years Ended December 31,
	2001	2000	1999
Cash flows from operating activities:
Net income	$47.0	$25.0	$18.1
Adjustments to reconcile net income to net cash provided by operating activities:
Change in reserves	194.5	274.6	117.6
Charges assessed to policyholders	0.2	(0.1)	—
Net realized investment (gain) loss	(22.2)	1.1	(0.3)
Amortization of investment premiums and discounts	(1.4)	(3.1)	(0.7)
Amortization of intangibles	11.8	9.4	6.1
Deferred income tax provision (benefit)	14.2	5.1	(1.2)
Change in certain assets and liabilities:
(Increase) decrease in:
Accrued investment income	(18.5)	(13.5)	(6.5)
Deferred acquisition costs, net	(56.5)	(43.7)	(23.3)
Other assets, net	(248.4)	2.7	(8.8)
Increase (decrease) in:
Other policyholder related balances	37.4	(0.2)	20.8
Policy and contract claims	16.0	36.3	7.2
Accounts payable and accrued expenses	117.9	29.8	1.6

Total adjustments	45.0	298.4	112.5

Net cash provided by operating activities	92.0	323.4	130.6

Cash flows from investing activities:
Short-term investing activities, net	69.0	(74.0)	—
Proceeds from sales and maturities of investments in securities	1,276.3	247.8	408.2
Purchase of securities	(1,965.6)	(444.3)	(567.5)
Mortgage and policy loan originations	(34.2)	(88.5)	(93.8)
Principal collected on mortgage and policy loans	24.5	24.3	19.0
Acquisition, net of cash	—	(246.4)	—

Net cash used in investing activities	(630.0)	(581.1)	(234.1)

Cash flows from financing activities:
Proceeds from issuance of investment contracts	717.3	488.4	287.1
Redemption and benefit payments on investment contracts	(222.8)	(233.0)	(177.6)
Capital contribution	45.0	—	—
Dividends paid to shareholder	—	—	(16.5)

Net cash provided by financing activities	539.5	255.4	93.0

Net increase (decrease) in cash and cash equivalents	1.5	(2.3)	(10.5)
Cash and cash equivalents at beginning of year	2.0	4.3	14.8

Cash and cash equivalents at end of year	$3.5	$2.0	$4.3

See accompanying notes to financial statements.

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements
December 31, 2001, 2000, and 1999
(Dollar amounts in millions)

(1)  Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements include the historical operations and accounts of GE Capital Life Assurance Company of New York (“GECLA-NY” or “the Company”). The Company is a wholly-owned subsidiary of General Electric Capital Assurance Company (“GE Capital Assurance”), which, in turn, is wholly-owned by GE Financial Assurance Holdings, Inc. (“GE Financial Assurance”). GE Financial Assurance is wholly-owned, directly or indirectly, by General Electric Company.

Basis of Presentation

These financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts may have been reclassified to conform to the current year presentation.

Products

The Company sells a variety of insurance and investment-related products. Its operations are in two business segments: (i) Wealth Accumulation and Transfer, and (ii) Lifestyle Protection and Enhancement.

Wealth Accumulation and Transfer products are investment vehicles and insurance contracts intended to increase the policyholder’s wealth, transfer wealth to beneficiaries or provide a means for replacing the income of the insured in the event of premature death. The Company’s principal product lines under the Wealth Accumulation and Transfer segment are deferred annuities, structured settlements, immediate annuities, and variable annuities.

Lifestyle Protection and Enhancement products are products intended to protect accumulated wealth and income from the financial drain of unforeseen events. The Company’s principal product line under the Lifestyle Protection and Enhancement segment is long-term care insurance.

The Company markets and sells products in the State of New York through financial institutions and various agencies. During 2001, 2000 and 1999, 87%, 82%, and 92%, respectively, of product sales were distributed through five financial institutions, including one financial institution, which accounted for 59%, 51%, and 60%, respectively, of total product sales.

Revenues

Investment income is recorded when earned. Realized investment gains and losses are calculated on the basis of specific identification. Premiums on long-duration insurance products are recognized as earned when due or, in the case of life contingent immediate annuities, when the contracts are issued. Premiums received under annuity contracts without significant mortality risk are not reported as revenues but as liabilities for future annuity and contract benefits. Variable product fees are charged to variable annuity policyholders based upon the daily net assets of the policyholders’ account values and are recognized as revenue when charged. Other income consists primarily of surrender charges on certain policies. Surrender charges are recognized as income when the policy is surrendered.

Cash Equivalents

Certificates and other time deposits with original maturities of less than 90 days are considered cash equivalents in the Balance Sheets and Statements of Cash Flows. Items with maturities greater than 90 days are included in short term investments.

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Consolidated Financial Statements — Continued
December 31, 2001, 2000 and 1999
(Dollar amounts in millions)

Investment Securities

The Company has designated its fixed maturities (bonds and notes) and its equity securities (non-redeemable preferred stock) as available-for-sale. The fair value for regularly traded fixed maturities and equity securities is based on quoted market prices. For fixed maturities not regularly traded, fair values are estimated using values obtained from independent pricing services or are estimated by discounting expected future cash flows using a current market rate applicable to the credit quality, industry sector, call features and maturity of the investments, as applicable.

Changes in the fair values of investments available-for-sale, net of the effect on deferred policy acquisition costs, present value of future profits, and deferred federal income taxes, are reflected as unrealized investment gains or losses in a separate component of shareholder’s interest and, accordingly, have no effect on net income. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of market decline, and the financial health of the specific prospects for the issuer. Unrealized losses that are considered other than temporary are recognized in earnings through an adjustment to the amortized cost basis of the underlying securities. The Company engages in certain securities lending transactions, which require the borrower to provide collateral, primarily consisting of cash and government securities, on a daily basis, in amounts equal to or exceeding 102% of the market value of the applicable securities loaned.

Investment income on mortgage and asset-backed securities is initially based upon yield, cash flow and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective method, whereby the amortized cost of the securities is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to investment income.

Mortgage and policy loans are stated at the unpaid principal balance of such loans, net of allowances for estimated uncollectible amounts. The allowance for losses is determined primarily on the basis of management’s best estimate of probable losses, including specific allowances for known troubled loans, if any.

Short-term investments, if any are stated at amortized cost which appreciates fair value. Equity securities (including seed money for new mutual fund portfolios) are stated at fair value.

Intangible Assets

(a)  Present Value of Future Profits

In conjunction with the acquisitions of life insurance companies, a portion of the purchase price is assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called the present value of future profits (“PVFP”), represents the actuarially determined present value of the projected future cash flows from the acquired policies.

PVFP is amortized, net of accreted interest, in a manner similar to the amortization of deferred acquisition costs. Interest accretes at rates accredited to policyholders on underlying contracts.

Recoverability of PVFP is evaluated periodically by comparing the current estimate of expected future gross profits to the unamortized asset balance. If such comparison indicates that the expected gross profits will not be sufficient to recover PVFP, the difference is charged to expense.

(b) Goodwill

Goodwill is amortized over its estimated period of benefit on the straight-line method. No amortization period exceeds 25 years. Goodwill in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value.

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Consolidated Financial Statements — Continued
December 31, 2001, 2000 and 1999
(Dollar amounts in millions)

Deferred Acquisition Costs

Acquisition costs include costs and expenses that vary with and are primarily related to the acquisition of insurance and investment contracts. Deferred acquisition costs capitalized are determined by actual costs and expenses incurred by product in the year of issue. Such costs are amortized as follows:

For investment contracts, amortization of deferred acquisition cost is based on the present value of the anticipated gross profits resulting from investments, interest credited, surrender charges and other policy changes, mortality and maintenance expenses. For insurance contracts, the acquisition costs are amortized in relation to the estimated benefit payments or the present value of expected future premiums.

Deferred acquisition costs are reviewed to determine if they are recoverable from future income, including investment income, and, if not considered recoverable, are charged to expense.

Federal Income Taxes

The Company is included with GE Capital Assurance in a consolidated life insurance federal income tax return. Deferred taxes are allocated by applying the asset and liability method of accounting for deferred income taxes to members of the group as if each member was a separate taxpayer. Intercompany balances are settled at least annually.

Reinsurance

Premium revenue, benefits, underwriting, acquisition and insurance expenses are reported net of the amounts relating to reinsurance ceded to other companies, except for reinsurance costs for universal life products. Amounts due from reinsurers for incurred and estimated future claims are reflected in the reinsurance recoverable asset. The cost of reinsurance is accounted for over the terms of the related treaties using assumptions consistent with those used to account for the underlying reinsured policies.

Future Annuity and Contract Benefits

Future annuity and contract benefits consist of the liability for life insurance policies, accident and health, and deferred annuity contracts. Investment contract liabilities are generally equal to the policyholder’s current account value. The liability for insurance and accident and health contracts is calculated based upon actuarial assumptions as to mortality, morbidity, interest, expense and withdrawals with experience adjustments for adverse deviation where appropriate.

Liability for Policy and Contract Claims

The liability for policy and contract claims represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The estimated liability includes requirements for future payments of (a) claims that have been reported to the insurer, (b) estimated claims related to insured events that have occurred but that have not been reported to the insurer, as of the date the liability is estimated, and (c) claim adjustment expenses. Claim adjustment expenses include costs incurred in the claim settlement process such as legal fees and costs to record, process, and adjust claims.

Separate Accounts

The separate account assets and liabilities represent funds held, and the related liabilities for, the exclusive benefit of the variable annuity contract owners. The Company receives mortality risk fees and administration charges from the variable mutual fund portfolios. The separate account assets are carried at fair value and are equivalent to the liabilities that represent the policyholders’ equity in those assets.

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Consolidated Financial Statements — Continued
December 31, 2001, 2000 and 1999
(Dollar amounts in millions)

Accounting Pronouncement Not Yet Adopted

SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, modify the accounting for business combinations, goodwill and identifiable intangible assets. As of January 1, 2002, all goodwill and indefinite-lived intangible assets must be tested for impairment, and, if necessary, a transition adjustment will be recognized. Management has not yet determined the exact amount of goodwill impairment under these new standards, if any. Amortization of goodwill will cease as of January 1, 2002, and thereafter, all goodwill and any indefinite-lived intangible assets must be tested at least annually for impairment. The effect of the non-amortization provisions on 2002 operations will be affected by 2002 acquisitions, if any, and cannot be forecast, but if these rules had applied to goodwill in 2001, management believes that full-year 2001 net earnings would have increased by approximately $3.4.

(2)  Investment Securities

General

For the years ended December 31, the sources of investment income of the Company were as follows:

	2001	2000	1999
Fixed maturities	$171.4	$133.8	$109.1
Mortgage and policy loans	26.3	23.2	17.8

Gross investment income	197.7	157.0	126.9
Investment expenses	(1.9)	(1.5)	(0.9)

Net investment income	$195.8	$155.5	$126.0

For the years ended December 31, sales proceeds and gross realized investment gains and losses resulting from the sales of investment securities available-for-sale were as follows:

	2001	2000	1999
Sales proceeds	$996.2	$57.1	$143.0

Gross realized investment:
Gains	34.2	2.3	1.1
Losses	(12.0)	(3.4)	(0.8)

Net realized investment gains (losses)	$22.2	$(1.1)	$0.3

The additional proceeds from investments presented in the Company’s Statements of Cash Flows result from principal collected on mortgage and asset-backed securities, maturities, calls and sinking fund payments.

Net unrealized gains and losses on investment securities classified as available-for-sale are reflected as a separate component of shareholder’s interest at December 31 are summarized as follows:

	2001	2000	1999
Net unrealized gains (losses) on fixed maturities available-for-sale before adjustments	$(18.4)	$47.3	$(78.3)
Net unrealized gains (losses) on equity securities available-for-sale before adjustments	(0.4)	—	—
Adjustments to the present value of future profits and deferred acquisition costs	14.4	(1.6)	28.3
Deferred income taxes	1.7	(16.0)	17.5

Net unrealized gains (losses) on available-for-sale investment securities	$(2.7)	$29.7	$(32.5)

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued
December 31, 2001, 2000 and 1999
(Dollar amounts in millions)

The change in the net unrealized gains (losses) on investment securities reported in accumulated non-owner changes in equity is as follows:

	2001	2000	1999
Net unrealized gain (loss) on investment securities — beginning of year	$29.7	$(32.5)	$7.1
Unrealized gains (losses) on investment securities — net of deferred taxes of $6.1, $(33.1), and $21.2	(18.0)	61.5	(39.4)
Reclassification adjustments — net of deferred taxes of $7.8, $(0.4) and $0.1	(14.4)	0.7	(0.2)

Net unrealized gain (loss) on investment securities — end of year	$(2.7)	$29.7	$(32.5)

At December 31, the amortized cost, gross unrealized gains and losses, and fair values of the Company’s fixed maturities and equity securities available-for-sale were as follows:

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government and agency	$79.3	$0.5	$(5.5)	$74.3
Non U.S. government	4.5	—	(0.1)	4.4
Non. U.S. corporate	167.1	4.0	(7.6)	163.5
U.S. corporate	1,506.2	24.0	(54.4)	1,475.8
Mortgage backed	441.6	9.1	(0.7)	450.0
Asset backed	506.0	13.3	(1.0)	518.3

Total fixed maturities	2,704.7	50.9	(69.3)	2,686.3

Non-redeemable preferred stock	45.9	0.4	(0.8)	45.5

Total available-for-sale securities	$2,750.6	$51.3	$(70.1)	$2,731.8

2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government and agency	$53.4	$0.1	$—	$53.5
Non U.S. government	5.1	0.3	—	5.4
Non. U.S. corporate	168.4	4.2	—	172.6
U.S. corporate	1,184.1	8.5	—	1,192.6
Mortgage backed	286.4	17.5	—	303.9
Asset backed	335.0	16.7	—	351.7

Total fixed maturities	2,032.4	47.3	—	2,079.7

Non-redeemable preferred stock	4.6	—	—	4.6

Total available-for-sale securities	$2,037.0	$47.3	$—	$2,084.3

The scheduled maturity distribution of the fixed maturity portfolio at December 31, 2001 follows. Expected maturities may differ from scheduled contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued
December 31, 2001, 2000 and 1999
(Dollar amounts in millions)

	Amortized Cost	Fair Value
Due in one year or less	$11.9	$11.9
Due after one year through five years	299.9	306.2
Due after five years through ten years	703.8	703.9
Due after ten years	741.5	696.0

Subtotal	1,757.1	1,718.0
Mortgage backed securities	441.6	450.0
Asset backed securities	506.0	518.3

Totals	$2,704.7	$2,686.3

At December 31, 2001, $131.6 of the Company’s investments (excluding mortgage and asset-backed securities) were subject to certain call provisions.

As required by law, the Company has investments on deposit with governmental authorities and banks for the protection of policyholders of $1.1 at December 31, 2001 and $0.5 at December 31, 2000.

At December 31, 2001, approximately 23.0% and 15.9% of the Company’s investment portfolio is comprised of securities issued by the manufacturing and utility industries, respectively, the vast majority of which are rated investment grade and which are senior secured bonds. No other industry group comprises more than 10% of the Company’s investment portfolio. This portfolio is widely diversified among various geographic regions in the United States and is not dependent on the economic stability of one particular region.

At December 31, 2001, the Company did not hold any fixed maturity securities, other than securities issued or guaranteed by the U.S. government, which exceeded 10% of shareholder’s interest.

The credit quality of the fixed maturity portfolio at December 31 follows. The categories are based on the higher of the ratings published by Standard & Poors or Moody’s.

	2001		2000
	Fair Value	Percent	Fair Value	Percent
Agencies and treasuries	$129.7	4.8%	$264.8	12.7%
AAA/Aaa	863.1	32.1	500.3	24.1
AA/Aa	221.0	8.2	221.5	10.7
A/A	566.5	21.1	457.2	22.0
BBB/Baa	608.6	22.7	412.3	19.8
BB/Ba	47.1	1.8	29.7	1.4
B/B	2.0	0.1	11.0	0.5
CCC	14.2	0.5	1.7	0.1
Not rated	234.1	8.7	181.2	8.7

Totals	$2,686.3	100.0%	$2,079.7	100.0%

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued
December 31, 2001, 2000 and 1999
(Dollar amounts in millions)

Bonds with ratings ranging from AAA/Aaa to BBB-/Baa3 are generally regarded as investment grade securities. Some agencies and treasuries (that is, those securities issued by the United States government or an agency thereof) are not rated, but all are considered to be investment grade securities. Finally, certain securities, such as private placements, have not been assigned a rating by any rating service and are therefore categorized as “not rated.” This has neither positive nor negative implications regarding the value of the security.

At December 31, 2001 and 2000, there were fixed maturities in default (issuer has missed a coupon payment or entered bankruptcy) with a fair value of $6.0 and $1.7, respectively.

Mortgage Loans

At December 31, 2001 and 2000, the Company’s mortgage loan portfolio consisted of first mortgage loans on commercial real estate properties of 189 and 221, respectively. The loans, which are originated by the Company through a network of mortgage bankers, are made on completed, leased properties and generally have a maximum loan-to-value ratio of 75% at the date of origination.

At December 31, 2001 and 2000, respectively, the Company held $73.0 and $81.8 in mortgages secured by real estate in California, comprising 21.4% and 24.8% of the respective total mortgage portfolio. For the years ended December 31, 2001, 2000, 1999, respectively, the Company originated $9.3, $12.8 and $38.3 of mortgages secured by real estate in California, which represent 27.1%, 14.7% and 40.9% and of the respective total originations for those years.

The following table presents the activity in the allowance for losses during the years ended December 31:

	2001	2000	1999
Balance at January 1	$1.9	$1.3	$0.9
Provision charged to operations	0.7	0.6	0.4

Balance at December 31	$2.6	$1.9	$1.3

As of December 31, 2001 and 2000, the Company was committed to fund $7.1 and $2.0, respectively, in mortgage loans.

“Impaired” loans are defined under U.S. GAAP as loans for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan agreement. That definition excludes, among other things, leases or large groups of smaller-balance homogeneous loans, and therefore applies principally to the Company’s commercial loans. There were no impaired loans at December 31, 2001 and 2000.

(3)  Deferred Acquisition Costs

Activity impacting deferred acquisition costs for the years ended December 31, was as follows:

	2001	2000	1999
Unamortized balance at January 1	$123.6	$79.9	$56.6
Costs deferred	66.6	49.6	29.9
Amortization, net	(10.1)	(5.9)	(6.6)

Unamortized balance at December 31	180.1	123.6	79.9
Cumulative effect of net unrealized investment (gains) losses	12.8	(1.2)	14.9

Balance at December 31	$192.9	$122.4	$94.8

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued
December 31, 2001, 2000 and 1999
(Dollar amounts in millions)

(4)  Intangible Assets

Present Value of Future Profits (PVFP)

The method used by the Company to value PVFP in connection with acquisitions is summarized as follows: (1) identify the future gross profits attributable to certain lines of business, (2) identify the risks inherent in realizing those gross profits, and (3) discount those gross profits at the rate of return that the Company must earn in order to accept the inherent risks.

Recoverability of PVFP is evaluated periodically by comparing the current estimate of expected future gross profits to the unamortized asset balance. If such comparison indicates that the expected gross profits will not be sufficient to recover PVFP, the difference is charged to expense.

The following table presents the activity in PVFP for the years ended December 31:

	2001	2000	1999
Unamortized balance at January 1	$131.7	$21.8	$26.4
Acquisitions	(23.8)	117.2	—
Interest accreted at 4.9% in 2001, 4.9% in 2000, 4.7% in 1999	0.5	0.7	0.8
Amortization	(8.9)	(8.0)	(5.4)

Unamortized balance at December 31	99.5	131.7	21.8
Cumulative effect of net unrealized investment (gains) losses	1.6	(0.4)	13.4

Balance at December 31	$101.1	$131.3	$35.2

The estimated percentage of the December 31, 2001 balance, before the effect of unrealized investment gains or losses, to be amortized over each of the next five years is as follows:

2002	7.8%
2003	9.1%
2004	9.1%
2005	9.2%
2006	9.3%

Amortization expense in future periods may be impacted by acquisitions, realized capital gains or other factors affecting the emergence of gross profits from certain lines of business.

Goodwill

At December 31, 2001 and 2000, total unamortized goodwill was $54.1 and $43.7, respectively, which is presented net of accumulated amortization of $15.4 and $12.0, respectively. Goodwill amortization was $3.4, $2.0, and $1.5 for the years ended December 31, 2001, 2000, and 1999, respectively. Goodwill in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value (no such write-downs have been made).

(5)  Reinsurance

Certain policy risks are reinsured with other insurance companies to limit the amount of loss retention. Reinsurance contracts do not relieve the Company of its obligations to policyholders. In the event that the reinsurers would be unable to meet their obligations, the Company is liable for the reinsured claims. The Company monitors both the financial condition of individual reinsurers and risk concentrations arising from similar geographic regions, activities and economic characteristics of reinsurers to lessen the risk of default by such reinsurers. The Company does not have significant concentrations of reinsurance with any one reinsurer that could have a material impact on its results of operations.

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued
December 31, 2001, 2000 and 1999
(Dollar amounts in millions)

The Company has a reinsurance agreement with an affiliated company whereby the Company assumed all liabilities and future premiums related to the affiliate’s New York business. Certain fixed maturities with a fair value of $344.2 and $259.7 at December 31, 2001 and 2000, respectively, were held in trust for the benefit of policyholders.

In July 2000, the Company began underwriting and distributing long-term care insurance through a strategic alliance with The Travelers Insurance Company (“Travelers”) and certain of its Citigroup affiliates. Under the arrangement, the Company assumed through indemnity reinsurance 90% of Travelers existing long-term care insurance business issued in New York and entered into a continuing agreement with various Citigroup distribution channels including Travelers.

The maximum amount of individual ordinary life insurance normally retained by the Company on any one life may not exceed $0.2. The effects of reinsurance on premiums written and earned for the years ended December 31 were as follows:

	Written			Earned
	2001	2000	1999	2001	2000	1999
Direct	$115.8	$87.1	$78.8	$114.4	$83.8	$76.2
Assumed	82.3	33.1	5.2	78.2	33.1	5.2
Ceded	(3.9)	(3.0)	(2.3)	(4.0)	(3.2)	(2.3)

Net premiums	$194.2	$117.2	$81.7	$188.6	$113.7	$79.1

Percentage of amount assumed to net				41.5%	29.1%	6.6%

Reinsurance recoveries recognized as a reduction of benefits amounted to $16.9, $14.2 and $9.3 during 2001, 2000, and 1999, respectively. These recoveries were partially offset by certain changes in benefits and other policy reserves.

(6)  Future Annuity and Contract Benefits

Investment Contracts

Investment contracts are broadly defined to include contracts without significant mortality or morbidity risk. Payments received from sales of investment contracts are recognized by providing a liability equal to the current account value of the policyholders’ contracts. Interest rates credited to investment contracts are guaranteed for the initial policy term with renewal rates determined as necessary by management. At December 31, 2001 and 2000, investment contracts totaled $2,352.3 and $1,766.4, respectively.

Traditional Life Insurance Contracts

Insurance contracts are broadly defined to include contracts with significant mortality and/or morbidity risk. The liability for future benefits of insurance contracts is the present value of such benefits less the present value of future net premiums based on mortality, morbidity, and other assumptions which were appropriate at the time the policies were issued or acquired. These assumptions are periodically evaluated for potential premium deficiencies. Any changes in the estimated liability are reflected in income as estimates are revised. At December 31, 2001 and 2000, insurance contracts, totaled $621.1 and $517.8, respectively.

Interest rate assumptions used in calculating the present value of future annuity and contract benefits range from 5.5% to 7.5%.

Universal Life

Universal Life contracts are broadly defined to include contracts that provide either death or annuity benefits and have features which may include various policyholder charges, credited interest, and/or variable premiums. At December 31, 2001 and 2000, Universal Life contracts totaled $10.2 and $10.4 respectively.

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued
December 31, 2001, 2000 and 1999
(Dollar amounts in millions)

(7)  Related-Party Transactions

The Company receives administrative services from certain affiliates for which progress payments for these services are made monthly. For the years ended December 31, 2001, 2000, and 1999, these services were valued at $15.8, $20.2 and $17.7, respectively.

During 2001, the Company received a $45 capital contribution from GE Capital Assurance as reflected in the Statements of Shareholder’s Interest.

During 2000, the Company entered into an agreement with GNA Corporation, an affiliate, in which GNA Corporation assumed, on a non-recourse basis, certain tax liabilities. Accordingly, the assumption of such liabilities was recorded as a non-cash capital contribution.

(8)  Income Taxes

The total provision for income taxes for the years ended December 31 consisted of the following components:

	2001	2000	1999
Current federal income tax provision	$13.1	$9.4	$13.7
Deferred federal income tax provision (benefit)	14.2	5.1	(1.2)

Total income tax provision	$27.3	$14.5	$12.5

The reconciliation of the federal statutory tax rate to the effective income tax rate is as follows:

	2001	2000	1999
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal income tax effect	—	—	—
Non-deductible goodwill amortization	1.6	1.7	1.8
Other, net	0.1	—	4.0

Effective rate	36.7%	36.7%	40.8%

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued
December 31, 2001, 2000 and 1999
(Dollar amounts in millions)

The components of the net deferred income tax liability at December 31 are as follows:

	2001	2000
Assets:
Net unrealized losses on investment securities	$1.7	$—
Future annuity and contract benefits	92.0	76.3

Total deferred income tax assets	93.7	76.3

Liabilities:
Net unrealized gains on investment securities	—	(16.0)
Investments	(1.8)	(1.2)
Present value of future profits	(43.9)	(44.2)
Deferred acquisition costs	(49.1)	(27.3)
Other, net	(1.8)	(1.4)

Total deferred income tax liabilities	(96.6)	(90.1)

Net deferred income tax liability	$(2.9)	$(13.8)

Based on an analysis of the Company’s tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income enabling the Company to realize remaining deferred tax assets. Accordingly, no valuation allowance for deferred tax assets is deemed necessary.

The Company (received) paid $24.0, $(3.9) and $11.2, for federal and state income taxes in 2001, 2000, and 1999, respectively.

(9)  Guaranty Association Assessments

The Company is required by law to participate in the guaranty association of the State of New York. The state guaranty association ensures payment of guaranteed benefits, with certain restrictions, to policyholders of impaired or insolvent insurance companies, by assessing all other companies involved in similar lines of business. The insolvency of a major insurer that wrote significant business in New York could have an adverse impact on the profitability of the Company. The Company made no payments to the New York State guaranty association in 2001 and 2000, and received a net refund of $0.2 in 1999.

(10)  Litigation

The Company is a defendant in various cases of litigation considered to be in the normal course of business. The Company believes that the outcome of such litigation will not have a material effect on its financial position or results of operations.

(11)  Fair Value of Financial Instruments

Assets and liabilities that are reflected in the Financial Statements at fair value are not included in the following disclosures; such items include cash and cash equivalents, investment securities, separate accounts and beginning in 2001, derivative financial instruments. Other assets and liabilities—those not carried at fair value—are discussed in the following pages. Apart from certain marketable securities, few of the instruments discussed below are actively traded and their fair values must often be determined using models. Although management has made every effort to develop the fairest representation of fair value for this section, it would be unusual if the estimates could actually have been realized at December 31, 2001 or 2000.

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued
December 31, 2001, 2000 and 1999
(Dollar amounts in millions)

A description of how fair values are estimated follows:

Mortgage loans.    Based on quoted market prices, recent transactions and/or discounted future cash flows, using rates at which similar loans would have been made to similar borrowers.

Investment contracts.    Based on expected future cash flows, discounted at currently offered discount rates for immediate annuity contracts or cash surrender values for single premium deferred annuities.

Information about certain financial instruments that were not carried at fair value at December 31, 2001 and 2000, is summarized as follows:
	2001		2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage loans	$338.6	$351.1	$329.8	$340.9
Investment contracts	$2,352.3	$2,352.3	$1,766.4	$1,674.0

(12)  Restrictions on Dividends

State insurance departments that regulate life insurance companies recognize only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under law, and for determining whether its financial condition warrants the payment of a dividend to its shareholders. The maximum amount of dividends, which can be paid by State of New York insurance companies to shareholders without prior approval of the Insurance Commissioner, is subject to certain restrictions. No dividend payout may be made without prior approval. The Company last paid a dividend to GE Capital Assurance of $16.5 in 1999.

(13)  Supplementary Financial Data

The Company files financial statements with state insurance regulatory authorities and the National Association of Insurance Commissioners (“NAIC”) that are prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory accounting practices differ from U.S. GAAP in several respects, causing differences in reported net income and shareholder’s interest. Permitted statutory accounting practices encompass all accounting practices not so prescribed but that have been specifically allowed by the state insurance authority. The Company has no significant permitted accounting practices. The impact of adoption of codification decreased statutory capital and surplus by $(2), primarily related to investment impairments.

Unaudited statutory net (loss) income for the years ended December 31, 2001, 2000, and 1999 was $(37.9), $(68.2) and $5.1, respectively. Unaudited statutory capital and surplus was $155.7 as of December 31, 2001 and 2000.

The NAIC has adopted Risk-Based Capital (“RBC”) requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with: (1) asset risk, (2) insurance risk, (3) interest rate risk, and (4) business risk. The RBC formula is designated as an early warning tool for the states to identify possible under-capitalized companies for the purpose of initiating regulatory action. In the course of operations, the Company periodically monitors the RBC level. At December 31, 2001 and 2000, the Company exceeded the minimum required RBC levels.

(14)  Business Segments

The Company conducts its operations through two business segments: (1) Wealth Accumulation and Transfer, comprised of products intended to increase the policyholder’s wealth, transfer wealth to beneficiaries or provide for a means

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued
December 31, 2001, 2000 and 1999
(Dollar amounts in millions)

for replacing the income of the insured in the event of premature death, and (2) Lifestyle Protection and Enhancement, comprised of products intended to protect accumulated wealth and income from the financial drain of unforeseen events. See Note (1) for further discussion of the Company’s principal products.

The following is a summary of industry segment activity for 2001, 2000, and 1999:

	2001			2000			1999
	Wealth acccumulation and transfer	Lifestyle protection and enhancement	Total	Wealth acccumulation and transfer	Lifestyle protection and enhancement	Total	Wealth acccumulation and transfer	Lifestyle protection and enhancement	Total
Revenues:
Net investment income	$160.5	$35.3	$195.8	$138.7	$16.8	$155.5	$120.0	$6.0	$126.0
Premiums	42.5	146.1	188.6	29.2	84.5	113.7	36.3	42.8	79.1
Net unrealized investment gains (losses)	22.2	—	22.2	(1.1)	—	(1.1)	0.3	—	0.3
Other revenues (losses)	1.3	—	1.3	3.1	(0.1)	3.0	3.4	—	3.4

Total revenues	226.5	181.4	407.9	169.9	101.2	271.1	160.0	48.8	208.8

Benefits and expenses:
Interest credited, benefits and other changes in policy reserves	165.4	103.6	269.0	125.1	67.2	192.3	114.0	33.7	147.7
Commissions	47.5	31.5	79.0	31.8	18.8	50.6	17.8	10.3	28.1
Amortization of intangibles	3.7	8.1	11.8	5.5	3.8	9.3	5.5	0.6	6.1
Other operating costs and expenses	(32.1)	5.9	(26.2)	(18.5)	(2.1)	(20.6)	(3.5)	(0.2)	(3.7)

Total benefits and expenses	184.5	149.1	333.6	143.9	87.7	231.6	133.8	44.4	178.2

Income before income taxes	$42.0	$32.3	$74.3	$26.0	$13.5	$39.5	$26.2	$4.4	$30.6

Provision for income taxes	$15.4	$11.9	$27.3	$9.7	$4.8	$14.5	$10.7	$1.8	$12.5

Total assets	$3,098.4	$746.8	$3,845.2	$2,354.6	$567.1	$2,921.7	$1,986.2	$135.7	$2,121.9

PART II

OTHER INFORMATION

Undertaking To File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

Rule 484 Undertaking

Section 722 of the Code of New York, in brief, allow a corporation to indemnify any person made party to a proceeding because such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he believed that (a) in the case of conduct in his official capacity with the corporation, his conduct was in its best interests; and (b) in all other cases, his conduct was at least not opposed to the corporation’s best interests and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director, officer, employee, or agent of the corporation did not meet the standard of conduct described. A corporation may not indemnify a director, officer, employee, or agent of the corporation in connection with a proceeding by or in the right of the corporation, in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his official capacity, in which such person was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under these sections of the Code of New York in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

Article VIII, Section 1 of the By-Laws of GE Capital Life Assurance Company of New York further provides that:

(a)  The Corporation may indemnify any person, made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the Corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other Corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the Corporation, or served such other Corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including fines, amounts paid in settlement and reasonable expenses, including attorney’s fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonable believed to be in, or, in the case of service for any other Corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b)  The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other Corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c)  The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other Corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred by him in connection with the defense or settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in or in the case of service for other Corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the Corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action or a pending action which is settled or otherwise disposed of or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement and expenses as the court deems proper.

(d)  For the purpose of this section, the Corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the Corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person’s duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provision, or otherwise under circumstances where the burden of proof set forth in Section 11(b) of the Act has not been sustained, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Representation Pursuant To Section 26(f)

The Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

The facing sheet.
The prospectus consisting of 105 pages.
The undertaking to file reports.
The Rule 484 undertaking.
Representation pursuant to Section 26(f).
The signatures.
Written consents of the following persons:

(a)	Thomas E. Duffy, Counsel

The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

(b)  Exhibits

1 A. (1)(a)	Resolution of Board of Directors of GE Capital Life Assurance Company of New York (the “Company”) authorizing the establishment of the GE Capital Life Separate Account III (the “Separate Account”).(4)

1 A. (1)(b)	Resolution of Board of Directors of the Company authorizing the establishment of investment subdivisions of the Separate Account investing in shares of 43 investment subdivisions/subaccounts.(4)

1 A. (1)(c)	Resolution of Board of Directors of the Company authorizing the establishment of investment subdivisions of the Separate Account investing in shares of 41 investment subdivisions/subaccounts.(4)

1 A. (2)	Not Applicable.

1 A. (3)	Underwriting Agreement between the Company and Capital Brokerage Corporation.(2)

1 A. (3)(a)	Dealer Sales Agreement.(2)

1 A. (3)(c)	Commission Schedule.(5)

1 A. (4)	None.

1 A. (5)(a)	Policy Form.(7)

1 A. (5)(b)	Endorsements/ Riders to Policy Form.(4)

1 A. (5)(b)(i)	Policy Split Option Rider, NY4473 12/99.(4)

1 A. (5)(b)(ii)	Joint Life Level Term Insurance Rider, NY4474 12/99.(4)

1 A. (6)(a)	Certificate of Incorporation of the Company.(1)

1 A. (6)(b)	By-Laws of the Company.(1)

1 A. (7)	Not Applicable.

1 A. (8)(a)	Participation Agreement between Federated Insurance Series and the Company.(2)

1 A. (8)(a)(i)	Amendment to the Participation Agreement between the Company and Federated Insurance Series.(5)

1 A. (8)(b)	Participation Agreement between GE Investments Funds, Inc. and the Company.(2)

1 A. (8)(b)(i)	Amendment to the Participation Agreement between the Company and GE Investments Funds, Inc.(5)

1 A. (8)(c)	Participation Agreement between Janus Aspen Series and the Company.(2)

1 A. (8)(c)(i)	Amendment to the Participation Agreement between the Company and Janus Aspen Series.(5)

1 A. (8)(d)	Participation Agreement between Oppenheimer Variable Account Funds.(2)

1 A. (8)(d)(i)	Amendment to the Participation Agreement between the Company and Oppenheimer Variable Account Funds.(5)

1 A. (8)(e)	Participation Agreement between Fidelity Variable Insurance Products Fund and the Company.(2)

1 A. (8)(e)(i)	Amendment to the Participation Agreement between the Company and Fidelity Variable Insurance Products Fund.(5)

1 A. (8)(f)	Participation Agreement between Fidelity Variable Insurance Products Fund II and the Company.(2)

1 A. (8)(f)(i)	Amendment to the Participation Agreement between the Company and Fidelity Variable Insurance Products II.(5)

1 A. (8)(g)	Participation Agreement between Fidelity Variable Insurance Products Fund III and the Company.(2)

1 A. (8)(g)(i)	Amendment to the Participation Agreement between the Company and Fidelity Variable Insurance Products Fund III.(5)

1 A. (8)(h)	Participation Agreement between Dreyfus and the Company.(8)

1 A. (8)(i)	Participation Agreement between MFS® Variable Insurance Trust and the Company.(8)

1 A. (8)(j)	Participation Agreement between Van Kampen Life Investment Trust and the Company.(8)

1 A. (8)(k)	Participation Agreement between PIMCO Variable Insurance Trust and the Company.

1 A. (8)(l)	Participation Agreement between Rydex Variable Trust and the Company.

1 A. (9)	Not Applicable.

1 A. (10)	Individual Policy Application.(7)

2.	Opinion and Consent of Thomas E. Duffy.(8)

3.	Not Applicable.

4.	Not Applicable.

5.	Not Applicable.

6.	Opinion and Consent of Paul A. Haley, F.S.A.(7)

7.	Consolidated memorandum describing certain procedures filed pursuant to Rule 6e-2(b)(12)(ii) and Rule 6e-3(T)(b)(12)(iii).(5)

8.	Power of Attorney. January 15, 2002.(7)

(1)	Incorporated herein by reference to initial filing of the Registration Statement on Form N-4, File No. 333-39955, filed with the (“SEC”) on September 10, 1997.
(2)	Incorporated herein by reference to Pre-Effective amendment to the Registration Statement on Form N-4, File No. 333-39955, filed with the (“SEC”) on May 13, 1998.
(3)	Incorporated herein by reference to Post-Effective Amendment filing of the registration statement on Form N-4, File No. 333-39955, filed with the SEC on April 30, 1999.
(4)	Incorporated herein by reference to initial filing of the Registration Statement on Form S-6, File No. 333-32908, filed with the SEC on March 21, 2000.
(5)	Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-32908, filed with the SEC on July 31, 2000.
(6)	Incorporated herein by reference to Pre-Effective Amendment I filing of the Registration Statement on Form N-4 333-47016, filed with the SEC on December 7, 2000.
(7)	Incorporated herein by reference to initial filing of the Registration Statement on Form S-6, File No. 333-88312 filed with the SEC on May 15, 2002.
(8)	Filed herein.

SIGNATURES

As required by the Securities Act of 1933, the Registrant, GE Capital Life Separate Account III, has caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf in the County of Henrico and the State of Virginia on the 15th day of August, 2002.

GE CAPITAL LIFE SEPARATE ACCOUNT III
(Registrant)

By:
Heather C. Harker
Vice President
GE Capital Life Assurance Company of New York
(Depositor)

/s/     LAURA C. DEUSEBIO
Attest:
Laura C. Deusebio
Name

By:
Heather C. Harker
Vice President
GE Capital Life Assurance Company of New York
(Depositor)
/s/     LAURA C. DEUSEBIO
Attest:
Laura C. Deusebio
Name

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Directors and Officers of GE Capital Life Assurance Company of New York

Signature	Title	Date

* George Zippel	Chairperson	8/15/02

* David Sloane	Senior Vice President and Chief Administrator	8/15/02

* Marshall S. Belkin	Director	8/15/02

* Richard I. Byer	Director	8/15/02

* Thomas W. Casey	Vice President and Chief Financial Officer	8/15/02

* Stephen N. DeVos	Vice President and Investment Officer	8/15/02

* Bernard M. Eiber	Director	8/15/02

* Jerry S. Handler	Director	8/15/02

* Gerald A. Kaufman	Director	8/15/02

/s/ HEATHER HARKER Heather Harker	Vice President	8/15/02

* Leon E. Roday	Senior Vice President	8/15/02

* Thomas A. Skiff	Director	8/15/02

* Steven A. Smith	Director	8/15/02

* Geoffrey S. Stiff	Director	8/15/02

By: /s/ HEATHER C. HARKER, pursuant to Power of Attorney executed on January 15, 2002.

EXHIBIT LIST

1A. (8)(h)	Dreyfus Participation Agreement*
(i)	MFS*
(j)	Van Kampen
(k)	Pimco*
(l)	Rydex*
2.	Opinion of Counsel